EXHIBIT 99.1
Bell Canada Enterprises
2006 Annual Report
MANAGEMENT’S DISCUSSION AND ANALYSIS

About Forward-Looking Statements	2
About Our Business	3
Operating Highlights	9
Enhancing Shareholder Returns	11
Selected Annual and Quarterly Information	12
Financial Results Analysis
Consolidated Analysis	16
Segmented Analysis	20
Product Line Analysis	27
Financial and Capital Management	32
Competitive Environment	39
Regulatory Environment	41
Assumptions and Risks Underlying
Our Forward-Looking Statements	47
Our Accounting Policies	55
Controls and Procedures	59
Non-GAAP Financial Measures	59

REPORTS ON INTERNAL CONTROL

Management’s Report on Internal Control over Financial Reporting	62
Report of Independent Registered Chartered Accountants	63

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Reporting	64
Report of Independent Registered Chartered Accountants	64
Consolidated Statements of Operations	65
Consolidated Statements of Deficit	65
Consolidated Balance Sheets	66
Consolidated Statements of Cash Flows	67
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management’s Discussion and Analysis
In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. (Aliant) and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities on and after such date.
     All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted. Please refer to our glossary on pages 106—107 for a list of defined terms.
     Please refer to BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2006 when reading this MD&A. Please also refer to “The Quarter at a Glance” section at pages 6 to 17 of BCE Inc.’s 2006 Fourth Quarter Investor Briefing dated February 6, 2007, which pages are incorporated herein by reference, for a more detailed discussion of BCE’s operational and financial results for the fourth quarter of 2006.
     You will find more information about BCE, including BCE Inc.’s audited consolidated financial statements and annual information form dated March 7, 2007 (BCE 2006 AIF) for the year ended December 31, 2006 and recent financial reports, including BCE Inc.’s 2006 Fourth Quarter Investor Briefing, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
     This MD&A comments on BCE’s operations, performance and financial condition for the years ended December 31, 2006 and 2005.
About Forward-Looking Statements
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     BCE’s 2006 annual report, including this MD&A, contains forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations, cash flows and businesses. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation. It is important to know that:
•    unless otherwise indicated, forward-looking statements in BCE’s 2006 annual report, including in this MD&A, describe our expectations at March 7, 2007
•   our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
•   except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.
•   we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.
A number of assumptions were made by BCE in making forward-looking statements in BCE’s 2006 annual report, including in this MD&A, such as certain Canadian economic and market assumptions, operational and financial assumptions, and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to achieve customer service improvement while significantly reducing costs. Assumptions made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and, in particular, in the section entitled Assumptions and Risks Underlying Our Forward-Looking Statements. Important additional assumptions and risks are also discussed under the sections entitled Competitive Environment and Regulatory Environment.
2      Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
About Our Business
BCE is Canada’s largest communications company. Bell Canada, which encompasses our core business operation, is the nation’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential and business customers. We report Bell Canada’s results of operations in four segments, each reflecting a distinct customer group: Residential, Business, Bell Aliant and Other Bell Canada. All of our other activities are reported in the Other BCE segment. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We discuss our consolidated operating results in this MD&A, as well as the operating results of each segment. See Note 3 to the consolidated financial statements for additional information about our segments. We also discuss our results by product line to provide further insight into these results.
     The chart below shows the operating revenues that each segment contributed to total operating revenues for the year ended December 31, 2006. Some of these revenues vary slightly by season. Business segment revenues tend to be higher in the fourth quarter because of higher levels of voice and data equipment sales. Our operating income can also vary by season. Residential segment operating income tends to be lower in the fourth quarter due to the higher costs associated with greater subscriber acquisition during the holiday season.
RESIDENTIAL SEGMENT
The Residential segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in urban Ontario and Québec. Wireless services and video services are provided nationwide.
     Local telephone and long distance services are sold under the Bell brand, wireless services through Bell Mobility Inc. (Bell Mobility), Internet access under the Sympatico brand and video services through Bell ExpressVu Limited Partnership (Bell ExpressVu).
BUSINESS SEGMENT
The Business segment provides local telephone, long distance, wireless, data (including Internet access) and information and communications technology (ICT) services to Bell Canada’s large enterprise (Enterprise) customers and small and medium-sized businesses (SMB) in Ontario and Québec, as well as to business customers in Western Canada through Bell West, our division offering competitive local exchange carrier (CLEC) services in Alberta and British Columbia.
BELL ALIANT SEGMENT
Formed on July 7, 2006, Bell Aliant is North America’s second largest regional telecommunications service provider and the largest business trust in Canada, providing local telephone, long distance, data (including Internet access), and other services to residential and business customers in Atlantic Canada and parts of Central Canada. Bell Aliant combines Bell Canada’s former regional wireline operations in the less populated areas of Ontario and Québec with Aliant’s former wire-line, information technology (IT) and related operations in Atlantic Canada, and also includes Bell Canada’s former 63.4% interest in NorthernTel Limited Partnership (NorthernTel) and Télébec Limited Partnership (Télébec) held indirectly through Bell Nordiq Group Inc. (Bell Nordiq). At December 31, 2006, BCE owned approximately 45% of Bell Aliant. The remaining 55% was publicly held.
OTHER BELL CANADA SEGMENT
The Other Bell Canada segment includes Bell Canada’s Wholesale business and the financial results of Northwestel Inc. (Northwestel). Our Wholesale business provides various access and network services to other resale or facilities-based providers of local, long distance, wireless, Internet, data and other telecommunications services. Northwestel provides telecommunications services to less populated areas of Canada’s northern territories. At December 31, 2006 Bell Canada owned 100% of Northwestel.
Bell Canada Enterprises   2006 Annual Report       3

Management’s Discussion and Analysis
OTHER BCE SEGMENT
The Other BCE segment includes the financial results of our satellite services subsidiary, Telesat Canada (Telesat), as well as our corporate office.
     Telesat is a pioneer in satellite communications and systems management and is an experienced consultant in establishing, operating and upgrading satellite systems worldwide. BCE Inc. owns 100% of Telesat. Consistent with its strategy of concentrating on its core communications business, BCE Inc. announced the sale of Telesat to a new company formed by Canada’s Public Sector Pension Investment Board (PSP Investments) and Loral Space & Communications Inc. (Loral) on December 18, 2006. BCE Inc. will, at closing of the sale, realize total proceeds of $3.25 billion from the all-cash transaction. The sale is subject to customary closing conditions, including regulatory approval both in Canada and the United States and the absence of a material adverse change affecting Telesat’s business. The transaction is expected to close in mid-2007. In conjunction with the sale, BCE Inc. has put into place a set of commercial arrangements between Telesat and Bell ExpressVu that guarantee Bell ExpressVu access to current and expanded satellite capacity, including services available after the launch of Telesat’s Nimiq 5 satellite in 2009. We do not account for Telesat as discontinued operations because of the ongoing commercial relationships between BCE and Telesat that will continue after the sale is complete.
     A transaction involving the reorganization of the ownership of CTVglobemedia Inc. (CTVglobemedia, formerly Bell Globemedia Inc.) was announced on December 2, 2005 and completed on August 30, 2006. As of August 31, 2006, we have accounted for CTVglobemedia as a discontinued operation and no longer consolidate its financial results. Our remaining 15% investment is accounted for at cost.
BELL CANADA PRODUCTS AND SERVICES
Bell Canada is our primary focus and the largest component of our business. It has six major lines of business:
•	local and access services

•	long distance services

•	wireless services

•	data services

•	video services

•	terminal sales and other.
Local and Access Services
Bell Canada operates an extensive local access network that provides local telephone services to business and residential customers. The 12 million local telephone lines, or network access services (NAS), we provide to our customers are key in establishing customer relationships and are the foundation for the other products and services we offer.
     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:
•   value-added services (VAS), such as call display, call waiting and voicemail
•   services provided to competitors accessing our local network
•   connections to and from our local telephone service customers for competing long distance service providers
•   subsidies from the National Contribution Fund to support local service in high-cost areas.
Rates for local telephone and VAS services in our incumbent territories are regulated by the Canadian Radio-television and Telecommunications Commission (CRTC). Although these regulations continue to restrict our local and access business with respect to bundling and packaging of local services with other non-regulated services and limitations on customer winback promotions, on December 11, 2006 the federal government put forth a proposal to accelerate deregulation of retail telephone prices by implementing new forbearance criteria based on either a competitive facilities-based or competition-based test. Under the new proposal, restrictions on customer winbacks and other promotions would be immediately ended. In addition, the CRTC would consider each forbearance application on a priority basis and would make a decision within 120 days. We believe that the federal government proposal could be adopted as early as the end of the first quarter of 2007.
     The local telephone services market became increasingly competitive in 2006 as the major cable operators in our Québec and Ontario markets expanded the reach of their low-priced cable telephony services.
4       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
Long Distance Services
We supply long distance voice services to residential and business customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
     Prices for long distance services have been declining since this market was opened to competition. In 2006, our long distance services business continued to face intense competitive pressure given the expanded presence of cable telephony and the continuing impact from non-traditional suppliers (i.e., prepaid card, dial-around and other voice over Internet protocol (VoIP) providers).
Wireless Services
We offer a full range of wireless voice, data and paging communications products and services to residential and business customers across Canada. We also provide an array of VAS across our voice and data platforms such as call display and voicemail, e-mail and video streaming, music downloads, ringtones and games, as well as roaming services with other wireless service providers. Customers can choose to pay for their services through a monthly rate plan (postpaid) or in advance (prepaid). At the end of 2006, we had approximately 5.9 million wireless customers and 0.3 million paging customers.
     Our wireless division, Bell Mobility Inc. (Bell Mobility), provides wireless communications services nationwide under the Bell Mobility, Solo Mobile and Aliant Mobility brands. During 2006, Solo Mobile was repositioned in the wireless market as a value brand that broadly appeals to mass-market consumers instead of a brand that is geared primarily towards the youth segment. In addition, we have a joint venture with the Virgin Group to offer wireless services under the Virgin brand across Canada.
     Our wireless network provides voice services, and data services at typical transmission speeds of approximately 120 Kbps delivered over our existing single-carrier radio transmission technology (1xRTT) network. In 2005, we launched Canada’s first Evolution, Data Optimized (EVDO) wireless data network in Toronto and Montréal. EVDO technology is the third generation (3G) of wireless networks delivering average data download speeds of 400—700 kilobits per second (Kbps) with peaks of up to 2.4 megabits per second (Mbps). We expect to continue our deployment of EVDO in other major Canadian urban centres and other areas in 2007.
     At the end of 2006, our wireless network covered:
•   95% of the population of Ontario and Québec
•   approximately 90% of the population of Atlantic Canada
•   the major cities in the provinces of Alberta and British Columbia.
Data Services
High-speed Internet access service provided through digital subscriber line (DSL) technology for residential and business customers is a growth area for Bell Canada. At the end of 2006, we had approximately 2.5 million high-speed Internet customers.
     Our DSL high-speed Internet access footprint in Ontario and Québec reached more than 89% of homes and 92% of business lines passed at the end of 2006. In Bell Aliant’s territory, comprised of Atlantic Canada and rural Ontario and Québec, DSL high-speed Internet was available to over 70% of homes and over 80% of businesses at the end of 2006.
     During 2006, we launched Sympatico Optimax, a premium high-speed service, delivering consistently fast Internet services with speeds up to 16 Mbps. We also upgraded our broadband access speed for DSL Basic customers in Ontario from 512 kilobits per second (Kbps) to 1 Mbps. We also offer a Basic Lite DSL service at 128 Kbps and an Ultra high-speed product for residential and SMB customers at 5 Mbps and 6 Mbps, respectively.
     In 2006, Inukshuk Wireless Inc. (Inukshuk), a joint venture between Bell Canada and Rogers Communications Inc. (Rogers Communications), completed the initial phase of its new wireless broadband network covering five million households, representing 40% of the population in 20 urban centres across Canada. This next-generation Internet protocol (IP) wireless network, based on pre-WiMax standards, enables portable services allowing subscribers to access the Internet and other applications such as VoIP and video streaming. Inukshuk was launched in 2003 to provide wireless high-speed Internet access across Canada using spectrum in the 2.5 GHz range.
     We offer a full range of data services to business customers, including Internet access, IP-based services, ICT solutions and equipment sales. While we still offer legacy data services, we no longer sell legacy data services other than to current customers.
Bell Canada Enterprises   2006 Annual Report       5

Management’s Discussion and Analysis
Video Services
We are Canada’s largest digital television provider, nationally broadcasting more than 500 all-digital video and audio channels and a wide range of domestic and international programming. We also offer hardware, including personal video recorders (PVRs), interactive television (iTV) services and the most extensive lineup of high definition (HD) channels in Canada. We currently distribute our video services to more than 1.8 million customers through Bell ExpressVu and Bell Canada in one of three ways:
•   direct-to-home (DTH) satellite — we have been offering DTH video services nationally since 1997 and currently use four satellites, Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4-interim. Telesat operates or directs the operation of these satellites.
•   very high bit rate DSL (VDSL) — this allows us to expand our reach to the multiple-dwelling unit (MDU) market. By the end of 2006, we had signed access agreements with 988 buildings and had provisioned 514 of them.
•   hybrid fibre co-axial cable — on August 2, 2005, we acquired the residential assets of Cable VDN Inc. (Cable VDN), a Montréal-based cable company selling residential analog and digital TV. Cable VDN has over 14,600 residential cable subscribers in the Montréal area, representing an approximate 28% penetration within its current footprint. We believe that Cable VDN provides us with a more cost-effective way of addressing the MDU market in Montréal, compared to VDSL, allowing for quicker access to smaller, harder to reach MDUs.
     In 2007, we intend to continue investing in our IPTV (video over Internet protocol) platform that will target urban households in markets within the Québec City to Windsor corridor. In 2004, we received CRTC approval of our broadcast licence application to deliver video services terrestrially to single-family units (SFUs). We continued technical trials of our IPTV service in 2006. Bell Canada is currently providing limited service in both Montréal and Toronto. IPTV will offer increased interactivity to experience a variety of digital content on television.
     Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During 2006, we continued our ongoing efforts against television signal theft, including sophisticated set-top box (STB) tracking systems and specific point-of-sale practices such as obtaining customer photo identification and credit card information, aggressive measures to investigate and initiate legal action against persons engaged in the manufacture, sale and distribution of signal theft technology, and enforcement of policies with authorized retailers to combat piracy, including a zero tolerance policy for activities related to signal theft.
Terminal Sales and Other
This category includes revenues from a number of other sources, including:
•   renting, selling and maintaining business terminal equipment
•   wireless handset and video STB sales
•   network installation and maintenance services for third parties
•   IT services provided by Bell Aliant.
OUR STRATEGIC PRIORITIES
We accelerated the transformation of the company in 2006, increasing our focus on execution to strengthen the operational foundations we have put in place over the last three years to drive a shift in our revenue mix towards growth services, reset our cost base and return to our core communications business. We also continued to strengthen all three strategic pillars — improving the customer experience, enhancing bandwidth and developing next-generation services — while sharpening our marketing fundamentals, which enabled us to step up to the competitive challenges of cable telephony more effectively.
     The three pillars will continue to be critical in 2007, as will our efforts to improve our operational efficiency and productivity. We will also place a growing focus on enhancing the experience of our customers. It is how we will differentiate our business from the competition to build customer loyalty as we drive the profitable expansion of our growth services and slow the decline of our traditional voice and data businesses. However, service alone will not make us competitive. We must also continue to deliver products, services and solutions that make a difference for customers. We will continue to invest in developing growth services and enhancing the networks on which they run. In 2007, the majority of our capital spending will be in areas such as enhancing customer service, wireless operations and our advanced residential broadband network.
6       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
     We have established five operational priorities for 2007 to achieve our objective of delivering consistent, reliable, high-quality communications services to customers efficiently and cost-effectively:
1. Service quality — We are determined to consistently meet or exceed customer expectations and enhance their overall experience with Bell Canada. This focus on improving the total client experience will help to differentiate us from our competitors and ensure long-term customer loyalty to the Bell brand and products.
2. Broadband acceleration — We will continue to invest in advanced network enhancements, such as the continued rollout of fibre-to-the-node (FTTN) technology, in order to expand the reach and speed of our DSL Internet service and to enable IPTV services.
3. Wireless growth — A key driver of growth and financial performance, the wireless business will be supported by an expanded array of handsets and devices, new products and features, expected growth in data usage, ongoing enhancements to broadband EVDO and overall network quality. We are focused on delivering continued improvements in average revenue per user (ARPU) and data growth, while acquiring our competitive share of net subscriber additions.
4. Business sector profitability — With a focus on ICT/ virtual chief information officer (VCIO) profitability, we will leverage the unique capabilities and scale in our Enterprise and SMB operations to take advantage of market opportunities and pull through connectivity revenues.
5. Productivity improvements — A core element of financial performance, productivity improvements have enabled Bell Canada’s increased competitiveness in the marketplace. Cost discipline remains a centrepiece of our strategy, with productivity improvements expected to contribute to further improvement in earnings.
     We intend to execute these priorities based on a foundation of market leadership behaviour and a balance between profitable growth and enhanced market share. With an increasingly cost-efficient structure, we believe that we are well positioned to leverage our network capabilities as well as our product and brand assets.
     In 2006, we made significant progress in building upon each of our three key strategic pillars.
Enhancing customer experience by providing superior products and service that build loyalty
•   Our multi-product household strategy continued to drive increased penetration of households subscribing to three or more products (a combination of local wireline, Internet, video, wireless and long distance services), reaching over 25% of total households in our Ontario and Québec footprint at the end of 2006, up from 22% at the end of 2005.
•   At the end of 2006, approximately six million clients were enjoying the benefits of a single bill for their wire-line, Internet, video and/or wireless services (our One Bill program), compared with approximately two million at the end of 2005.
•   As a result of our DSL hardening program, which has improved the performance of the network through software upgrades and installation of new hardware, we reduced major outages of our high-speed Internet service by 12% in 2006 compared with the previous year.
•   We delivered improved service commitments and service levels in 2006 by reducing the total number of missed appointments for fixed wireline installations and repairs by approximately 3% and 15%, respectively, over the previous year.
•   Our first call resolution rate in the Residential segment improved 2.1 percentage points in 2006 to approximately 81%.
•   Sympatico, our Internet service provider to Residential and SMB customers, launched new desktop tools enabling customers to diagnose and correct configuration settings on their own or remotely through a call centre agent. These new tools are intended to drive self-service and reduce the average handling time of calls in our contact centres.
•   As at the end of 2006, 93% of our Enterprise customers had adopted our online bill manager tool, a service that provides self-serve capabilities for business customers, enabling them to view, track and pay invoices online and to produce customized reports.
•   Our Enterprise unit began the implementation of Service Desk, which will integrate connectivity and ICT customer care to create a single point of contact for the customer.
Bell Canada Enterprises   2006 Annual Report       7

Management’s Discussion and Analysis
     In 2007, we intend to continue improving service and enhancing the customer experience. In particular, we plan to:
•   drive service quality so that it sets us apart in the market
•   deliver improved service commitments and service levels by significantly reducing the number of missed appointments
•   achieve distribution excellence by expanding our points of presence, refreshing existing stores, and enhancing existing channels such as 310-BELL and bell.ca
•   expand our handset and device portfolios
•   improve processes to simplify customer transactions.
Deliver abundant and reliable bandwidth to enable next-generation services
•   We carried on with our rollout of FTTN by deploying another 1,564 neighbourhood nodes in 2006, raising the total number of nodes deployed to 3,612. In total, we currently expect to deploy approximately 11,000 to 12,000 nodes by 2011 for a total cost of approximately $1.2 billion, of which approximately $400 million has been spent as of the end of 2006.
•   We continued to invest in our high-speed EVDO mobile data network by expanding the footprint to a number of cities and towns in Ontario, Québec, British Columbia and Alberta, bringing coverage to 55% of the Canadian population.
•   We launched Sympatico Optimax, a high-speed Internet service that leverages the latest fibre optic technology, across significant parts of Toronto and Montréal. The service offers an Internet connection that delivers consistently fast Internet service, with speeds of up to 16 Mbps.
•   Inukshuk, our joint venture with Rogers Communications, completed the initial phase of its new wireless broadband network that reaches five million households representing 40% of the population in 20 urban centres across Canada. This next-generation IP wireless network enables portable services allowing subscribers to access the Internet and other applications such as VoIP and video streaming.
     In 2007, we intend to continue to expand the reach and speed of DSL service through our FTTN rollout, which will enable speeds of up to 26 Mbps. In the future, as consumer demand for bandwidth-intensive applications increases, we believe that FTTN bandwidth speeds can be increased to more than 40 Mbps through techniques such as shortening very high data rate DSL (VDSL) loop lengths and bonding twisted-pair copper telephone lines. At the same time, the Inukshuk fixed wireless broadband access network footprint will continue to be expanded. We also plan to complete implementation of the EVDO across our remaining wireless coverage areas.
Create next-generation services to drive ongoing profitable growth
•   Bell Mobility launched a number of new services designed to drive data growth, including:
     – Groove Client, a music download service
     – a music video ringtones service that allows customers to listen to and/or watch digital music videos directly on their wireless phone
     – various video clip services featuring exclusive NHL hockey game highlights, MTV video highlights and images, and news and business reports from CTV News and Report on Business Television (ROBTv).
•   Bell ExpressVu continued to build on its expansive retail offering of leading HD services with the launch of 12 new HD channels during the year. HD television, with its high-resolution images and theatre-quality sound, provides a viewing experience that is richer and more visually captivating than standard television. In addition, our video unit enhanced its lineup of iTV programming, providing the best interactive and on-demand news, weather and sports experience.
•   Sympatico, our Internet service provider to Residential and SMB customers, started marketing several new products and service in 2006, including:
     – an enhanced version of its MSN Music Store, which offers customers safe and secure pay-per-download of high-quality music tracks via credit card payment
     – ‘Personal Vault’, a comprehensive online storage solution that is available exclusively from Bell Canada to backup, access and share content such as digital photos, financial records, music and video files
     – Canada’s first subscription-based fraud protection service
     – Sympatico Unplugged, a high-speed portable Internet access product that offers speeds comparable to current residential and SMB offerings.
•   Our Enterprise unit expanded its service offering in 2006 with applications such as IP audio conferencing and an enhanced IP virtual private network (IP VPN) product with global capabilities and advanced customer reporting functionality.
8       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
•   Our SMB unit introduced several new products this year, including:
     – Business Internet Unplugged, a portable wireless DSL service
     – Managed IP, an IP Private Branch Exchange (IP PBX) monitoring, management and maintenance service.
     In 2007, our objective is to drive the introduction of new products and services that balance innovation with profitability and that are brought to market more quickly. We plan to introduce EVDO-enabled data applications and other services to our wireless customers in order to deliver continued improvements in ARPU and data growth, as well as expand our residential broadband services to help customers manage information needs in their homes by leveraging our Sympatico-MSN portal. In our video unit, we intend to drive growth by investing in new growth areas, such as IPTV and HD programming, in our goal of becoming the leader in “on-demand” television. In the Business segment, our Enterprise unit will continue its efforts to expand its ICT solutions by focusing on network-supported applications and services in the financial services and federal, provincial and large municipal government sectors, as well as by concentrating on key customers in the retail, distribution and manufacturing sectors. We will also strengthen our capabilities in data and network security and business resilience. The overall objective within our SMB unit is to drive greater profitability through stronger organic growth with its refined VCIO strategy and the expansion of existing value-added services that build on the strengths of recent business acquisitions, as well as sale force and mid-market customer realignment.
TRANSFORMING OUR COST STRUCTURE
Overall, our various cost-reduction initiatives resulted in savings of $724 million in 2006, which brought the total amount of cost savings since 2004 to approximately $1.6 billion. Cost savings this year were realized primarily through process improvements in our business units and our supply chain transformation program, which contributed to maintaining Bell Canada’s EBITDA(1) margin stable year-over-year.
     Cost reductions from efficiency-related process improvements amounted to $341 million in 2006 and were driven primarily by:
•   a reduction in the number of invoices printed and mailed to our Residential customers under the One Bill initiative
•   more efficient contact centre operations, resulting in lower call volumes
•   a reduction in the number of missed commitments for fixed wireline installations and repairs
•   workforce reductions stemming from greater use of outsourcing and other productivity initiatives.
     With respect to our workforce reduction program for 2006, our original plan called for 3,000 to 4,000 employee departures. In total, over 3,300 employee departures took place. However, this was offset by approximately 550 positions which were added in the year in support of our revenue growth and service quality initiatives. As a result, net employee departures totalled approximately 2,750 in the year.
     Supply transformation savings of $383 million in 2006 were realized from:
•   increased controls over discretionary spending
•   reduced spending on IT services
•   outsourcing of selected contact centre call volumes
•   renegotiated contracts resulting in rate reductions and vendor rebates for wireless handsets, wireline data and voice equipment, and Internet portal services that we resell to our customers.
Operating Highlights
Our results for 2006 showed step-by-step progress in operational execution as underlying business trends began to exhibit signs of improvement. We intensified our focus on generating profitable recurring service revenue streams, while continuing to drive productivity improvements and cost efficiencies throughout the organization. Our growth services portfolio, which grew by about 11% this year, now represents a majority of Bell Canada’s revenues, accounting for 51% of the total at the end of 2006. This was enabled by a significant improvement in wireless, video and Internet ARPU, as well as by increased sales of ICT solutions. As expected, local line losses in 2006 increased year over year as a result of the expanded competitive presence of lower-priced cable telephony service offerings in our markets. Our focus on profitable and disciplined subscriber growth, coupled with cost savings of more than $700 million and a reduced emphasis on low-margin equipment sales, allowed us to maintain stable EBITDA margins at Bell Canada year over year, despite the erosion of our legacy wireline business. Higher EBITDA, as well as capital spending efficiency, improved free cash flow(2) in 2006.

(1) EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. See Non-GAAP Financial Measures — EBITDA in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.
(2) Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures — Free cash flow in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.
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Management’s Discussion and Analysis
     We also made steady progress in the area of customer service this year by resolving customer issues more promptly, enhancing the performance of our high-speed Internet network and improving service for wireline installations and repairs, all of which contributed to a higher level of customer satisfaction.
CUSTOMER CONNECTIONS

		TOTAL
	NET ACTIVATIONS	CONNECTIONS
(in thousands)	2006	DECEMBER 31, 2006

NAS	(525)	12,056
High-speed Internet	267	2,462
Wireless	432	5,873
Video	93	1,820

NAS
NAS in service declined by 525,000 in 2006 or 4.2%, representing a higher rate of decline than the 2.5% reported in 2005. The accelerated rate of erosion in the number of local access lines was due primarily to the competitive entry in 2005 of cable operators with lower-priced cable telephony services to our Québec and Ontario markets. Increased customer winbacks and higher wholesale demand for access lines in Western Canada lessened the decline.
High-Speed Internet
We added 267,000 new net high-speed Internet customers in 2006, increasing our base by 12.2% to 2,462,000. The net activations achieved in 2006 were lower than the 387,000 new subscribers acquired in 2005. The year-over-year decline in new subscriber additions was due mainly to the fact that net activations in 2005 were fuelled by the growth of our Basic Lite products and extensive footprint expansion.
Wireless
Our wireless subscriber base grew by 432,000 in 2006 to 5,873,000, representing a 7.9% increase compared to the previous year. While new subscriber activations were lower than the 516,000 achieved in 2005, higher revenue-generating postpaid subscribers accounted for 71% of the total net activations in 2006, up from 56% in 2005, due to significantly improved customer retention. Although we experienced higher prepaid churn during the year, our overall churn rate improved 0.1 percentage points, year-over-year, to 1.5%, due to lower postpaid churn.
Video
In 2006, we activated service for 93,000 new net video customers, down from 224,000 in 2005, to end the year with 1,820,000 subscribers. This result represents a 5.4% increase in our subscriber base over the previous year. The lower number of net activations can be attributed to a slight increase in our churn rate from 0.9% in 2005 to 1.0% in 2006, fewer sales in our retail channels compared with the previous year, and our increased focus on profitable growth. Net activations in 2005 also reflected the acquisition of Cable VDN, which added an incremental 12,500 customers to our video subscriber base.
LABOUR SETTLEMENT
On May 15, 2006, we reached an agreement with the Communications, Energy and Paperworkers Union of Canada (CEP) on pay equity that benefits 4,765 current and former Bell Canada employees, mostly operators. The settlement covers Bell Canada employees represented by the CEP in positions occupied primarily by women. The settlement included lump sum payments and pension adjustments worth approximately $104 million. The cash portion of the settlement (approximately $66 million) is reflected on the cash flow statement within cash flows from operating activities (operating assets and liabilities). The full amount of the cash portion of the settlement was accrued in previous years.
10      Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
EXPERTECH NETWORK INSTALLATION
The collective agreements between the CEP and Expertech Network Installation Inc. (Expertech) representing approximately 160 clerical and 1,300 craft and services employees have both expired on November 30, 2006. The parties have been in negotiations since November 2006. A first offer by Expertech was rejected by both bargaining units’ employees on December 20, 2006.
     On February 26, 2007, the craft and services employees rejected Expertech’s final offer at 64.5% whereas its clerical employees accepted the offer at 78.3%. Expertech’s craft and services employees will only obtain their right to strike if and once the CEP gives 72 hour notice to Expertech indicating the date after which a strike will occur.
     As a result of this vote, Expertech declared it was unable to restructure its operations and announced the wind-down of its operations. Bell Canada announced that it would work with Expertech toward an orderly and timely wind-down of its activities and would transfer its work to many local suppliers in Québec and Ontario.
     On March 5, 2007, the CEP and Expertech announced that an agreement had been reached on some refinements to Expertech’s final offer that, if accepted by union members, would allow Expertech to avoid closure. This offer has been put to a vote by the craft and services employees. The results will be announced on March 19, 2007.
     As part of the bargaining process, the CEP filed, in December 2006, a single employer and a sale of business application before the Canada Industrial Relations Board (CIRB) against Bell Canada and Expertech. Hearings are scheduled in May and June 2007. Should the CEP be successful with these applications, Bell Canada could be bound by the collective agreements now covering Expertech’s employees.
     An arbitration decision was received by Expertech in December 2006 under which it was ordered to make the Bell Canada 2004 Voluntary Early Retirement (VER) program available to all employees covered by the craft and services collective agreement.
Enhancing Shareholder Returns
On July 10, 2006, BCE Inc. distributed approximately 64,628,000 units of Bell Aliant, representing an approximate 28.8% interest in Bell Aliant on a fully-diluted basis, to all its common shareholders on a pro-rata basis and concurrently reduced the number of its common shares outstanding by approximately 8% through a share consolidation.
     On December 12, 2006, BCE Inc. announced, subject to being declared by the board of directors, an 11%, or $0.14 per share, increase in its annualized common share dividend.
     BCE Inc. also announced plans to renew its share buy-back program for another twelve-month period to purchase for cancellation up to 40 million common shares through a normal course issuer bid (NCIB), representing approximately 5% of its outstanding common shares for an estimated value in excess of $1 billion. The company received acceptance from the Toronto Stock Exchange (TSX) on February 6, 2007 of its notice of intention to make a NCIB. Purchase of the shares will be carried through the TSX and/or New York Stock Exchange and will be made in accordance with the requirements of those exchanges. Purchases of common shares could be made from time to time, at market prices, during the period starting February 9, 2007 and ending no later than February 8, 2008. Pursuant to the company’s previous NCIB, which began on February 3, 2006 and expired on February 2, 2007, BCE Inc. purchased and cancelled a total of 45 million common shares for a total cash outlay of $1,241 million, representing an average purchase price of approximately $27.50 per share.
     In line with our corporate simplification program, we completed a number of important steps during the year to reshape the company’s asset portfolio and bring greater focus to our communications operations. In addition to selling our remaining interest in CGI Group Inc. (CGI) and reducing our interest in CTVglobemedia to 15%, we created Bell Aliant, announced the sale of Telesat and began the process of rationalizing BCE Inc.’s holding company structure. As a result of these strategic initiatives and others that we have completed over the last few years, we have simplified our corporate organization, improved the revenue mix between growth and legacy products and services, and strengthened our operational capacity.
Bell Canada Enterprises   2006 Annual Report       11

Management’s Discussion and Analysis
Selected Annual and Quarterly Information
This section shows selected financial and operational data.
ANNUAL FINANCIAL INFORMATION
The following tables show selected consolidated financial data, prepared in accordance with Canadian GAAP, for each year from 2002 to 2006. We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

	2006	2005	2004	2003	2002

Operations

Operating revenues	17,713	17,605	17,009	16,752	17,114
Operating expenses	(10,384)	(10,371)	(9,895)	(9,704)	(10,009)

EBITDA	7,329	7,234	7,114	7,048	7,105

Amortization expense	(3,129)	(3,061)	(3,000)	(3,001)	(2,932)
Net benefit plans (cost) credit	(513)	(359)	(241)	(168)	36
Restructuring and other items	(355)	(55)	(1,219)	(14)	(768)

Operating income	3,332	3,759	2,654	3,865	3,441
Other (expense) income	(176)	28	439	214	3,139
Impairment charge	—	—	—	—	(765)
Interest expense	(952)	(949)	(961)	(1,064)	(1,080)

Pre-tax earnings from continuing operations	2,204	2,838	2,132	3,015	4,735
Income taxes	(85)	(803)	(605)	(1,079)	(1,551)
Non-controlling interest	(228)	(201)	(132)	(166)	(860)

Earnings from continuing operations	1,891	1,834	1,395	1,770	2,324
Discontinued operations	116	127	129	45	83

Net earnings before extraordinary gain	2,007	1,961	1,524	1,815	2,407
Extraordinary gain	—	—	69	—	—

Net earnings	2,007	1,961	1,593	1,815	2,407
Dividends on preferred shares	(70)	(70)	(70)	(64)	(59)
Premium on redemption of preferred shares	—	—	—	(7)	(6)

Net earnings applicable to common shares	1,937	1,891	1,523	1,744	2,342

Included in net earnings:
Net gains on investments
Continuing operations	419	33	410	(81)	1,351
Discontinued operations	106	(6)	11	83	96
Restructuring and other items	(222)	(37)	(770)	3	(441)
Impairment charge	—	—	—	—	(26)
Cost incurred to form Bell Aliant	(42)	—	—	—	—
Net earnings per common share:
Continuing operations — basic	2.12	1.90	1.44	1.85	2.66
Continuing operations — diluted	2.12	1.90	1.44	1.84	2.62
Net earnings — basic	2.25	2.04	1.65	1.90	2.66
Net earnings — diluted	2.25	2.04	1.65	1.89	2.62

Ratios
EBITDA margin (%)	41.4%	41.1%	41.8%	42.1%	41.5%
EBITDA to interest ratio (times)	7.70	7.62	7.40	6.62	6.58
Operating margin (%)	18.8%	21.4%	15.6%	23.1%	20.1%
ROE (%)	15.7%	14.8%	12.5%	15.2%	17.8%

12       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis

	2006	2005	2004	2003	2002

Balance Sheet
Total assets	36,957	40,482	39,133	39,846	39,388
Long-term debt (including current portion)	12,817	12,925	12,312	13,593	14,220
Net debt	12,272	12,667	12,175	13,115	14,702
Total capitalization	27,819	30,286	29,107	30,076	30,880
Preferred shares	1,670	1,670	1,670	1,670	1,510
Common shareholders’ equity	11,697	13,051	12,354	11,895	11,090

Ratios
Net debt to total capitalization (%)	44.1%	41.8%	41.8%	43.6%	47.6%
Net debt to EBITDA (times)	1.67	1.75	1.71	1.86	2.07
Total debt to total assets (times)	0.35	0.32	0.32	0.34	0.38
Long-term debt to equity (times)	0.96	0.88	0.88	1.00	1.13

Cash Flows

Cash flows from operating activities	5,389	5,337	5,268	5,717	4,545
Cash flows from investing activities	(3,701)	(3,762)	(3,551)	(2,797)	(6,878)
Capital expenditures	(3,133)	(3,357)	(3,272)	(3,052)	(3,644)
Business acquisitions	(71)	(228)	(1,118)	(54)	(6,432)
Business dispositions	—	—	2	10	3,166
Bell Aliant	(255)	—	—	—	—
Other investing activities	(2)	39	183	167	35
Cash flows from financing activities	(3,639)	(1,613)	(2,571)	(2,704)	3,402
Repurchase of common shares	(1,241)	—	—	—	—
Net issuance of equity instruments	29	25	32	172	2,819
Net (repayment) issuance of debt instruments	(432)	(47)	(1,140)	(1,541)	2,047
Financing activities of subsidiaries with third parties	(292)	(77)	(17)	(29)	91
Cash dividends paid on common shares	(1,169)	(1,195)	(1,108)	(1,029)	(999)
Cash dividends paid on preferred shares	(84)	(86)	(85)	(61)	(43)
Cash dividends paid by subsidiaries to non-controlling interest	(293)	(169)	(179)	(172)	(468)
Cash provided by (used in) discontinued operations	2,087	103	512	200	(1,332)

Ratios
Free cash flow	708	569	807	1,570	(574)
Capital intensity (%)	17.7%	19.1%	19.2%	18.2%	21.3%
Cash flow per share (dollars)	2.62	2.14	2.16	2.90	1.06
Cash flow yield (%)	7.4%	6.8%	7.2%	9.7%	1.6%

Share Information

Average number of common shares (millions)	861.4	926.8	924.6	920.3	847.9
Common shares outstanding at end of year (millions)	807.6	927.3	925.9	924.0	915.9
Market capitalization	25,359	25,844	26,777	26,704	26,103
Dividends declared per common share (dollars)	1.32	1.32	1.20	1.20	1.20
Book value per share (dollars)	14.48	14.07	13.34	12.87	12.11
Total dividends declared on common shares	(1,132)	(1,222)	(1,110)	(1,105)	(1,031)
Total dividends declared on preferred shares	(70)	(70)	(70)	(64)	(59)
Market price per common share (dollars)
High	32.92	32.95	30.00	32.35	36.87
Low	25.56	26.60	25.75	26.60	23.00
Close	31.40	27.87	28.92	28.90	28.50

Ratios
Common dividend yield (%)	4.6%	4.6%	4.1%	3.9%	3.8%
Common dividend payout ratio (%)	60.4%	63.2%	72.8%	59.0%	42.7%
Price to earnings ratio (times)	13.96	13.66	17.53	15.21	10.71
Price to book ratio (times)	2.17	1.98	2.17	2.25	2.35
Price to cash flow ratio (times)	11.98	13.02	13.39	9.97	26.89

Other Data

Number of employees (thousands) (1)	54	56	51	54	57

(1) The number of employees for 2004 excludes virtually all employees who left under the voluntary departure program of 2004.
Bell Canada Enterprises   2006 Annual Report       13

Management’s Discussion and Analysis
ANNUAL OPERATIONAL INFORMATION
The following table shows selected data on operations from 2004 to 2006.

	2006	2005	2004

Wireline

Local network access services (thousands)	12,056	12,581	12,905
Long distance conversation minutes (millions)	18,222	18,243	18,070
Long distance average revenue per minute (cents)	9.3	10.3	11.7

Data

High-speed Internet net activations (thousands)	267	387	350
High-speed Internet subscribers (thousands)	2,462	2,195	1,808
Dial-up Internet subscribers (thousands)	511	586	743

Wireless

Cellular and PCS net activations (thousands)	432	516	513
Cellular and PCS subscribers (thousands)	5,873	5,441	4,925
Average revenue per unit ($/month)	51	49	49
Churn (%) (average per month)	1.5%	1.6%	1.3%
Cost of acquisition ($/subscriber)	419	406	411
Paging subscribers (thousands)	281	347	427

Video

Video net activations (thousands)	93	224	116
Video subscribers (thousands)	1,820	1,727	1,503
Average revenue per subscriber ($/month)	54	50	49
Churn (%) (average per month)	1.0%	0.9%	1.0%

14       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
QUARTERLY FINANCIAL INFORMATION
The following table shows selected consolidated financial data by quarter for 2006 and 2005. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

	2006					2005
	YEAR	Q4	Q3	Q2	Q1	YEAR	Q4	Q3	Q2	Q1

Operating revenues	17,713	4,547	4,422	4,388	4,356	17,605	4,539	4,408	4,368	4,290
EBITDA	7,329	1,773	1,840	1,875	1,841	7,234	1,740	1,817	1,856	1,821
Amortization expense	(3,129)	(797)	(786)	(790)	(756)	(3,061)	(776)	(774)	(763)	(748)
Net benefit plans cost	(513)	(125)	(118)	(134)	(136)	(359)	(59)	(103)	(99)	(98)
Restructuring and other items	(355)	(91)	(126)	(50)	(88)	(55)	(24)	(31)	(5)	5

Operating income	3,332	760	810	901	861	3,759	881	909	989	980
Earnings from continuing operations	1,891	717	324	444	406	1,834	390	444	541	459
Discontinued operations	116	—	(22)	50	88	127	40	15	40	32

Net earnings	2,007	717	302	494	494	1,961	430	459	581	491
Net earnings applicable to common shares	1,937	699	285	476	477	1,891	413	441	563	474

Included in net earnings:
Net gains on investments
Continuing operations	419	410	8	—	1	33	—	—	33	—
Discontinued operations	106	2	(11)	35	80	(6)	—	—	(5)	(1)
Restructuring and other items	(222)	(66)	(71)	(27)	(58)	(37)	(16)	(21)	(3)	3
Cost incurred to form Bell Aliant	(42)	—	(28)	(14)	—	—	—	—	—	—

Net earnings per common share
Continuing operations — basic	2.12	0.84	0.39	0.47	0.42	1.90	0.39	0.46	0.57	0.48
Continuing operations — diluted	2.12	0.84	0.39	0.47	0.42	1.90	0.39	0.46	0.57	0.48
Net earnings — basic	2.25	0.84	0.36	0.53	0.52	2.04	0.44	0.48	0.61	0.51
Net earnings — diluted	2.25	0.84	0.36	0.53	0.52	2.04	0.44	0.48	0.61	0.51
Average number of common shares outstanding (millions)	861.4	811.6	818.8	896.4	920.5	926.8	927.3	927.0	926.6	926.2

Bell Canada Enterprises   2006 Annual Report       15

Management’s Discussion and Analysis
Financial Results Analysis
This section provides detailed information and analysis about our performance in 2006 compared with 2005. It focuses on our consolidated operating results and provides financial information for each of our operating segments.
CONSOLIDATED ANALYSIS

	2006	2005	% CHANGE

Operating revenues	17,713	17,605	0.6%
Operating expenses	(10,384)	(10,371)	(0.1%)

EBITDA	7,329	7,234	1.3%
Amortization expense	(3,129)	(3,061)	(2.2%)
Net benefit plans cost	(513)	(359)	(42.9%)
Restructuring and other items	(355)	(55)	N/M

Operating income	3,332	3,759	(11.4%)
Other (expense) income	(176)	28	N/M
Interest expense	(952)	(949)	(0.3%)

Pre-tax earnings from continuing operations	2,204	2,838	(22.3%)
Income taxes	(85)	(803)	89.4%
Non-controlling interest	(228)	(201)	(13.4%)

Earnings from continuing operations	1,891	1,834	3.1%
Discontinued operations	116	127	(8.7%)

Net earnings	2,007	1,961	2.3%
Dividends on preferred shares	(70)	(70)	—

Net earnings applicable to common shares	1,937	1,891	2.4%

EPS	2.25	2.04	10.3%

N/M: not meaningful
Operating Revenues
Total operating revenues at BCE increased to $17,713 million in 2006, 0.6% higher than 2005. This reflected higher revenues at Bell Canada, partially offset by lower revenues in our Other BCE segment.
     Revenues at Bell Canada increased 0.7% year over year to $17,348 million. This was driven primarily by:
•   higher ARPU and an increased number of wireless, high-speed Internet and video customers in our Residential segment
•   solid wireless and ICT growth in our Business segment
•   increased revenues from Internet, data and IT services at Bell Aliant.
Our growth services portfolio (comprised of wireless, video, high-speed Internet and ICT solutions), which grew by about 11% this year, now represents a majority of Bell Canada’s revenues, accounting for 51% of the total at the end of 2006.
     The positive contribution of these factors to our top-line results more than compensated for the continued erosion of traditional wireline services revenues from higher residential local line losses and market pricing pressures in our Business segment, softer wholesale revenues, and the impact of regulatory decisions. In total, these CRTC-mandated rulings adversely affected Bell Canada’s revenues in 2006 by approximately $61 million, reflecting a reduction in local rates associated with the Price Caps deferral account, a reduction in the rates we charge for switching and aggregation services to long distance service providers, and a reduction in the fees we charge to competitive local service providers for co-location in Bell Canada’s switching offices. In addition, our results for 2005 included revenues from a number of non-recurring sales which negatively affected revenue growth in 2006. These items included the sale of customer contracts in our Enterprise unit related to legacy point-of-sale systems, fibre and access capacity sales in our Wholesale unit, the sale of U.S. conferencing solutions contracts in our SMB unit, the early termination of a cross-border facilities contract and the recognition of deferred revenues related to unused prepaid minutes.
2007 Outlook
We are targeting continued revenue growth at Bell Canada in 2007, as increases in revenue from our growth services should more than offset further erosion of our legacy wireline business. Growth services should represent a larger majority of Bell Canada revenues by the end of the year. Revenue growth is expected to be fuelled by further expansion of our wireless, video and high-speed Internet subscriber bases in combination with higher ARPU for each of these services, as well as by growth in our ICT and VCIO services in our Enterprise and SMB units. We also intend to continue to de-emphasize onetime hardware and equipment sales within our Business segment in favour of recurring revenue streams from managed service contracts. Although we expect a negative impact on revenues from NAS erosion and the continuing migration of traffic to IP-based networks and services, we anticipate an improvement in the year-over-year decline in legacy wireline revenues, mainly as a result of the expected stabilization in our residential local lines losses and strategic pricing initiatives in our Business segment.
16       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
     See Segmented Analysis for a discussion of operating revenues on a segmented basis, and Product Line Analysis for a discussion of operating revenues on a product line basis.
Operating Income
Operating income for BCE was $3,332 million in 2006, down 11.4% from $3,759 million in 2005. Similarly, Bell Canada’s operating income decreased 10.7% in 2006 to $3,353 million from $3,755 million in the previous year. The year-over-year decreases were due largely to restructuring and other items associated with employee departures at Bell Canada, the relocation of employees and closing of real estate facilities related to a reduced workforce, transaction costs from the formation of Bell Aliant, and costs incurred under a proposal to reorganize the company into an income trust and to simplify the corporate structure.
     Operating income before restructuring and other items(1) in 2006 was $3,687 million and $3,685 million, respectively, for BCE and Bell Canada, representing decreases of 3.3% over the previous year. The year over year reduction in operating income before restructuring and other items at both BCE and Bell Canada in 2006 resulted primarily from:
•   continued erosion of our high-margin residential NAS wireline customer base
•   operating margin pressure from the transformation of our product mix toward growth services
•   higher wireless customer retention costs and marketing expenses
•   higher operating costs associated with an increased volume of connection and service requests
•   higher operating expenses from various business acquisitions made over the past year
•   increased capital taxes
•   higher net benefit plans cost and amortization expense.
     These factors were partly offset by:
•   increased cost savings from supply chain and process improvement initiatives
•   lower total wireless and video subscriber acquisition costs
•   lower labour costs resulting mainly from employee workforce reductions and outsourcing
•   the non-recurrence of costs associated with restoring service levels in 2005 following resolution of a labour dispute with technicians in Ontario
•   higher operating revenues at Bell Canada.
     See Segmented Analysis for a discussion of operating income on a segmented basis.
EBITDA
EBITDA for BCE increased by 1.3% in 2006 to $7,329 million from $7,234 million in 2005, reflecting improved performance at Bell Canada partly offset by lower EBITDA at Telesat due to special compensation costs related to executive management changes and non-recurring revenues generated in 2005 from the sale of network services.
     EBITDA at Bell Canada increased to $7,289 million, up 1.4% compared to $7,187 million in 2005. Higher EBITDA in 2006 reflected improved performance in our Business, Bell Aliant, and Other Bell Canada segments, offset by a slight decrease in our Residential segment.
     In line with our objective for 2006 to keep EBITDA margins stable year over year as we continued to transform the company into an IP-based growth services company, we increased EBITDA margin at both BCE and Bell Canada by 0.3 percentage points to 41.4% and 42.0%, respectively. The improvement in margins reflected higher revenues and a significant step-up in savings from our cost reduction program, which more than offset the negative impact of the loss of high-margin legacy voice and data revenues across all our segments. Lower labour costs achieved through workforce reductions and other productivity initiatives such as the outsourcing of call centre functions, resolution of residual service issues related to a labour dispute with our technicians in Ontario last year, and lower subscriber acquisition costs in our residential growth services also contributed towards maintaining relatively stable EBITDA margins year over year. These lower costs were partly offset by a number of cost increases during the year, including higher wireless customer retention costs and marketing expenses, higher capital taxes, and higher operating expenses from various business acquisitions made in 2006.
     Wireless EBITDA for 2006 increased by 17.4% to $1,535 million from $1,307 million in the previous year, driven primarily by revenue growth of 13.2% and reduced call centre costs. These factors contributed to wireless EBITDA margin of 42.8% for the year, representing a 1.6 percentage point improvement over 2005

(1)  Operating income before restructuring and other items is a non-GAAP financial measure. See Non-GAAP Financial Measures — Operating income before restructuring and other items in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.
Bell Canada Enterprises   2006 Annual Report      17

Management’s Discussion and Analysis
when customer service issues related to our billing system conversion had a negative impact on our financial results, particularly during the first three months of the year. The year-over-year EBITDA margin improvement was partly offset by higher customer retention and handset upgrade costs, an increase in total subscriber acquisition costs and the recognition in 2005 of deferred revenues related to unused prepaid minutes.
     Wireless cost of acquisition (COA) increased 3.2% to $419 per gross activation in 2006 from $406 per gross activation in 2005. Higher COA was due primarily to increased marketing expenses associated with our Frank & Gordon campaign and the market repositioning of Solo Mobile, higher sales commissions from a focus on acquiring higher-value subscribers, as well as to a lower number of total gross activations year over year. These impacts were largely offset by decreased handset subsidies stemming from volume rebates and rate reductions received from handset manufacturers, pricing discipline despite intense competition, and a higher number of prepaid gross activations year over year.
     Video EBITDA increased significantly in 2006 to $181 million from $45 million in 2005. The year-over-year improvement reflected strong double-digit revenue growth brought about by the combined impact of a $4 increase in monthly ARPU and a 5.4% increase in the total number of customers, as well as significantly lower subscriber acquisition costs resulting from fewer gross activations and the favourable impact of a higher number of STB rentals. Lower call centre expenses arising from reduced average call handling times and outsourcing also contributed to the improvement in EBITDA.
2007 Outlook
We are targeting an increase in EBITDA at Bell Canada for 2007, despite the ongoing shift in our revenue mix from traditional wireline services to growth services. The increase is expected to result from improving gross margins for our growth services, lower year-over-year declines in local and access, long distance and legacy data revenues, as well as to ongoing cost savings from new supply chain and procurement initiatives, productivity improvements, and organizational transformation. We expect to reach an important inflection point in our business mix transition by the end of 2007 when the incremental EBITDA contribution from wireless, video, broadband and ICT services should begin to outpace the slowing decline in our legacy business.
Amortization Expense
The amount of our amortization expense in any year is affected by:
•	how much we invested in new capital assets in previous years
•	how many assets we retired during the year
•	changes in accounting rules and estimates.
Each year, we review our estimate of the useful life of our capital assets.
     Amortization expense of $3,129 million in 2006 represents an increase of $68 million or 2.2% compared to $3,061 million in 2005. This was a result of an increase in our capital asset base from higher investment in the growth areas of the business, as well as capital spending that continues to be higher than asset retirements, partly offset by a slight increase in the average life of capital assets.
Net Benefit Plans Cost
The amount of the net benefit plans cost in a year mainly depends on:
•	the return on pension plan assets that we expect to be generated during the year — the lower the return, the higher the cost
•	the present value of future pension benefit payments to employees — the lower the present value, the lower the cost
• actuarial gain (loss) — the difference between the actual funded status of our pension plans and the amount calculated using our accounting assumptions. We amortize this into earnings over time.
• new actuarial valuations of which one was completed in June 2006 for our defined benefit pension plans (see Liquidity within the Financial and Capital Management section).
     The net benefit plans cost of $513 million in 2006 represents an increase of $154 million or 43% compared to $359 million in 2005. The increase resulted mainly from:
• a reduction in the discount rate from 6.2% in 2005 to an average of 5.4% in 2006, which increased the cost of our pension plan liabilities and, therefore, net benefit plans cost
•	a $44 million curtailment gain in 2005 associated with the phase-out, over three years, of a discretionary allowance program.
     Net benefit plans cost is expected to decrease in 2007, mainly as a result of improved returns on plan assets in 2006 and changes to benefit plans. This is partly offset by a further reduction in the discount rate from an average of 5.4% for 2006 to 5.3% for 2007 that results in an increase in our accrued benefit obligation under the pension plans.
18       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
Restructuring and Other Items
This category includes various income and expenses that are not directly related to the operating revenues generated during the year. Examples are costs related to workforce reduction initiatives and asset write-downs.
     We recorded restructuring charges and other items of $355 million in 2006. These included:
•   charges of $93 million related to restructuring initiatives for the involuntary departure of approximately 1,810 employees
•   charges of $72 million for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce
•   other charges of $190 million consisting mainly of costs related to the formation of Bell Aliant, costs we incurred for the Bell income trust initiative and the simplification of our corporate structure. The costs associated with the formation of Bell Aliant consisted mainly of investment banking, professional and consulting fees.
Other (Expense) Income
Other (expense) income includes (expense) income that we (incur) receive from activities that are not part of our main business operations, such as:
•   net gains on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments
•   foreign currency gains (losses)
•   interest income on cash and cash equivalents
•   other miscellaneous income or expense.
     Other expense of $176 million in 2006 represented a decrease of $204 million compared to other income of $28 million in 2005. This decrease resulted mainly from:
•   a $148 million charge for premium costs on early redemption of Bell Aliant debt, $122 million of which was recorded as a result of the formation of Bell Aliant
•   a $39 million dilution gain in the second quarter of 2005 relating to our interest in TerreStar Networks Inc., a mobile satellite services company
•   a $36 million loss as a result of our decision to exit a line of business
•   a $26 million loss realized on the exercise of swaptions issued by Bell Aliant.
     This was partly offset by a $9 million gain on the acquisition of Nortel Networks Corporation (Nortel) shares by the Bell Canada pension fund and a charge of $33 million in 2005 related to the tax loss monetization program between Bell Canada and Bell Canada International Inc. (BCI).
Interest Expense
Interest expense of $952 million in 2006 increased by $3 million or 0.3% compared to $949 million in 2005. This was a result of higher average debt levels offset by lower average interest expense from the refinancing of debt at lower rates.
Income Taxes
Income taxes of $85 million in 2006 decreased by $718 million or 89% compared to $803 million in 2005. This was due mainly to:
•   the recognition of a future tax asset totalling $434 million in respect of approximately $2,341 million of previously unrecognized capital loss carryforwards. These tax losses have been recognized as a result of the pending sale of Telesat.
•   lower pre-tax earnings
•   the impact of the non-taxable portion of Bell Aliant’s income
•   favourable tax audit settlements in 2006 and other adjustments to our estimated future tax liability including reductions in income taxes resulting from the decrease in corporate federal income tax rates and the elimination of the large corporation tax stemming from the 2006 federal budget.
     This decrease was partly offset by $99 million of savings in 2005 resulting from the loss monetization program between Bell Canada and BCI.
     As a result, the effective tax rate decreased in 2006 to 3.9% compared to 28.3% in 2005.
Non-Controlling Interest
The non-controlling interest in the statements of operations reflects the percentage ownership of a subsidiary owned by others multiplied by the amount of the subsidiary’s after-tax earnings.
     Non-controlling interest of $228 million in 2006 increased by $27 million or 13.4% compared to $201 million in 2005. This was mainly due to our decreased ownership interest upon the formation of Bell Aliant, partly offset by the non-controlling interest in the premium costs incurred by Bell Aliant on the early redemption of long-term debt and by transaction costs associated with Bell Aliant.
Bell Canada Enterprises   2006 Annual Report       19

Management’s Discussion and Analysis
Discontinued Operations
On August 30, 2006, we reduced our interest in CTVglobemedia to 20% from 68.5%, as previously announced on December 2, 2005. In September 2006, CTVglobemedia completed its takeover bid for CHUM Limited (CHUM). As a result of the transaction our interest in CTVglobemedia was reduced to 15%. Our remaining investment in CTVglobemedia is accounted for using the cost method and is presented as a discontinued operation.
     The net gain from discontinued operations of $116 million in 2006 relates to our gain on disposition of CGI of $79 million, a gain of $52 million realized on the return of capital from BCI, a $7 million gain on acquisition of our remaining CGI shares by the Bell Canada pension fund, and operating income at CTVglobemedia. This was partly offset by a write-down of $17 million on our remaining investment in CGI.
     The net gain from discontinued operations of $127 million in 2005 relates mainly to our share of both CGI and CTVglobemedia’s operating income.
Net Earnings and Earnings per Share (EPS)
Net earnings applicable to common shares were $1,937 million, or $2.25 per common share, in 2006, 2.4% higher than net earnings of $1,891 million, or $2.04 per common share, in 2005. Included in net earnings this year was a charge of $222 million from restructuring and other items, net gains on investments of $525 million, and costs incurred to form Bell Aliant of $42 million, compared to a net charge of $10 million last year. Net gains on investments in 2006 included the recognition of a future tax asset of $434 million representing the tax-effected amount of approximately $2,341 million of previously unrecognized capital loss carryforwards that will be realized due to the anticipated gain on the sale of Telesat. Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant(1) of $1,676 million, or $1.95 per common share, were down $225 million, or $0.10 per share. The decrease was a result of higher amortization expense, higher net benefit plans cost and discontinued operations, partly offset by improved EBITDA performance and the increase in EPS from the normal course issuer bid (NCIB) share repurchase program. The decrease was offset further by the favourable impact on EPS of the share consolidation associated with the distribution of a 28.8% interest in Bell Aliant to BCE Inc. common shareholders and by lower income tax expense.
SEGMENTED ANALYSIS
Starting in the third quarter of 2006, our segment reporting reflects the formation of Bell Aliant and it is reported as a separate segment. Since Bell Aliant includes the operations of Bell Canada’s former regional wireline operations and Bell Nordiq, the results of our other segments have been restated to reflect the sale of these operations. Additionally, the results of our other segments have been restated to reflect the sale to Bell Canada of the Aliant wireless business and the DownEast Mobility Limited (DownEast) retail stores, which are now reported in our Residential and Business segments.

(1) Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant is a non-GAAP financial measure. See Non-GAAP Financial Measures — Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.
20       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis

	2006	2005	% CHANGE

Operating revenues
Residential	7,099	7,016	1.2%
Business	6,057	5,966	1.5%
Bell Aliant	3,358	3,320	1.1%
Other Bell Canada	1,592	1,651	(3.6%)
Inter-segment eliminations	(758)	(719)	(5.4%)

Bell Canada	17,348	17,234	0.7%
Other BCE	535	538	(0.6%)
Inter-segment eliminations	(170)	(167)	(1.8%)

Total operating revenues	17,713	17,605	0.6%

	2006	2005	% CHANGE

Operating income
Residential	1,649	1,772	(6.9%)
Business	811	863	(6.0%)
Bell Aliant	777	768	1.2%
Other Bell Canada	116	352	(67.0%)

Bell Canada	3,353	3,755	(10.7%)
Other BCE	(21)	4	N/M

Total operating income	3,332	3,759	(11.4%)

N/M: Not meaningful
Residential Segment
Residential Revenues
Residential revenues increased 1.2% to $7,099 million in 2006, compared to $7,016 million in 2005. Wireless, video and data contributed 3.3%, 2.5% and 1.3%, respectively, to overall Residential revenue growth in 2006. The increase this year reflected a higher number of wireless, video and high-speed Internet subscribers combined with significantly higher ARPU across all these growth services. The revenue performance of our growth services was largely offset by negative contributions of 3.8% from local and access services, 1.9% from long distance and 0.2% from terminal sales and other revenues. Lower wireline (local and access and long distance) revenues were due to higher NAS losses in 2006 brought about by increased cable telephony competition, ongoing wireless long distance and VoIP substitution, the impact of CRTC-mandated local rate reductions, as well as continued aggressive price competition.
Wireline
Local and access, which represents the largest proportion of our Residential segment revenues, declined in 2006, due mainly to ongoing NAS erosion, CRTC-required price reductions for basic service and related SmartTouch value-added service features, and a decrease in wireline maintenance plan revenues. NAS decreased in 2006 primarily as a result of losses to cable companies and CLECs, wireline to wireless substitution, as well as continued growth in high-speed Internet access that reduces the need for second telephone lines. The annualized NAS erosion rate increased in 2006 as the major cable companies operating in our Ontario and Québec markets continued to expand their service footprints and to vigorously market low-priced cable telephony offerings through bundled offers with other services.
     In line with NAS erosion, long distance revenues decreased in 2006 compared to the previous year, reflecting lower average revenue per minute (ARPM), a decrease in the total volume of conversation minutes, and lower prepaid calling card sales. However, prudent price increases, including an increase in our network access charge in the second quarter of 2006 from $2.95 per month to $4.50 per month, higher overseas and calling card per-minute rates, as well as increases in some plan fees has enabled us to moderate the loss of residential long distance revenues in 2006 and to slow down its annual rate of erosion. Lower ARPM reflected ongoing competition from non-traditional long distance providers, increased adoption of our Block of Time (BOT) minute plans, and a lower volume of higher-priced overseas minutes. Overall minutes in 2006 declined year over year, as usage gains stemming from our BOT plans
Bell Canada Enterprises   2006 Annual Report       21

Management’s Discussion and Analysis
were more than offset by the impact of higher NAS erosion and by losses of domestic and overseas minutes to alternative long distance service providers.
     For further information about our wireline business, please see Local and Access and Long Distance within our Product Line Analysis.
Wireless
Residential wireless revenues increased in 2006, mainly as a result of a higher average number of customers, price increases over the past year for certain services and features, a shift in the subscriber mix towards higher-value rate plans, and the increased number of Solo and Virgin Mobile customers, which have higher-than-average ARPU in our prepaid subscriber base. Higher data usage fuelled by the expansion of our high-speed EVDO mobile data network, increased adoption of ‘Fuel Me’ bundles, text messaging, mobile browsing and gaming, all of which have been facilitated by the availability of handsets with enhanced MP3 download and video streaming capabilities, also contributed to the improvement in Residential wireless revenues this year.
     For further information about our wireless business, please see Wireless within our Product Line Analysis.
Data
Higher Residential data revenues in 2006 reflected high-speed Internet subscriber growth and increased ARPU. The improvement in ARPU was driven by a number of price increases over the past year, a reduction in customer credits, a 26% increase in revenues from our Sympatico.MSN.ca web portal and higher subscriptions to value-added services such as security services and home networking. The year-over-year increase in residential data revenues was moderated by the impact of discounts from promotional offers on our Basic and High Speed Edition products that have been implemented to combat the intense competitive conditions in our Québec market. In the fourth quarter of 2006, we implemented usage thresholds on all new high-speed acquisition offers in Québec and Ontario, which should help to drive incremental revenue growth as new high-speed customers will be charged $1.50 per gigabyte (GB) above 30 GB of usage. Sympatico customers also generated approximately 168 million video streams in 2006, a five-fold increase compared to the previous year. The portal, which reaches approximately 87% of online Canadians, averaged 19.3 million unique visitors per month, reflecting an increase of 12% in 2006.
     For further information about our data business, please see Data within our Product Line Analysis.
Video
See discussion under Product Line Analysis.
Residential Operating Income
Our Residential segment reported operating income of $1,649 million, down 6.9% or $123 million from the previous year. The decrease was due primarily to a higher rate of decline in our high-margin residential NAS wireline customer base, increased customer retention costs and advertising expenses in our wireless unit, as well as increased amortization expense and net benefit plans cost. These factors were moderated by higher revenues across all our growth services, a decrease in total video subscriber acquisition expenses, lower call centre costs driven largely by outsourcing of call volumes and an improvement in the first call resolution rate, as well as cost savings from initiatives such as One Bill and reducing missed customer appointments for wireline installations and repairs. The recovery from a labour dispute with technicians in Ontario that negatively impacted operating expenses in the fourth quarter of 2005 also helped to offset the decrease in operating income this year.
Residential 2007 Outlook
In 2007, we expect to benefit from a further decrease in contact centre costs, driven mostly by an improvement in the first-call resolution rate, outsourcing, various call reduction initiatives and an increase in our self-serve offer. This, along with increasing revenues from continued subscriber base growth in wireless, video, and high-speed Internet, is expected to moderate the adverse impact on Residential revenues of the ongoing erosion of our local and access and long distance businesses. We believe that we will experience a sustained level of competition in 2007 as cable operators maintain the intensity of their marketing efforts and further expand the footprint for their low-priced cable telephony offerings in our incumbent territories. However, the potential for local telephone deregulation in 2007 should provide
22	Bell Canada Enterprises 2006 Annual Report

Management’s Discussion and Analysis
us with the ability to market in new ways. The quality and value of our video services, coupled with the strength of Bell Canada’s multi-product offering, is expected to support our ability to compete effectively against the cable competitors across all products and services.
Business Segment
Business Revenues
Business segment revenues totalled $6,057 million in 2006, representing a 1.5% increase over the $5,966 million reported in 2005. Our SMB and Bell West units accounted for 0.8% and 1.9% of the total growth in Business segment revenues in 2006, offset partly by a negative contribution of 1.2% from our Enterprise unit. The year-over-year improvement can be attributed mainly to increased ICT and wireless revenues from SMB and Enterprise customers. Wireline access revenues also increased in 2006, reflecting stabilization in the rate of erosion in legacy connectivity services and the impact of pricing initiatives implemented by our Enterprise and SMB units. These positive factors were largely offset by declines in long distance and legacy data revenues as a result of ongoing competitive pricing pressures and continued migration of customers’ voice and data traffic to our IP-based systems. In addition, the positive impact on revenues in 2005 of non-recurring sales of customer contracts related to legacy point-of-sale systems and our U.S. conferencing impacted overall Business segment revenue growth in 2006 when similar sales did not occur.
Enterprise
Enterprise revenues decreased in 2006 compared with 2005, mainly as a result of declines in legacy data services and long distance revenues stemming from competitive price reductions and the ongoing migration of our customers’ voice and data traffic to IP-based systems. The positive impact on revenues in 2005 of the non-recurring sale of customer contracts related to legacy point-of-sales systems also adversely affected year-over-year growth. In line with our increased focus on profitable growth this year, we de-emphasized lower-margin hardware sales. Higher wireless revenues, as well as increased IP-based connectivity and ICT revenues, partly offset the year-over-year decrease in Enterprise revenues. ICT revenues grew by 3% in 2006, largely reflecting increased sales from the acquisition of small specialized service companies over the past year to enhance the breadth of our service offerings, and new contract wins primarily in the areas of security solutions and wireless data.
     We continued to experience solid demand for IP-based network solutions, particularly for IP VPN services, as large Enterprise customers chose Bell Canada for their ICT needs. Our Enterprise unit had a number of significant multi-year contract wins and renewals in 2006 totalling approximately $2.5 billion in value, which included:
•    Toronto-Dominion Bank Financial Group, to implement and manage a fully-outsourced IP-based contact centre solution that will support over 6,300 agents in 94 locations
•    RBC Financial Group, to convert their 1,300 branch offices from a legacy frame relay data network to a consolidated IP-based multi protocol label switching (IP MPLS) network
•    Desjardins Group, to provide ICT communications, payment and call centre services, as well as a technological evolution plan to deploy IP technology to its approximate 1,500 retail branch offices.
SMB
Revenues generated from SMB customers increased in 2006 as higher data, wireless and local and access revenues more than compensated for lower long distance and other revenues. Double-digit data revenue growth was the result of strong ICT sales driven by increased penetration of VAS and improved cross-selling opportunities made possible by companies acquired in the past few years to enhance our VCIO strategy, as well as continued demand for high-speed Internet access service connections. Although competition increased, total VAS/ VCIO revenues improved 24% in 2006. Local and access revenues increased this year, despite continued local line losses to alternative telephony providers, primarily as a result of the favourable impact of price increases for basic local access and the success of our customer retention initiatives. Long distance revenues decreased, owing mainly to lower minute volumes, higher local line losses, and the ongoing weakening of our pay-phone business resulting from wireless and Internet substitution. The positive impact of strategic product pricing helped to
Bell Canada Enterprises   2006 Annual Report       23

Management’s Discussion and Analysis
moderate the year-over-year decline in long distance revenues. Lower other revenues can be attributed primarily to the sale of our U.S. conferencing solutions in the third quarter of 2005 and a decrease in legacy voice equipment sales.
Bell West
Bell West continued to grow its business in 2006 mainly as a result of higher wireless revenues brought about by improved wireless subscriber and ARPU growth, increased data revenues and continued expansion of its Enterprise and SMB customer bases. Data revenue growth was generated by increased broadband connectivity revenues from the sale of services related to the SuperNet (a next-generation broadband access network in Alberta) and higher data equipment sales, partly offset by a decrease in legacy data due to increased migration of customer traffic to IP-based systems.
Business Operating Income
Business segment operating income decreased 6.0% to $811 million in 2006 from $863 million in the previous year due to higher amortization expense and net benefit plans cost, as well as the loss of higher-margin legacy wireline voice and data business both to IP substitution and the competition. Higher revenues, cost savings from headcount reductions and other productivity improvements, and a shift away from less profitable hardware equipment contracts mitigated the negative year-over-year impacts on operating income.
     In our Enterprise unit, operating income declined in 2006, reflecting the impact of lower revenues due to competitive pricing pressures in long distance and legacy data, margin erosion from the ongoing shift in product mix towards IP-based services, a sale in 2005 related to customer contracts for legacy point-of-sales systems, as well as higher net benefit plans cost. These factors were offset partly by lower selling, general and administration expenses and a decrease in labour costs driven primarily by workforce reductions.
     SMB operating income growth in 2006 was driven by higher revenues, cost savings from workforce reduction, sales force realignment and outsourcing of call centre functions, as well as other productivity improvements. Margin erosion associated with the shift in sales from legacy wireline services to VAS/VCIO solutions, increased operating expenses from recent business acquisitions, and higher net benefit plans cost moderated the year-over-year improvement in operating income.
     Bell West recorded a lower operating loss this year, primarily as a result of improved gross margins and operating cost reductions, despite increased amortization expense as the SuperNet was in service for a full year. Our Bell West unit achieved a milestone in 2006. EBITDA was positive for the first time in its operating history.
Business 2007 Outlook
With a more intense focus on ICT/VCIO profitability in 2007, we intend to leverage the capacity and scale of our Enterprise and SMB operations to take advantage of market opportunities and to pull through connectivity revenues. Our growth strategy will continue to be developed around leveraging the intelligent capabilities of our IP-based network to serve more fully the business needs of the Enterprise market in key ICT vertical markets such as the government and financial services sectors, and to continue raising awareness among our SMB customers about the benefits of ICT solutions delivered through a single point of contact with one service provider. Our SMB unit has refined its VCIO strategy to strengthen its position in the hosting market and to place greater emphasis on leveraging its core traditional connectivity business as a complement to its IT and VAS product offerings. In 2007, we are targeting revenue growth, which is expected to be driven by organic growth in IP-based connectivity service and ICT revenues, further traction of our VCIO strategy in SMB, and continued solid wireless performance. At the same time, we will continue to pay close attention to managing the competitive pressures in our legacy voice and data businesses, while transforming our operations to achieve greater efficiencies and further productivity improvements in order to seek to improve margins. At Bell West, the ongoing reorganization and streamlining of operations is expected to lead to the achievement of further cost efficiencies in 2007.
24       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
Bell Aliant Segment
Bell Aliant Revenues
Bell Aliant segment revenues were $3,358 million in 2006, reflecting an increase of $38 million or 1.1% compared to the previous year as growth in data (including Internet) and IT more than offset declining revenues from local and access services and long distance.
     Local and access revenues decreased on a year-over-year basis in 2006. This resulted mainly from a 2% decline in the NAS customer base resulting from competitive losses, the reduction of second lines as dial-up Internet customers continued to migrate to high-speed services, and the reduction in primary lines as customers adopted wireless and VoIP technologies. Long distance revenue also decreased in the year, mainly as a result of lower per-minute toll prices and a decline in overall minutes of usage due to competitive pressures and technology substitution.
     Data revenues grew solidly in 2006 due largely to a significant increase in Internet revenues attributable to year-over-year subscriber growth of 24%. Service area expansion, reduced levels of promotional pricing in the residential market and increased adoption of enhanced services contributed positively to Internet revenue growth in the year.
     Terminal sales and other revenues also increased this year compared with 2005. The year-over-year improvement can be attributed mainly to growth in IT revenues that was driven by new contracts for systems integration, application services and managed outsourcing resulting from our focus on the key industry verticals within the enterprise market, as well as to expansion of existing contracts.
Bell Aliant Operating Income
Operating income at Bell Aliant in 2006 increased 1.2% to $777 million from $768 million in the previous year. Progress made with respect to expense management and productivity initiatives in 2006 was largely offset by higher costs incurred for consulting and professional fees, capital taxes and other expenses related to the formation of Bell Aliant. Although restructuring and other charges of $13 million were included in operating income for 2006, these costs were more than offset by a decline in depreciation and amortization.
Bell Aliant 2007 Outlook
In 2007, Bell Aliant plans to execute on two key strategic priorities to address the growing competitive pressures in its marketplace. Firstly, Bell Aliant intends to provide superior customer experience by delivering high-quality customer service, providing value through leading products and services, and through strong community involvement. Secondly, it intends to drive operational efficiency by aggressively managing its cost structure in order to grow distributable cash flow and deliver incremental value to its unitholders. In addition, leveraging Bell Aliant’s scale, access to leading-edge technology and close collaboration with Bell Canada should contribute to further improving operational effectiveness and reducing costs. Bell Aliant also intends to continue exploring opportunities for further consolidation by acquiring other regional and rural operations.
Other Bell Canada Segment
Other Bell Canada Revenues
Other Bell Canada segment revenues decreased 3.6% to $1,592 million in 2006, compared to $1,651 million in 2005. Despite higher wholesale demand for local access capacity in Western Canada, the year-over-year decline in revenues was due mainly to the weaker performance of our Wholesale unit as a result of continued pressure on long distance revenues from a reduction in switched minute volumes and competitive pricing, lower rates on cross-border exchange traffic, decreased data revenues
Bell Canada Enterprises   2006 Annual Report       25

Management’s Discussion and Analysis
from customers migrating services onto their own network facilities, as well as a number of non-recurring favourable impacts in 2005, which included:
•    the early termination of a cross-border facilities contract
•    fibre and access capacity sales
•    a contract to restore telecommunications service to the areas in the United States affected by Hurricane Katrina.
In addition, a regulatory ruling related to rates we charge for switching and aggregation services to long distance service providers and a ruling related to the fees we charge to competitive local service providers for co-location in Bell Canada’s switching offices had an adverse effect on revenue growth this year.
Other Bell Canada Operating Income
Operating income for the Other Bell Canada segment was $116 million in 2006, down from $352 million in 2005. The decrease was due entirely to restructuring and other charges incurred for:
•    the involuntary departure of employees and the associated relocation of employees and closing of real estate facilities no longer required as a result of our reduced workforce
•    the formation of Bell Aliant
•    the formerly planned reorganization of the company into an income trust
•    the simplification of our corporate structure.
Excluding restructuring and other items, operating income increased by 6.1% in 2006 to $434 million, reflecting lower cost of goods sold due to lower domestic and international long distance traffic, a decreased volume of termination minutes stemming from reduced southbound traffic to the United States, as well as other cost reductions directly related to our workforce reduction and productivity initiatives. Lower revenues and higher amortization and net benefit plans cost partly offset the year-over-year improvement in operating income.
Other BCE Segment
Other BCE Revenues
Other BCE segment revenues decreased slightly in 2006, down $3 million to $535 million compared to the previous year.
     Revenues from Telesat increased 0.8% to $479 million in 2006 from $475 million in the previous year, due primarily to higher broadcast revenues, increased sales of its two-way broadband service using the Ka-band of the Anik F2 satellite, and the improved performance of its Infosat subsidiary. This was largely offset by non-recurring revenue on a sale in 2005 related to the installation and maintenance of an interactive distance learning network and by reduced business activity in South America.
     On December 18, 2006, BCE Inc. announced the sale of Telesat for $3.42 billion to a new company formed by PSP Investments and Loral. The sale is subject to regulatory approval both in Canada and the United States, and other closing conditions including the absence of a material adverse change affecting Telesat’s business. The transaction is expected to close in mid-2007. Some other notable developments at Telesat included:
•    an announcement on January 17, 2006 of plans to build and launch Nimiq 4, a new direct broadcast satellite that will carry a wide range of digital television services and enable Bell ExpressVu to enhance advanced services such as HD television, specialty channels and foreign language programming
•    the placement into service on February 17, 2006 of the Nimiq 4-interim, a satellite leased by Telesat providing further capacity and backup capability for Bell ExpressVu
•    an announcement on January 4, 2007 of plans to build and launch Nimiq 5, the latest in Telesat’s line of satellites carrying digital television signals, scheduled for launch in 2009.
26      Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
Other BCE Operating Income
Operating income for the Other BCE segment in 2006 decreased to negative $21 million from $4 million in 2005, due mainly to lower operating income at Telesat and higher corporate expenses at BCE Inc.
     Telesat’s operating income in 2006 was $142 million, representing a 9.6% decline when compared with operating income of $157 million in the previous year. The year-over-year decrease reflected special compensation costs related to senior executive changes made in September 2006 and higher amortization expense partly offset by lower cost of network equipment sales. Higher revenues partly offset the decrease in operating income.
PRODUCT LINE ANALYSIS

REVENUES	2006	2005	% CHANGE

Local and access	5,212	5,465	(4.6%)
Long distance	1,798	2,055	(12.5%)
Wireless	3,491	3,085	13.2%
Data	4,120	4,016	2.6%
Video	1,150	976	17.8%
Terminal sales and other	1,577	1,637	(3.7%)

Total Bell Canada	17,348	17,234	0.7%

Local and Access
Local and access revenues decreased by 4.6% in 2006 to $5,212 million compared to $5,465 million in 2005. The year-over-year decline was due mainly to higher NAS erosion and the consequent loss of SmartTouch features revenue, as well as to lower revenue from wireline maintenance plans. Local and access revenues were also negatively impacted in 2006 by a number of CRTC decisions, including a mandated reduction in local access rates associated with the Price Caps deferral account that took effect on June 1, 2006 and a mandated reduction in rates we charge for switching and aggregation services to long distance service providers. These regulatory rulings reduced local and access revenues by approximately $51 million in 2006.
     NAS in service declined by 525,000, or 4.2%, since the beginning of 2006 as a result of increased competition from cable operators for local telephone service, continuing losses to CLECs, and wireline to wireless substitution. The rate of NAS erosion for 2006 reflects a higher level of local line losses than in 2005 at both Bell Canada and Bell Aliant, as the major cable operators in our incumbent territories maintained their intensive marketing efforts and further expanded the footprint of their low-priced local telephony offerings across most of our Ontario and Québec markets. This was partly offset by higher wholesale demand for local access lines in Western Canada and an increase in customer winbacks following the CRTC’s decision in April 2006 to reduce the waiting time before we can contact lost customers from one year to three months.
     Although the CRTC’s regulatory restrictions continue to place restrictions on our local and access business with respect to bundling and packaging of local services with other non-regulated services and limitations on customer winback promotions, there was a positive development on December 11, 2006, when the federal government put forth a proposal to accelerate deregulation of retail telephone prices by implementing new forbearance criteria based on either a competitive facilities-based or competition-based test. Under the new
Bell Canada Enterprises   2006 Annual Report      27

Management’s Discussion and Analysis
proposal, restrictions on customer winbacks and other promotions would be ended immediately. In addition, the CRTC would consider each forbearance application on a priority basis and would make a decision within 120 days. The company believes that the federal government proposal could be adopted as early as the end of the first quarter of 2007.
2007 Outlook
In 2007, we expect wireline competition to continue, particularly in the Residential market and we are targeting an increase in the number of customer winbacks. Although overall NAS in service will continue to decrease in 2007 as a result of ongoing cable telephony competition and an anticipated slowdown in wholesale demand for local loops, we are targeting a stabilization of residential line losses in 2007.
Long Distance
Long distance revenues were $1,798 million in 2006, reflecting a year-over-year decrease of 12.5% compared to 2005. Lower long distance revenues affected all Bell Canada segments, due mainly to the impact of escalating wireless substitution and continued NAS erosion. The year-over-year decrease was offset partly by an increase in the network charges for Residential and SMB customers implemented on April 15, 2006, as well as by higher overseas and calling card per-minute rates. Total minute volumes decreased 0.1% in 2006 to 18,222 million conversation minutes from 18,243 million in 2005. As a result, ARPM decreased by $0.01 during the year to $0.093, reflecting competitive pricing pressures in all our markets and a decline in both domestic and overseas minute volumes.
2007 Outlook
We expect that the long distance business will remain fiercely competitive in 2007, due to aggressive marketing by the cable operators of their expanded footprint for low-priced cable telephony service and their ongoing strategy of selling multi-product bundles at discounted rates. We will seek to minimize the decline in long distance revenues through smart pricing actions and targeted marketing of existing long distance services. We also anticipate continued pressure in business long distance revenues in 2007 due to wireless and competitive substitution, as well as to competitive pricing conditions in our Enterprise and Wholesale markets.
Wireless
Gross wireless activations decreased 2.1% in 2006 to 1,440,000, down from a record performance of 1,471,000 gross activations in 2005, due to lower postpaid gross activations that were partly offset by higher prepaid gross activations.
     Postpaid rate plans accounted for 65% or 933,000 of the total gross wireless activations in 2006, representing a 9% decline over the 1,025,000 achieved in 2005. This result reflected the impact of aggressive acquisition offers throughout the year from our competitors that featured heavily discounted handsets and rate plans, as well as weaker sales during the 2006 holiday season compared to the same period in 2005 due largely to a decrease in retail traffic in our sales channels. In addition, subscriber growth was affected by lower churn industry-wide, mostly in the second half of the year. The relatively fewer number of customers switching service providers was expected as our competitors locked customers into long-term contracts with handset upgrades
28       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
and attractive rate-plan discounts ahead of the implementation of wireless number portability in March 2007. The 14% year-over-year growth in prepaid gross activations, which comprised the remaining 35% or 507,000 gross activations in 2006, was driven by the strong performance of the Solo and Virgin Mobile brands, particularly in the youth segment of the market.
     Our postpaid churn rate improved to 1.1% in 2006 from 1.4% in 2005, reflecting the success of our retention activities and the strength of our value proposition, despite competitive market pressures and tighter policies on the granting of customer discounts and hardware upgrades. Our postpaid churn rate in 2005 was adversely affected by the cancellation of non-paying customer accounts stemming from the residual impacts associated with our billing system conversion. Prepaid churn in 2006 increased to 2.6% from 1.9% in the previous year, due mainly to the deactivation of a higher number of inactive Bell Mobility customer accounts and the impact of certain pricing actions taken in 2005. On a combined basis, as a result of lower postpaid churn, our blended churn rate decreased to 1.5% in 2006 from 1.6% in 2005.
     As a result of a higher prepaid churn rate, our total wireless net activations decreased to 432,000 in 2006 from 516,000 in 2005, despite higher postpaid net activations. For the year, 71% or 305,000 of our total new net activations subscribed to postpaid rate plans, while the remaining 29% or 127,000 subscribers chose prepaid service. This compares with a postpaid-to-prepaid net activations subscriber mix of 56%-to-44% in 2005. At December 31, 2006, our cellular and PCS subscriber base totalled 5,873,000, representing a 7.9% increase over the past year. Postpaid rate plans represented 74% of our total subscriber base at the end of 2006, unchanged compared to the end of 2005.
     Wireless revenues grew 13.2%, or $406 million, to $3,491 million in 2006, compared with 2005, reflecting the combined impact of increased ARPU and a higher average number of customers in our subscriber base.
     Postpaid ARPU increased by $3 year over year to reach $64 per month. The significant improvement was achieved primarily as a result of:
•    a shift in our subscriber acquisition mix toward higher ARPU postpaid customers, reflecting higher penetration of BlackBerry customers and other heavy users subscribing to higher-priced rate plans
•    the positive impact of price increases for certain services and features over the past year, including an increase in Bell Mobility’s system access fee from $6.95 to $8.95 per month
•    an overall increase in minutes of usage
•    strong growth in data usage.
Higher data usage reflected the continued growth of text and multimedia messaging services, wireless Internet access, downloadable ringtones, music and games, as well as the continued popularity of our ‘Fuel Me’ bundled data offers and ‘10-4’ push-to-talk service. Offsetting these positive impacts on postpaid ARPU for 2006 were lower value-added service revenues and lower basic access fee revenue as a result of the considerable number of customers subscribing to our ‘All in One’ plans (discontinued in February 2006), for which all service fees and a number of features are included as part of the monthly plan cost.
     Prepaid ARPU remained unchanged year over year at $14 per month, despite an increased number of higher-than-average ARPU Solo and Virgin Mobile customers in our prepaid subscriber base, the success of the President’s Choice branded mobile service, and higher data usage. These positive factors were offset by a higher number of inactive prepaid customers in our subscriber base and the favourable impact on revenues in 2005 of the recognition of deferred revenues related to unused prepaid minutes.
     As a result of higher postpaid ARPU, blended ARPU increased by $2 in 2006 to $51 per month, compared to $49 in the previous year.
2007 Outlook
We believe that there are considerable opportunities for growth in the wireless market for 2007, driven by expected further wireless penetration which will effectively expand our addressable market for new subscribers. In addition, wireless operators are investing in high-speed data networks, enabling a wider suite of wireless data products and services in the market.
     We expect that our Wireless unit will continue to be a key contributor to Bell Canada’s revenue and EBITDA growth in 2007. The financial performance of Bell Mobility will depend on our continued ability to focus on profitable growth and the sound execution of our market strategies. These strategies include attracting and retaining high value clients, expanding our channels of distribution, improving our network quality, coverage and speed, as well as enhancing the client experience. We expect our wireless revenues to increase as a result of higher ARPU from new services, selective price increases and continued expansion of our subscriber base. Our plan to achieve higher ARPU in 2007 is expected to be enabled by strengthening our handset and device portfolio and the continued growth in wireless data. We expect data growth to be driven by higher take-up rates for data bundles, and increasing usage from wireless services such as text and picture messaging, web browsing, and music and video downloads.
Bell Canada Enterprises   2006 Annual Report      29

Management’s Discussion and Analysis
Data
Data revenues increased 2.6%, or $104 million, to $4,120 million in 2006 compared to 2005. The year-over-year improvement was mainly the result of:
•   higher Internet revenues stemming from the combined impact of higher ARPU and an increase in the number of high-speed Internet access service connections
•   the positive impact of Sympatico’s hardware purchase program
•   increased sales of IP-based connectivity and ICT solutions in our Business segment
•   incremental revenues from companies acquired over the past year to enhance our ICT product portfolio and create cross-selling opportunities with our Enterprise and SMB customers
•   increased revenues from the SuperNet
•   an adjustment made to revenues in 2005 related to the CRTC’s decision regarding Competitor Digital Network (CDN) Services.
The positive effect on data revenue growth in 2006 of these factors was tempered by the impact of decreased legacy data revenues in our Business segment mainly as a result of competitive pricing and the ongoing rationalization of circuit networks by wholesale customers. In addition, data revenue growth for the year was dampened by a number of non-recurring items from 2005, including the sale of customer contracts within our Enterprise unit related to legacy point-of-sale systems, fibre and access capacity sales in our Wholesale unit, and the early termination of a wholesale cross-border facilities contract.
     The number of high-speed Internet subscribers increased by 267,000 in 2006, compared to 387,000 in 2005, bringing the total subscriber count as at December 31, 2006 to 2,462,000. Our primary focus in 2006 was to up-sell customers to higher-speed products in order to increase ARPU, drive subscriber growth through expanded use of hardware offers such as our PC Fusion and LCD Monitor programs and reduce customer churn. Sympatico’s subscriber growth in 2006 was adversely affected by the impact of ongoing aggressive price discounting on multi-product bundle offers from the major cable operators in our markets. In order to combat the aggressive competitive pricing conditions in Québec, we launched a targeted marketing campaign during the second quarter of 2006, offering special promotional rates on our Basic and High Speed Edition services for a limited time period. Moreover, higher net additions in 2005 were driven by the introduction of our Basic Lite service offering in the Ontario market and by substantial footprint expansion. A major upgrade to the Sympatico order management system during the fourth quarter of 2006 also negatively impacted the sales process within our retail channels and at our contact centres.
     The combined impact of an extensive broadband access footprint and focused selling of entry-level highspeed Internet products has contributed to the expansion of the overall high-speed market and supported the ongoing erosion of dial-up Internet service. Total dial-up customers decreased to 511,000 at the end of 2006 from 586,000 at the end 2005. Our high-speed Internet access footprint in Ontario and Québec reaches more than 85% of homes and business lines passed.
2007 Outlook
In 2007, we expect further revenue erosion in our legacy data services from continued customer migration to IP-based networks, offset by anticipated high-speed Internet subscriber base and revenue growth, increased penetration of value-added ICT solutions, as well as select price increases for certain services. We also anticipate our Residential segment to experience slower high-speed Internet subscriber growth due to the already high level of high-speed Internet access penetration in our Ontario and Québec markets and sustained aggressive price competition in our incumbent territories arising from cable operators’ increased emphasis on selling multi-product bundles at discounted rates.
30       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
Video
Our Video unit reported solid financial performance in 2006, growing its revenues by 17.8% to $1,150 million compared to $976 million in 2005. The year-over-year improvement was driven by subscriber growth and significantly higher ARPU, which reflected the impact of price increases implemented over the past year, continued up-selling of customers to enhanced programming packages, further growth of STB rentals and higher pay-per-view take rates.
     Our video subscriber base grew by 5.4% over the past year to reach 1,820,000 as at December 31, 2006. We added 93,000 new net video subscribers in 2006, compared with higher than average net additions of 224,000 in 2005. The year-over-year decrease can be attributed mainly to our increased focus on profitable growth, weaker sales in our retail channels, aggressive analog to digital conversions by cable operators, and the acquisition of Cable VDN in 2005, which added 12,500 new customers to our subscriber base at that time. Despite lower than expected volumes in our retail channels during 2006, higher sales in our direct channels were supported by the success of our ‘All-in-One’ plans, which combine programming, equipment, installation and warranty into simple packages. Our video churn rate increased slightly to 1.0% in 2006 from 0.9% in the previous year, due primarily to more aggressive hardware offers from our cable competitors, who bundle their television service with other products at discounted rates. Higher year-over-year churn also contributed to softer net activations in the year.
     Video ARPU increased to $54 per month in 2006 from $50 per month in the previous year. The $4 improvement resulted primarily from customers upgrading to higher-priced programming packages, higher pay-per-view revenues, and price increases implemented over the past year. In 2006, we continued to exercise pricing discipline by applying a $2 rate increase at the beginning of the year on our standard digital programming package for all existing customers without a contract and by increasing the system access fee in May by $3 per month for a portion of our subscribers. The year-over-year improvement in ARPU was partly offset by higher customer credits on STB rentals and programming, as well as by increased customer retention discounts.
2007 Outlook
In 2007, growth in video revenues is expected to continue, driven by the ongoing increase in our subscriber base and further ARPU improvements, which are expected to be achieved through the full-year impact of price increases in 2006, the implementation of additional price increases in 2007 and the sale of a higher mix of premium and HD programming. We will continue to leverage our video service as part of our Residential segment’s overall multi-product household strategy in seeking to maximize the profitability and retention of our existing subscriber base and to support the increasing penetration of our growth services. We will continue to invest in our IPTV platform and to develop additional services and capabilities across all video platforms to support our competitive market positioning for the future. The launch of our IPTV service remains on track, supported by our FTTN rollout, which will enable our IP network to offer the unique video experience that IPTV promises to deliver to our customers. Recent milestones reached in our service trials and in our negotiations with Microsoft and other key suppliers will allow us to extend the availability of the service beyond the pilot customer groups currently using the service in Toronto and Montréal.
Bell Canada Enterprises   2006 Annual Report      31

Management’s Discussion and Analysis
Terminal Sales and Other
Terminal sales and other revenues decreased 3.7% to $1,577 million in 2006, compared to $1,637 million in 2005. The year-over-year decline reflected reduced sales of legacy voice equipment to Enterprise and SMB customers, the negative impact of a CRTC ruling related to the fees we charge to competitive local service providers for co-location in Bell Canada’s switching offices, a decrease in wireless equipment sales at Bell Mobility and lower video STB sales at Bell ExpressVu. The one-time contribution to revenues in 2005 from the sale of our U.S. conferencing solutions and a contract to help restore telecommunications service to the areas in the United States affected by Hurricane Katrina also contributed to the year-over-year decline in revenues. These factors were partly offset by higher IT service and product sales at Bell Aliant’s xWave division and higher telecommunications equipment sales associated with Bell Aliant’s PC purchase program.
Financial and Capital Management
This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cashflows and liquidity on a consolidated basis.
CAPITAL STRUCTURE
Our capital structure shows how much of our net assets are financed by debt and equity.

	2006	2005

Debt due within one year	986	1,161
Long-term debt	11,867	11,855
Less: Cash and cash equivalents	(581)	(349)

Total net debt	12,272	12,667
Non-controlling interest	2,180	2,898
Total shareholders’ equity	13,367	14,721

Total capitalization	27,819	30,286

Net debt to capitalization	44.1%	41.8%

Outstanding share data (in millions)
Common shares	807.6	927.3
Stock options	24.2	27.3

Our net debt to capitalization ratio was 44.1% at the end of 2006, compared to 41.8% at the end of 2005. This was a result of a decrease in total shareholders’ equity and a decrease in non-controlling interest, partly offset by a decrease in net debt.
     Net debt decreased $395 million to $12,272 million in 2006 mainly due to:
•   free cash flow of $708 million
•   cash provided from discontinued operations of $2,087 million mainly relating to:
     – $665 million net proceeds from the sale of our investment in CTVglobemedia offset by the deconsolidation of CTVglobemedia’s cash on hand of $35 million
     – CTVglobemedia’s return of capital of $607 million as part of the recapitalization of CTVglobemedia
     – $849 million net proceeds from the sale of CGI offset by the deconsolidation of CGI’s cash on hand of $81 million and $21 million incurred for the exercise of CGI warrants
     – BCI’s return of capital of $156 million offset by BCE’s contribution to BCI of $61 million in satisfaction of its obligation arising from last year’s tax loss monetization
     – $23 million of cash generated from CTVglobemedia’s operations.
This was partly offset by:
•   BCE’s repurchase and cancellation of 45 million of its outstanding common shares for $1.2 billion
•   an increase in investments of $304 million
•   Bell Aliant’s redemption of preferred shares for $175 million
•   Bell Nordiq’s redemption of preferred shares for $60 million
•   Telesat’s redemption of preferred shares for $50 million
•   obligations of $267 million for additional capital leases
•   $255 million of costs relating to the formation of Bell Aliant.
32       Bell Canada Enterprises    2006 Annual Report

Management’s Discussion and Analysis
Non-controlling interest decreased by $718 million in 2006 due mainly to:
•   $552 million relating to the deconsolidation of CTVglobemedia
•   $279 million relating to the return of capital as part of the recapitalization of CTVglobemedia
•   Bell Aliant’s redemption of preferred shares for $175 million
•   Bell Nordiq’s redemption of preferred shares for $60 million
•   Telesat’s redemption of preferred shares for $50 million.
This was partly offset by a $469 million increase in non-controlling interest at Bell Aliant as a result of our decreased ownership after the formation of Bell Aliant.
     Total shareholders’ equity decreased $1,354 million to $13,367 million in 2006. This was mainly due to BCE Inc.’s repurchase of 45 million of its outstanding common shares for cancellation through an NCIB and a reduction of 75.8 million outstanding common shares in conjunction with the distribution of Bell Aliant trust units, by way of a return of capital, to holders of BCE Inc. common shares. This was partly offset by an increase in net earnings of $420 million in excess of both the dividends declared and a reduction because the purchase price of common shares cancelled in 2006 was higher than the stated capital of common shares.
OUTSTANDING SHARE DATA
We had 807.6 million common shares outstanding at the end of 2006, a decrease of 119.7 million over 2005 resulting from BCE Inc.’s repurchase of 45 million of its outstanding common shares for cancellation through a NCIB and the reduction of 75.8 million outstanding common shares by BCE Inc. in conjunction with a distribution of Bell Aliant trust units, by way of a return of capital, to holders of BCE Inc. common shares.
     The number of stock options outstanding at the end of 2006 was 24.2 million, a decrease of 3.1 million from 2005. The weighted average exercise price of the stock options outstanding at December 31, 2006 was $33. Of the total outstanding stock options at December 31, 2006,16.6 million were exercisable at a weighted average exercise price of $35. In 2006:
•   0.5 million stock options were granted
•   1.2 million of previously granted options were exercised
•   2.3 million of previously granted options expired or were forfeited.
Starting in 2004, most of the stock options granted contain specific performance targets that must be met before the option can be exercised.
CASH FLOWS
The following table is a summary of the flow of cash into and out of BCE in 2006 and 2005.

	2006	2005

Cash flows from operating activities	5,389	5,337
Capital expenditures	(3,133)	(3,357)
Other investing activities	(2)	39
Cash dividends paid on common shares	(1,169)	(1,195)
Cash dividends paid on preferred shares	(84)	(86)
Cash dividends paid by subsidiaries to non-controlling interest	(293)	(169)

Free cash flow	708	569

Business acquisitions	(71)	(228)
Bell Aliant	(255)	—
Increase in investments	(304)	(233)
Decrease in investments	64	17
Issue of common shares	29	25
Repurchase of common shares	(1,241)	—
Net repayment of debt instruments	(432)	(47)
Financing activities of subsidiaries with third parties	(292)	(77)
Other financing activities	(157)	(64)
Cash provided by discontinued operations	2,087	103

Net increase in cash and cash equivalents	136	65

Cash from Operating Activities
Cash from operating activities was $5,389 million in 2006, an increase of $52 million or 1.0% compared to $5,337 million in 2005. Cash from operating activities was impacted positively by:
•   improvements in cash earnings resulting from higher EBITDA
•   a decrease in pension and other benefit plan payments
•   a decrease of $25 million in interest payments
•   an improvement in working capital.
Bell Canada Enterprises   2006 Annual Report      33

Management’s Discussion and Analysis
These improvements were partly offset by:
•    a decrease of $245 million in proceeds from the sale of accounts receivable
•    compensation payments of $67 million made to executives and other key employees further to the vesting of all restricted share units (RSUs) granted for a two-year performance period ending at the end of 2005, based on the achievement of specific operating objectives established at the outset of the program two years ago
•    payments of $66 million in relation to the pay equity settlements announced in Q2 2006.
Free Cash Flow
Our free cash flow was $708 million in 2006, an improvement of $139 million, or 24%, over free cash flow of $569 million in 2005. The $52 million increase in cash from operating activities described previously was further impacted by a decrease of $224 million in capital expenditures partly offset by an increase of $124 million in dividends paid to non-controlling interest, mainly for distributions made by Bell Aliant, and by $30 million in insurance proceeds received by Telesat in 2005.
Capital Expenditures
In 2006, we continued to make investments to expand and update our networks, enhance broadband access and capabilities, and meet customer demand for new services. Capital expenditures were $3,133 million in 2006 for BCE, down 6.7% compared to 2005 capital expenditures of $3,357 million. Similarly, Bell Canada’s capital expenditures decreased 6.3% this year to $2,921 million. The difference in capital expenditures between BCE and Bell Canada was due to spending on satellite builds at Telesat.
     As a percentage of revenues, total capital expenditures for BCE decreased to 17.7% in 2006 from 19.1% last year, while capital intensity for Bell Canada declined 1.3 percentage points year over year to reach 16.8%.
     Our capital spending in 2006 reflected reduced spending in the legacy areas of our business as we focused increasingly on key strategic priorities within our growth services. Our key strategic priorities for 2006 included:
•    the expansion of our FTTN footprint to deliver higher-speed broadband access
•    further deployment of our EVDO wireless high-speed mobile data network
•    investment in our IPTV platform
•    enhancements to the quality and breadth of our wireless and DSL networks.
Our capital spending also was lower in 2006 because of reduced spending on IT infrastructure and systems to support our cost reduction program and productivity initiatives, lower spending at Bell Aliant and the completion in 2005 of the SuperNet.
     In 2007, we are targeting to maintain Bell Canada’s capital intensity ratio near its 2006 level. We anticipate a slight increase in overall capital expenditures as we continue to focus on increasing investment in our key strategic priorities, including wireless growth and network enhancements, FTTN footprint expansion, deployment of IPTV, and overall network and service quality.
Other Investing Activities
Cash used in other investing activities of $2 million in 2006 decreased by $41 million compared to cash from other investing activities of $39 million in 2005 mainly due to insurance proceeds received by Telesat in 2005.
34       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
Cash Dividends Paid on Common Shares
In 2006, BCE Inc. paid a dividend of $1.32 per common share, which was equal to the dividend paid in 2005. The $26 million decrease in total cash dividends paid in 2006 is a direct result of a decrease in the number of BCE Inc. common shares issued and outstanding as at the dividend declaration date as a result of BCE Inc.’s NCIB announced on February 1, 2006 and the reduction in the number of outstanding common shares on July 10, 2006 made in conjunction with the distribution of Bell Aliant trust units to BCE Inc. shareholders.
     In February 2007, the board of directors of BCE Inc. approved an increase of 11% or $0.14 per common share in the annual dividend on BCE Inc.’s common shares. The quarterly dividends equal $0.365 per common share compared to $0.33 per common share in 2006.
Cash Dividends Paid by Subsidiaries to Non-Controlling Interest
Dividends paid by subsidiaries to non-controlling interest of $293 million in 2006 increased by $124 million or by 73% compared to $169 million for 2005 mainly due to Bell Aliant’s cash distributions to its unit holders starting in the second half of 2006 as a result of the formation of the trust.
Business Acquisitions
We invested $71 million in 2006 for various business acquisitions.
     We invested $228 million for business acquisitions in 2005. This consisted mainly of:
•   Bell Canada’s acquisition of Nexxlink Technologies Inc. for $74 million
•   Bell Canada’s acquisition of NR Communications for $60 million
•   other business acquisitions, mainly at Bell Canada, totalling $94 million.
Bell Aliant
Cash used for the payment of costs for the formation of Bell Aliant was $255 million in 2006. This included $133 million for transaction costs, which related mainly to investment banking, professional and consulting fees, and $122 million for premium costs paid on the redemption, prior to maturity, of Bell Aliant debt.
Increase in Investments
Cash flows used for investments in 2006 of $304 million increased $71 million or 30% from $233 million in 2005. The activity in 2006 includes our additional investment of US$84 million in Clearwire Corporation (Clearwire), a privately-held company that offers advanced IP-based wireless broadband communications services, in order to maintain our 12% interest in the company. Telesat increased its short-term investments by $15 million.
     The activity in 2005 relates mainly to our investment of US$100 million to acquire an approximate 12% interest in Clearwire in the first quarter of 2005 and Telesat’s increase in short-term investments of $63 million.
Decrease in Investments
Cash flows provided by investments of $64 million in 2006 increased by $47 million compared to $17 million in 2005, mainly due to the sale of short-term investments of $64 million at Telesat.
Repurchase of Common Shares
In total for 2006, BCE Inc. repurchased for cancellation 45 million common shares, or approximately 5% of the company’s outstanding common shares, for a total cost of $1,241 million under the 2006 NCIB program. On December 12, 2006, BCE Inc. also announced its plan to renew its share buyback program for another twelve-month period to repurchase approximately another 5% of its outstanding common shares through a NCIB, representing an estimated value in excess of $1 billion. On February 6, 2007, the company received acceptance from the Toronto Stock Exchange of its notice of intention to make a NCIB.
Debt Instruments
We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.
     In 2006, we repaid $432 million of debt, net of issuances, including the following:
•   BCE Inc. repaid $1,350 million of debt
•   Bell Canada repaid $463 million of debt
•   Bell Aliant redeemed $785 million of debentures and bonds
•   Telesat repaid $150 million in notes payable
•   we made other repayments that included capital leases.
Bell Canada Enterprises   2006 Annual Report      35

Management’s Discussion and Analysis
This was partly offset by Bell Aliant’s draw down of $1,235 million of its credit facilities and the issuance of $1,250 million of debt.
     In 2005, we repaid $47 million of debt, net of issuances. The repayments included $750 million in debentures at Bell Canada and other repayments that included capital leases. The issuances included $900 million in debentures at Bell Canada.
Cash Relating to Discontinued Operations
In 2006, cash provided by discontinued operations was $2,087 million. This consisted mainly of:
•   $665 million net proceeds from the sale of our investment in CTVglobemedia offset by the deconsolidation of CTVglobemedia’s cash on hand of $35 million
•   CTVglobemedia’s return of capital of $607 million as part of the recapitalization of CTVglobemedia
•   $849 million net proceeds from the sale of CGI’s offset by the deconsolidation of CGI’s cash on hand of $81 million and $21 million incurred for the exercise of CGI warrants
•   BCI’s return of capital of $156 million offset by BCE’s contribution to BCI of $61 million in satisfaction of its obligation arising from last year’s tax loss monetization
•   $23 million of cash generated from CTVglobemedia’s operations.
In 2005, cash provided by discontinued operations was $103 million and was mainly related to cash generated from CTVglobemedia and CGI’s operations.
CREDIT RATINGS
The interest rates we pay are based partly on the quality of our credit ratings, which were all investment grade at March 7, 2007. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade. BCE Inc. and Bell Canada have stable outlooks from DBRS(2), Moody’s(3) and Fitch(4) and a negative outlook from S&P(1).
     The table below lists BCE Inc.’s and Bell Canada’s key credit ratings at March 7, 2007. On December 12, 2006, S&P removed BCE Inc. and Bell Canada from Credit Watch and affirmed their ratings; DBRS removed the long-term debt and preferred shares ratings of BCE Inc. and Bell Canada from under review and confirmed their ratings; Moody’s affirmed BCE Inc. and Bell Canada’s ratings; and on October 11, 2006, Fitch affirmed BCE Inc. and Bell Canada’s ratings.

BCE INC.
	S&P(1)		DBRS(2)		MOODY’S(3)	FITCH(4)

Commercial paper	A-l (low	)	R-1 (low	)	P-2	—
Extendible commercial notes	—		R-2 (high	)	—	—
Long-term debt	BBB+		A (low	)	Baa2	BBB+
Preferred shares	P-2		Pfd-2 (low	)	—	—

BELL CANADA
	S&P(1)		DBRS(2)		MOODY’S(3)	FITCH(4)

Commercial paper	A-l (low	)	R-l (low	)	P-2	—
Extendible commercial notes	—		R-l (low	)	—	—
Long-term debt	A-		A		Baal	BBB+
Subordinated long-term debt	BBB+		BBB (high	)	Baa2	BBB

(1)	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.

(2)	Dominion Bond Rating Services Limited

(3)	Moody’s Investors Service, Inc.

(4)	Fitch Ratings Ltd.
36       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
LIQUIDITY
We expect to generate enough cash in 2007 from our operating activities to pay for capital expenditures and dividends. In other words, we are targeting free cash flow in 2007.
     We expect to repay contractual obligations maturing in 2007, including repayment of our outstanding debt, and share buybacks from cash on hand, cash generated from our operations, by issuing new debt and by selling non-core assets.
Cash Requirements
In 2007, we will need cash mainly for capital expenditures, dividend payments, pension funding, the payment of contractual obligations and outstanding debt, share buybacks and other cash requirements.
Capital Expenditures
Capital expenditures were $3.1 billion in 2006, representing 17.7% of our revenues for the year. Capital expenditures for Bell Canada were $2.9 billion in 2006, representing 16.8% of Bell Canada’s revenues for the year. We are targeting to maintain Bell Canada’s capital intensity ratio relatively near its 2006 level for 2007.
Pension Funding
We expect to contribute approximately $270 million to our defined benefit pension plans in 2007, subject to actuarial valuations being completed. We expect to pay approximately $100 million to beneficiaries under other employee benefit plans in 2007. We expect to contribute approximately $30 million to the defined contribution pension plans in 2007. Of the total funding requirements above, approximately $300 million relates to Bell Canada.
Contractual Obligations
The following table is a summary of our contractual obligations at December 31, 2006 that are due in each of the next five years and after 2011.

						THERE-
	2007	2008	2009	2010	2011	AFTER	TOTAL

Long-term debt (excluding capital leases)	744	1,051	2,758	1,076	1,008	5,117	11,754
Notes payable and bank advances	36	—	—	—	—	—	36
Capital leases	206	120	47	45	89	556	1,063
Operating leases	219	199	171	143	116	771	1,619
Commitments for capital expenditures	202	116	46	4	3	49	420
Purchase obligations	1,295	988	493	353	321	414	3,864
Other long-term liabilities (including current portion)	74	42	44	47	49	21	277

Total	2,776	2,516	3,559	1,668	1,586	6,928	19,033

Long-term debt and notes payable and bank advances include $1,344 million drawn under our committed credit facilities. They do not include $444 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $4.4 billion. Current commercial paper credit lines expire in August 2009 and Bell Aliant’s current commercial paper credit lines expire in July 2011.
     The imputed interest to be paid on capital leases is $474 million.
     Rental expense relating to operating leases was $275 million in 2006, $312 million in 2005 and $354 million in 2004.
     Purchase obligations consist mainly of contractual obligations under service contracts. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     Other long-term liabilities included in the table relate to:
•    Bell Canada’s future payments over the remaining life of its contract with Amdocs Canadian Managed Services, Inc. for the development of Bell Canada’s billing system. The total amount was $204 million at December 31, 2006.
•    Telesat’s deferred satellite performance incentive payments and their deferred milestone payments. The total amount was $73 million at December 31, 2006.
Bell Canada Enterprises   2006 Annual Report      37

Management’s Discussion and Analysis
At December 31, 2006, we had other long-term liabilities that were not included in the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     We did not include the accrued employee benefit liability and future income tax liabilities in the table because we cannot accurately determine the timing and amount of cash needed for them. This is because:
•    future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.
•    future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce future income tax liabilities.
We did not include deferred revenue and gains on assets in the table because they do not represent future cash payments.
Other Cash Requirements
Our cash requirements may also be affected by the liquidity risks related to our contingencies, off-balance sheet arrangements and derivative instruments. We may not be able to quantify all of these risks.
Off-Balance Sheet Arrangements
Guarantees
As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.
     We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 27 to the consolidated financial statements for more information.
Securitization of Accounts Receivable
Bell Canada and Bell Aliant have agreements in place that provide them with a more attractive form of financing other than debt financing.
     Under the agreements, Bell Canada and Bell Aliant sold interests in pools of accounts receivable to securitization trusts for a total of $1,320 million.
     The total accounts receivable that were sold must meet minimum performance targets. These are based on specific delinquency, default and receivable turnover ratio calculations, as well as minimum credit ratings. If these accounts receivable go into default, Bell Canada and Bell Aliant would no longer be able to sell their receivables and would need to find an alternate source of financing.
     These agreements are an important part of our capital structure and liquidity. If we did not have them, we would have issued $1,320 million of debt or equity. See Note 11 to the consolidated financial statements for more information.
Commitment under the CRTC Deferral Account Mechanism
Please refer to Commitment under the CRTC Deferral Account Mechanism within the Regulatory Environment section for further analysis.
Derivative Instruments
We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares that may be issued under our special compensation payments (SCPs) and deferred share units (DSUs). We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
     The carrying value of the outstanding derivative instruments was a net liability of $53 million at December 31, 2006. Their fair values amounted to a net liability of $96 million. See Note 22 to the consolidated financial statements for more information.
38       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
Litigation
We become involved in various claims and litigation as a part of our business. While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2006, based on information currently available, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.
     You will find a more detailed description of the material claims and litigation pending at December 31, 2006 in the BCE 2006 AIF, and in Note 26 to the consolidated financial statements.
Sources of Liquidity
While we do not expect a cash shortfall in the foreseeable future, we would cover any shortfall through the financing facilities we currently have in place.
     These financing facilities, along with our strengthening balance sheet, give us flexibility in carrying out our plans for future growth. If necessary, we can supplement our liquidity sources by issuing additional debt or equity, or by selling non-core assets. We might do this to help finance business acquisitions or for contingencies.
     The table below is a summary of our outstanding lines of credit, bank facilities and commercial paper programs at December 31, 2006.

		NON-
	COMMITTED	COMMITTED	TOTAL

Commercial paper credit lines (1)	1,711	2,000	3,711
Other credit facilities (2)	2,653	751	3,404

Total	4,364	2,751	7,115

Drawn (2)	1,787	—	1,787
Undrawn	2,577	2,751	5,328

(1)	BCE Inc.’s and Bell Canada’s current commercial paper credit lines expire in August 2009 and Bell Aliant’s current commercial paper credit lines expire in July 2011.

(2)	Includes $444 million in letters of credit.
BCE Inc., Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the amount of their supporting committed lines of credit. The total amount of these supporting committed lines of credit available (net of letters of credit) was $1.7 billion at December 31, 2006.
     BCE Inc., Bell Canada and Bell Aliant had no commercial paper outstanding at December 31, 2006.
     Bell Canada can issue up to $400 million of Class E notes under its commercial paper programs. These notes are not supported by committed lines of credit and may be extended in certain circumstances. Bell Canada had no Class E notes outstanding at December 31, 2006.
Competitive Environment
We face intense competition from traditional competitors, as well as from new players entering our markets. We compete with telecommunications and television service providers. We also compete with other businesses and industries including cable, software and Internet companies, and a variety of companies that offer network services, such as providers of business information systems, systems integrators and other companies that deal with, or have access to, customers through various communications networks.
     Competition affects our pricing strategies and could reduce our revenues and lower our profitability. It could also affect our ability to retain existing customers and attract new ones. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products or changes in pricing strategies by our competitors could affect our ability to gain new customers and retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
     We already have several domestic and foreign competitors, but the number of well resourced foreign competitors with a presence in Canada could increase in the future. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and broadcast distribution undertakings. Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. We cannot predict what action, if any, the federal government will take as a result of these reviews and how it may affect us.
Bell Canada Enterprises   2006 Annual Report      39

Management’s Discussion and Analysis
WIRELINE AND LONG DISTANCE
We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers and others, and from traditional competitors such as interexchange carriers and resellers. We also face increasing cross-platform competition as customers replace traditional services with new technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. In particular, there is a risk that wireline to wireless substitution could accelerate with the introduction of wireless number portability (refer to Regulatory Environment — Wireless Number Portability below for more details concerning the implementation of wireless number portability).
     We are also facing competitive pressure from cable companies as a result of them offering voice services over their networks. Although we expect the rate of losses in our residential NAS to stabilize in 2007, this assumption could be adversely affected by the level of intensity applied by our cable competitors in pursuing their voice strategy. This assumption could also be adversely affected by the level of wireline to wireless substitution resulting from the implementation of wireless number portability. Additional competitive pressure is also emerging from other competitors such as electrical utilities. These alternative technologies, products and services are making inroads in our legacy services, which typically represent our higher margin business.
     Technology substitution, and VoIP in particular, have reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. We expect this trend to continue in the future, which could materially and negatively affect our financial performance.
     Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or the impact on their margins than we are.
     These competitive factors suggest that the number of our legacy wireline customers and our long distance volumes will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines through cost reductions and by building the business for newer growth services. The margins on newer services, however, are less than the margins on legacy services. If legacy services revenues decline faster than the rate of growth in revenues of our newer services, our financial performance could be negatively and materially affected. Bringing to market new growth products and services is inherently risky, as it requires capital and other investments, while the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable global information technology service providers. The launch of new products or services could be delayed or cancelled due to reductions in the amount of capital available to be invested.
INTERNET ACCESS
We compete with cable companies and Internet service providers (ISPs) to provide broadband and dial-up Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us.
     Regional electrical utilities continue to develop and market services that compete directly with Bell Canada’s Internet access services. Developments in wireless broadband services may also lead to increased competition in certain geographic areas. This could materially and negatively affect the financial performance of our Internet access services business.
     There is a risk that should the pace of our FTTN rollout be slower than currently contemplated in our business plan, our broadband ISP churn rate could increase beyond our current expectations, thereby adversely affecting our expected number of Internet subscribers in 2007. With the rapid growth in video applications on the Internet, there is also a risk that we will need to incur significant capital expenditures to provide additional capacity on our Sympatico network, which costs we may not be able to recover initially from customers due to competitors’ short-term pricing of equivalent Internet services. This could have a material adverse effect on our results of operations.
40       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
WIRELESS
The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers, including resellers known as mobile virtual network operators, that aggressively introduce, price and market their products and services. We also compete with wireline service providers. We expect competition to intensify as new technologies, products and services are developed. In addition, competition could also increase as a result of Industry Canada’s intention to initiate a consultation which could result in the licensing of additional mobile spectrum (refer to Regulatory Environment – Mobile Spectrum below for more details on this subject). Furthermore, wireless number portability could increase churn beyond our current expectations and adversely affect our estimates concerning our expected number of wireless subscribers in 2007.
VIDEO
Bell ExpressVu competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have upgraded their networks, operational systems and services, which has improved their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu and Bell Canada.
Regulatory Environment
DECISIONS OF REGULATORY AGENCIES
Our business is affected by decisions made by various regulatory agencies, including the CRTC. For example, many of the decisions of the CRTC indicate that it tries to balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely. There is a risk that decisions of the CRTC, and in particular the decisions relating to prices at which we must provide such access, may have a negative effect on our business and results of operations. Decisions of, and proceedings involving, regulatory agencies including the CRTC are described in more detail below as well as in the BCE 2006 AIF under the heading The Regulatory Environment we operate in.
TELECOM POLICY REVIEW PANEL’S FINAL REPORT
On March 22, 2006, the Telecommunication Policy Review Panel (Panel), a panel of experts appointed by the Minister of Industry to review Canada’s telecommunications policy and regulatory framework and make recommendations, released its final report. The report, which contains over 100 recommendations, calls for significant changes to the structure and nature of telecommunications regulation in Canada.
     The Panel’s report calls for many changes to the regulatory environment that could have a material impact on our business performance. The thrust of the report is that the state of competition in Canada has progressed to the point where, at least for economic regulation, the CRTC should remove most of its existing regulations and instead rely on market forces.
     The Panel calls for short-term changes to regulation through a variety of federal government programs and, more significantly, through a policy direction – an instrument whereby the Cabinet can give binding directions on general policy to the CRTC. The Panel also calls for significant changes to the Telecommunications Act.
     The Panel also recommends a relaxation of Canada’s foreign ownership restrictions as they apply to telecommunications common carriers. In addition to the recommendations addressing wireline regulation, the Panel also makes a number of recommendations separately addressing issues related to wireless regulation in Canada. These include, among other things, a recommendation for the continued use of regulatory mechanisms such as spectrum caps (aggregation limits) where spectrum is scarce to provide an opportunity for new entrants to acquire spectrum in order to have an expanded choice of service providers. Other recommendations concerning competitive access to wireless antennae sites and support structures could serve to facilitate competitive entry into the Canadian wireless industry. If implemented, the cumulative effect of such recommendations could have a negative effect on our business and results of operations.
Bell Canada Enterprises 2006 Annual Report     41

Management’s Discussion and Analysis
POLICY DIRECTION
On June 13, 2006, the Minister of Industry tabled in both houses of Parliament a draft policy direction to be issued by the Cabinet to the CRTC. On December 14, 2006, the policy direction issued by the Cabinet to the CRTC (Policy Direction) came into effect. The Policy Direction calls on the CRTC to “rely on market forces to the maximum extent feasible” and to design regulations that “interfere with the operation of competitive market forces to the minimum extent necessary.” The CRTC is bound to follow the Policy Direction in making its decisions. However, the Policy Direction is of a general policy nature and does not direct the CRTC to reach any particular outcomes on any specific files.
COMMITMENT UNDER THE CRTC DEFERRAL ACCOUNT MECHANISM
On February 16, 2006, the CRTC issued Telecom Decision 2006-9, where it concluded on the ways in which incumbent telephone companies should clear the accumulated balances in their deferral accounts. On September 1, 2006, Bell Canada and Bell Aliant filed their proposals for clearing the accumulated balances in their deferral accounts. If approved by the CRTC, the proposals would improve access to communications for persons with disabilities (5% of estimated balance) and extend broadband access to some 220,000 potential customers in 264 communities across Ontario and Québec where it would not otherwise be made available on a commercial basis.
     On November 30, 2006, the CRTC issued Public Notice 2006-15, initiating a proceeding to assess these proposals. A decision in this proceeding is scheduled to be issued in January 2008.
     Bell Canada’s accumulated deferral account balance at December 31, 2006 is estimated to be $479 million, with an estimated future annualized commitment of $24 million. Bell Aliant’s accumulated deferral account balance at December 31, 2006 is estimated to be $8 million, with no estimated future annualized commitment.
     Due to the nature and number of uncertainties that remain concerning the disposition of accumulated balances in the deferral account, we are unable to estimate the impact of the CRTC’s decision on our financial results at this time.
PRICE CAP FRAMEWORK REVIEW
On May 9, 2006, the CRTC issued Public Notice 2006-5, initiating a proceeding to establish the price cap framework to replace the existing framework that ends on May 31, 2007. On July 10, 2006, Bell Canada, Bell Aliant and Saskatchewan Telecommunications filed a pricing framework proposal that reflects the significant changes that have taken place in the industry. The proposed framework would come into effect on June 1, 2007 and apply for a period of two years.
     We proposed that the price cap should be removed in areas where services are available via alternative facilities, allowing consumers and competition in these areas to drive market prices. In areas where alternative facilities are not available, we proposed that service prices remain subject to regulation with upward pricing capped, on average, at current levels. In keeping with both the recommendations of the Panel issued in March 2006 and the Policy Direction, our proposal would interfere with market forces to the least extent possible. The evidence was subject to an interrogatory process as well as a public hearing, which took place in October 2006. The CRTC intends to issue a decision on this proceeding by April 30, 2007.
     There is a risk that the CRTC may not accept our proposals to rely on market forces to the maximum extent possible and may continue to impose limitations on our marketing flexibility, impeding our ability to respond to market forces.
REVIEW OF REGULATORY FRAMEWORK FOR WHOLESALE SERVICES
As required by the Policy Direction, on November 9, 2006, the CRTC released Public Notice 2006-14, in which it initiated a comprehensive review of the regulatory framework requiring incumbent telephone companies to provide wholesale access to certain telecommunication services to competitors. As part of this review, the CRTC will examine the appropriate definition of essential services and the pricing principles for such services. In addition, the regulatory treatment for non-essential services will also be examined. A final decision is expected in July 2008. There is no guarantee that the CRTC will issue a favourable decision.
42       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
CDN SERVICES
On February 3, 2005, the CRTC released Telecom Decision 2005-6 on CDN services. This decision set the rates, terms and conditions for the provision of digital network services by Bell Canada, Bell Aliant and the other incumbent telephone companies to their competitors. The CRTC determined that CDN services should include not only digital network access components but also intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, and channelization and co-location links (expanded CDN services). This decision affected Bell Canada and Bell Aliant as providers of CDN services in their own operating territories and as purchasers of those services elsewhere in Canada.
     There are two important financial aspects to note in this decision:
•    the prices for all new CDN services were applied on a going-forward basis, as of the date of the decision, and Bell Canada and Bell Aliant will be relieved of some of their obligations from the deferral account for the revenue losses from this decision
•    Bell Canada’s and Bell Aliant’s obligations under the deferral account also will be reduced for applying the lower rates retroactively for the CDN access components that were tariffed at interim rates prior to the decision.
On February 2, 2007 and February 15, 2007, the CRTC released Telecom Decisions 2007-6 and 2007-10 respectively, regarding matters unresolved in Telecom Decision 2005-6 pertaining to the terms and conditions of CDN services. In these decisions the CRTC determined that certain retail service components did not apply to CDN services. Bell Canada and Bell Aliant will be compensated through the deferral account for applying refunds retroactively, and for rate reductions on a going-forward basis.
FORBEARANCE FROM REGULATION OF LOCAL EXCHANGE SERVICES
On April 6, 2006, the CRTC issued Telecom Decision 2006-15, which established a framework for the forbearance from regulation of local exchange services. The decision denied Bell Aliant’s application for regulatory forbearance in 32 exchanges in Nova Scotia and Prince Edward Island. The denial of Bell Aliant’s forbearance application in respect of the Halifax market is the subject of an appeal to the Federal Court of Appeal by Bell Aliant. The Federal Court of Appeal granted Bell Aliant’s leave to appeal the decision in an order dated September 22, 2006.
     On May 12, 2006, Bell Canada, Bell Aliant, Saskatchewan Telecommunications and TELUS Communications Company (TELUS) filed a petition to the Governor-in-Council requesting that the Minister of Industry recommend to the Governor-in-Council that Decision 2006-15 be referred back to the CRTC for reconsideration. Specifically, the companies requested that the CRTC be directed to reconsider the pre-forbearance, forbearance and post-forbearance rules in Decision 2006-15 in light of the conclusions and recommendations contained in the Panel’s final report, issued in March 2006.
     On June 16, 2006, the CRTC issued Public Notice 2006-9, in which it sought comments regarding whether mobile wireless services, or a subset thereof, should be considered in the market share loss calculation for local forbearance analysis purposes.
     On September 1, 2006, the CRTC issued Public Notice 2006-12, in which it sought comments regarding whether the ‘transitional’ market share loss threshold of 20% as a precondition to the repeal of the winback rule and the market share loss threshold of 25% for forbearance established in Decision 2006-15 are appropriate.
     On October 5, 2006, TELUS applied to the CRTC to review and vary one of the forbearance criteria defined in Decision 2006-15. TELUS’ application requests that the CRTC remove or amend the forbearance criterion requiring incumbent local exchange carriers to meet certain wholesale quality of service standards.
Bell Canada Enterprises   2006 Annual Report       43

Management’s Discussion and Analysis
     On December 11, 2006, the Minister of Industry announced a government proposal to change Decision 2006-15 to accelerate deregulation of retail prices of the incumbent telephone companies’ local exchange services. The Minister has separately proposed amendments to the Competition Act to deter anticompetitive behaviour in the telecommunications industry. The proposed order to vary Decision 2006-15 establishes a forbearance test which (i) is based on the presence of competitors in geographic areas that are smaller and (ii) amends the forbearance criteria related to meeting certain quality of service indicators for incumbent local exchange carriers’ wholesale services. The proposed order would also streamline the forbearance process and eliminate the winback and promotional restrictions in regulated and deregulated areas. The federal government is considering the comments received and must make a final determination by April 6, 2007.
     In light of the federal government’s proposal to change Decision 2006-15, the CRTC deferred its consideration of the issues in Public Notice 2006-9 and Public Notice 2006-12 and TELUS’s review and vary application noted above pending a final determination with respect to the proposed order.
     Although the proposed changes to Decision 2006-15 are positive for us, there can be no guarantee that the order will be issued or that the order will not be amended prior to its issuance. Furthermore, there is no guarantee that the outcomes of any of these proceedings will improve the likelihood that, or speed with which, Bell Canada and Bell Aliant will be granted forbearance regarding local exchange services.
WINBACK RULES
On April 6, 2006, the CRTC issued decisions relating to winbacks, namely Telecom Decision 2006-15 and Telecom Decision 2006-16.
     In Decision 2006-15, the CRTC reduced the length of the no-winback period for residential subscribers to three months from 12 months. Under the amended winback rule, incumbent telephone companies are now precluded from contacting former residential and business local exchange service customers from the time of the local service request until three months after their local service is transferred to a competitor. In Decision 2006-15 the CRTC also ruled that incumbent telephone companies may apply to have the winback rule repealed in any local market where they have lost 20% of market share and in which they have met the relevant competitor quality of service indicators in the three months preceding the date of the application.
     In Decision 2006-16, the CRTC determined that the winback rule is constitutional because it is justifiable under the Canadian Charter of Rights and Freedoms. The CRTC also decided that, going forward, incumbent telephone companies are now permitted to market non-residential local telecommunications services to a former local exchange customer during, and following, the three month no-winback period if that customer did not switch those other services to the competitor at the same time they migrated their local service.
     Following applications filed by Bell Canada, Bell Aliant, SaskTel and TELUS, the Federal Court of Appeal granted leave to appeal these decisions on the constitutionality issue in an Order dated September 22, 2006. Bell Canada’s and Bell Aliant’s flexibility to compete may continue to be encumbered if the Federal Court of Appeal determines that the winback rule is constitutional.
     On May 18, 2006, the CRTC released Telecom Decision 2006-28, Regulatory Issues Related to the Implementation of Wireless Number Portability. In that decision, the CRTC confirmed that the winback restrictions on incumbent telephone companies do not apply to a wireline-to-wireless port request by a customer in the context of wireless number portability such that there will be no restrictions on the ability of either Bell Canada or Bell Mobility to contact a wireline or wireless customer who has transferred to a competitor.
     As indicated in the section entitled Forbearance from Regulation of Local Exchange Services, on December 11, 2006, the Minister of Industry announced a government proposal to change Telecom Decision 2006-15 to, among other things, eliminate the winback and promotional restrictions in regulated and deregulated areas.
44       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
WIRELESS NUMBER PORTABILITY
The Government of Canada in its 2005 budget announced that it intended to ask the CRTC to implement wireless number portability. Number portability enables customers to retain the same phone number when changing service providers within the same local serving area. On December 20, 2005, the CRTC released Telecom Decision 2005-72. Among other things, the decision directed Bell Mobility, Rogers Wireless and Telus Mobility to implement wireless number portability in Alberta, British Columbia, Ontario and Quebec by March 14, 2007.
     In Telecom Decision 2006-28, Regulatory Issues Related to the Implementation of Wireless Number Portability – Follow-Up to Public Notice 2006-3, issued on May 18, 2006, the CRTC made a number of policy determinations covering a wide range of implementation issues and requested that three CRTC interconnection steering committee working groups undertake various tasks and file reports with the CRTC. In Telecom Decision 2006-74, issued on November 22, 2006, the CRTC approved with one change the consensus reports. In an application dated May 12, 2006, Bell Canada requested that it be allowed to recover wireline costs related to the implementation of wireless number portability through a draw down from Bell Canada’s deferral account. Bell Canada filed reply comments on June 26, 2006. The CRTC has requested further information from Bell Canada on its application and responses were filed on December 4, 2006. There is no guarantee that the CRTC will issue a favourable decision.
RETAIL QUALITY OF SERVICE INDICATORS
On March 24, 2005, the CRTC released Telecom Decision 2005-17, which, among other things, established the rate adjustment plan to be applied when incumbent telephone companies do not meet mandated standards of quality of service provided to their retail customers. As a result of this decision, incumbent telephone companies are subject to a penalty mechanism when they do not meet one or more service standards for their retail services.
     In the penalty period of January 1 to December 31, 2005, the CRTC standard for several indicators was not met on an annual average basis because of the strike in 2005 by the CEP at Entourage. Bell Canada has requested that the CRTC approve its December 5, 2005 application for the purpose of excluding below-standard strike-related results as a force majeure type exclusion. However, there is no assurance that the CRTC will issue a favourable decision and Bell Canada may be required to pay a penalty of up to $18 million. It is not expected that Bell Canada will be required to pay any penalties related to retail quality of service for the period of January 1 to December 31, 2006.
     The CRTC determined that Bell Aliant did not meet certain service standards during the period of January 1 to December 31, 2004. Bell Aliant applied to the CRTC for an exclusion from having to pay a penalty in 2004, as well as in 2005, due to below-standard service results caused by its labour disruption in 2004. In Telecom Decision 2006-27, which was issued on May 16, 2006, the CRTC determined that the labour disruption was partially, but not totally, beyond the control of Bell Aliant. In total, Bell Aliant was directed to provide customer credits totalling $3.5 million on its customers’ monthly bills starting no later than June 16, 2006. These customer credits have been applied.
     At the same time, Bell Aliant has filed with the CRTC an application to review and vary Telecom Decision 2005-17, as applied in Decision 2006-27, to indicate that when quality of service is negatively affected by a labour stoppage, the CRTC will impose penalties only where a telephone company has been found to have violated labour relations law or policy, or where it has deliberately sacrificed quality of service to increase profits. The application also seeks a remedial order to recover the cost of the credits already provided to customers. It is likely that the CRTC will not deal with Bell Canada’s December 5, 2005 application until it reaches a decision on Bell Aliant’s review and vary application. Furthermore, the Federally Regulated Employers – Transportation and Communications (FETCO), a national organization representing employers and employer associations across Canada, filed a petition with the Governor-in-Council to vary or rescind Telecom Decision 2006-27 on the basis that it oversteps the CRTC’s jurisdiction and puts at risk well-balanced and well-defined Canadian labour relations policies and law.
Bell Canada Enterprises   2006 Annual Report       45

Management’s Discussion and Analysis
APPLICATION TO CHANGE BUNDLING RULES
On September 2, 2005, Bell Canada applied to the CRTC to modify the bundling rules that apply to customer-specific arrangements (CSAs). CSAs are arrangements tailored to a particular customer’s needs for the purpose of customizing the offering in terms of rate structure and levels.
     The CRTC currently requires any CSA involving both tariffed and non-tariffed services (Mixed CSAs) to be filed for approval with the CRTC before it can be provided to customers. Bell Canada’s proposal would exempt a Mixed CSA from the bundling rules and associated tariff requirements if total revenue from the CSA is higher than the price of the tariffed components of the CSA and the CSA is not part of a practice designed to circumvent tariffs.
     Bell Canada’s and Bell Aliant’s flexibility to compete may continue to be encumbered if the proposal is not approved.
BELL EXPRESSVU
In November 2006, the CRTC held a public hearing to review certain aspects of the regulatory framework for over-the-air broadcasters. Among the issues addressed was the possibility of requiring cable and satellite operators to pay over-the-air broadcasters for the right to carry their signals. Under the current copyright and regulatory framework, the broadcasters are not compensated by cable and satellite operators for distribution of their signals. Bell ExpressVu, along with the cable operators, argued vigorously against a fee-for-carriage regime. A decision from the CRTC requiring cable and satellite operators to pay over-the-air broadcasters could have a negative effect on our business and results of operations. A decision is expected in the second quarter of 2007.
     In December 2006, the Federal Court of Canada ruled that the licence fees, levied by the CRTC to recover Industry Canada costs associated with broadcasting spectrum management and paid by broadcasters and broadcast distributors, are an illegal tax. These fees represent 1.365% of Bell ExpressVu’s annual revenue. The Court’s decision is being appealed by the federal government and the Canadian Association of Broadcasters.
LICENCES
Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
     While we expect that the licences under which we provide cellular and PCS services will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a material and negative effect on us.
WIRELESS AND RADIO TOWERS
In February 2005, Industry Canada released a report concerning its procedures for approving and placing wireless and radio towers in Canada, including the role of municipal authorities in the approval process. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In August 2005, Industry Canada presented a revised draft policy for comment. The wireless and broadcasting industries both have a number of concerns with the draft policy and are now working with Industry Canada to attempt to resolve these concerns. However, there has been no recent activity on this issue and it is not possible to predict at this time if or when the final policy will be issued. If the final policy requires more municipal or public consultation in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on our operations.
MOBILE SPECTRUM
On February 16, 2007, Industry Canada initiated a consultation that could result in the licensing of additional mobile spectrum for advanced wireless services in the 1.6, 1.7 and 2.1 GHz bands. The consultation could also make an additional 10 MHz of PCS spectrum available in the 1.9 GHz band. In total, the consultation could make
46       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
105 MHz of spectrum available, to be licensed through a competitive spectrum auction likely occurring in early 2008. The consultation seeks comments on a variety of policy and technical issues related to the spectrum, including whether any of the spectrum should be set aside for new entrants. Industry Canada is also seeking comments on whether spectrum caps could be used as an alternative method of facilitating new competitive entry into the Canadian wireless market. Furthermore, Industry Canada is seeking comments concerning the policies related to wireless antennae towers, and whether digital roaming should be mandated among all carriers. The adoption of such measures would strongly facilitate the introduction of new competitor(s) into the Canadian wireless market and would heighten the degree of competition in the already highly competitive wireless segment. Comments are due to be filed with Industry Canada by May 25, 2007 with reply comments due by June 27, 2007.
Assumptions and Risks Underlying Our Forward-Looking Statements
ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS
Forward-looking statements for 2007 made in BCE’s 2006 annual report, including in this MD&A, are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. This section outlines assumptions for 2007 that we made in addition to those set out in other sections of this MD&A. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.
Canadian Economic Assumptions
•    Canadian GDP growth – essentially in line with GDP growth in 2006, consistent with estimates set by the Conference Board of Canada
•    Canadian business prime rate and Consumer Price Index (estimated by Statistics Canada) – to decline from their 2006 year-end levels.
Canadian Market Assumptions
•    revenue growth in the overall Canadian telecommunications market – in line with expected Canadian GDP growth
•    residential wireline voice services revenues – to continue to decrease due to wireless substitution, competition from cable companies and other factors such as e-mail and instant messaging substitution
•    intense wireline competition in both the business and residential telecommunications markets – to continue mainly from cable companies
•    growth in revenues for the Canadian wireless and video markets – similar to the rate of growth in 2006
•    growth in revenues for the Canadian Internet market – slightly lower than the rate of growth in 2006.
Operational and Financial Assumptions
Operational
•    growth in the number of our wireless, video and high-speed Internet subscribers as well as higher ARPU for these services
•    the rate of losses in our residential NAS to stabilize compared to 2006.
Financial
Financial assumptions applicable to BCE Inc. include the following:
•    the incurrence of restructuring costs related to employee reductions in certain areas of the business and staff relocations to reduce the level of leased office space
•    the increase in amortization expense as a result of capital spending that has been higher than asset retirements over the past few years
•    BCE’s effective tax rate to increase as the 2006 effective tax rate benefited from one-time adjustments that are not applicable in 2007
•    no significant escalation in cash taxes as we accelerate the use of Bell Canada’s research and development tax credits.
In addition, financial assumptions applicable to Bell Canada (excluding Bell Aliant) include the following:
•    total net benefit plans cost to decrease mainly as a result of improved returns on plan assets and changes to benefit plans
•    funding of our total net benefit plans to decrease due to improved returns on plan assets and contributions made in 2006
•    capital intensity targeted at levels similar to 2006
•    further productivity improvements related to internal process redesign and supply transformation initiatives.
Bell Canada Enterprises   2006 Annual Report      47

Management’s Discussion and Analysis
Assumptions about Transactions
•   BCE Inc. to repurchase up to 5% of its common shares under its previously announced NCIB.
•   BCE Inc. to close the previously announced sale of Telesat in mid-2007.
RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS
This section describes the principal risks that could affect our business and results, in addition to those described elsewhere in this MD&A, including, in particular, those previously described under Competitive Environment and Regulatory Environment.
     A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can (see Risk Management Practices below).
     The actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks.
     As a result of BCE Inc.’s strategy of concentrating on Bell Canada’s communications business and the recently completed and announced dispositions of BCE Inc.’s non-core assets, BCE Inc.’s financial performance now depends on how well Bell Canada performs financially. Accordingly, the risk factors described in this MD&A mainly relate to the operations and businesses of Bell Canada and its subsidiaries and joint ventures.
Economic and Market Conditions
Our business is affected by general economic conditions, consumer confidence and spending, as well as the demand for, and prices of, our products and services. If there is a decline in economic growth and in retail and commercial activity, there could be a lower demand for our products and services. During these periods, customers may delay buying our products and services, reduce purchases or discontinue using them.
     Weak economic conditions could lower our profitability and reduce cash flows from operations. They also could negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.
Strategies and Plans
We continue to implement our strategy of delivering unrivalled integrated communications services to our customers across Canada.
     Our strategic direction requires us to continue to transform our cost structure and the way in which we serve customers in the context of the competitive and regulatory environment previously described. This means we will need to continue to:
•   respond by adapting to these changes and making any necessary shifts in employee skills. If our management, processes or employees are not able to adapt to these changes, our business and financial results could be materially and negatively affected
•   invest capital to implement our strategies and operating priorities.
The actual amount of capital required and the returns from these investments could, however, differ materially from our current expectations. In addition, we may not have access to capital on attractive terms when we need it.
     Not achieving our business objectives could have a material and negative impact on our financial performance and growth prospects.
Transforming Our Cost Structure and Containing Capital Intensity
Our strategies and operating priorities, along with mandated price reductions, require us to continue to transform our cost structure. Accordingly, we are continuing to implement several productivity improvements and initiatives to reduce costs while containing our capital expenditures. Our objectives for cost reduction/productivity improvements continue to be aggressive and there is no assurance that we will be successful in reducing costs. There will be a material and negative effect on our profitability if we do not successfully maintain the quality of our service while managing our capital expenditures and implementing these cost reduction initiatives and productivity improvements.
48       Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
     Many productivity improvements and cost reduction initiatives require capital expenditures to implement systems that automate or enhance our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements and cost reductions.
     Improved customer service is critical to increasing customer retention and ARPU. It may, however, be difficult to improve customer service while significantly reducing costs. If we are unable to achieve either or both of these objectives, it could have a material and negative effect on our results of operations.
Anticipating Technological Change and Investing in New Technologies, Products and Services
We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services, and short product life cycles. Investment in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to increasing the number of our subscribers and achieving our financial performance targets.
     We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a significant risk that current regulation could be expanded to apply to newer technologies. A regulatory change could delay our launch of new services and restrict our ability to market these services if, for example, new pricing rules or marketing or bundling restrictions are introduced, or existing ones are extended.
     We are in the process of moving traffic on our core circuit-based infrastructure to IP technology. As part of this move, we are in the process of discontinuing certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve the efficiencies as expected.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices to fall.
Events Affecting Our Networks
Network failures could materially hurt our business, including our customer relationships and our operating results. Our operations depend on how well we protect our networks, equipment, applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. Our operations also depend on timely replacement and maintenance of our networks and equipment. Any of these events could cause our operations to be shut down indefinitely.
     Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and our operating results. In addition, we have outsourced certain services to providers that operate outside of Canada. Although we have redundancy and network monitoring systems in place, a major natural disaster that affects the regions in which our service providers operate, or other events adversely affecting the business or operations of such service providers, could have a material and negative effect on our service levels.
     Cisco Systems Inc. (Cisco) recently issued three security advisories that may affect certain of our customers with Cisco routers running on the Internetwork Operating System. Bell Canada is working closely with Cisco to mitigate potential effects of these vulnerabilities.
Bell Canada Enterprises   2006 Annual Report       49

Management’s Discussion and Analysis
Software and System Upgrades
Many aspects of our business, such as providing telecommunication services and customer billing, among others, depend to a large extent on various IT systems and software, which must be improved and upgraded regularly and replaced from time to time. Implementing system and software upgrades and conversions is a complex process, which may have several adverse consequences, including billing errors and delays in customer service. Any of these events could significantly damage our customer relationships and business and have a material and negative effect on our results of operations.
Renegotiating Labour Agreements
Approximately 46% of our employees are represented by unions and are covered by collective agreements. Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our business, operating results and financial condition.
     There can be no assurance that if a strike or other work disruption occurs it would not adversely affect service to our customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could significantly hurt our business, including our customer relationships and results of operations.
     The collective agreements between the CEP and Expertech representing approximately 160 clerical and 1,300 craft and services employees both expired on November 30, 2006. The parties have been in negotiations since November 2006. A first offer by Expertech was rejected by both bargaining units’ employees on December 20, 2006.
     On February 26, 2007, the craft and services employees rejected Expertech’s final offer at 64.5% whereas its clerical employees accepted the offer at 78.3%. Expertech’s craft and services employees will only obtain their right to strike if and once the CEP gives 72 hour notice to Expertech indicating the date after which a strike will occur.
     As a result of this vote, Expertech declared it was unable to restructure its operations and announced the wind-down of its operations. Bell Canada announced that it would work with Expertech toward an orderly and timely wind-down of its activities and would transfer its work to many local suppliers in Québec and Ontario.
     On March 5, 2007, the CEP and Expertech announced that an agreement had been reached on some refinements to Expertech’s final offer that, if accepted by union members, would allow Expertech to avoid closure. This offer has been put to a vote by the craft and services employees. The results will be announced on March 19, 2007.
     As part of the bargaining process, the CEP filed, in December 2006, a single employer and a sale of business application before the Canada Industrial Relations Board (CIRB) against Bell Canada and Expertech. Hearings are scheduled in May and June 2007. Should the CEP be successful with these applications, Bell Canada could be bound by the collective agreements now covering Expertech’s employees.
     An arbitration decision was received by Expertech in December 2006 under which it was ordered to make the Bell Canada 2004 VER program available to all employees covered by the craft and services collective agreement.
     The following important collective agreements will expire in 2007:
•    the collective agreement between Bell Canada and the CEP representing approximately 6,000 craft and services employees will expire on November 30, 2007
•    the collective agreement between Bell Aliant and the CEP representing approximately 660 craft and services employees in Québec and Ontario will expire on November 30, 2007
•    the collective agreement between Bell Aliant and the CEP representing approximately 3,500 craft employees, clerical employees and operators in the four Atlantic provinces will expire on December 31, 2007.
Epidemics and Pandemics and Other Health Risks
Epidemics (e.g. SARS) and pandemics, as well as other health risks, could occur and impact our operations. Our operations depend on timely replacement and maintenance of our networks and equipment (refer to Events Affecting Our Networks above) and our ability to service our customers. In certain aspects of our solution delivery we rely on third parties for services. Should an influenza pandemic occur it is possible that we would be unable to maintain the network and service our customers in a timely manner, resulting in an interruption or failure of certain of our normal business functions or operations, which could have a material adverse effect on our results of operations, liquidity or financial condition. We are taking appropriate prudent measures to mitigate these risks.
50     Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
Health Concerns about Radio Frequency Emissions
It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. Interest groups have also requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on our business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these could have a material and negative effect on our wireless business.
Potential Legislation Restricting In-Vehicle Use of Cellphones
Some studies suggest that using cellphones while driving may result in more motor vehicle collisions. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states, or other restrictions on in-vehicle use of wireless devices. If any of these happen, cellphone use in vehicles may decline, which may negatively affect our wireless business.
Bell ExpressVu
Bell ExpressVu currently uses four satellites – Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4-Interim – for its video services. An additional satellite has been leased and is expected to be brought into service in the second quarter of 2007 to replace Nimiq 4-Interim, which is close to the end of its use. Telesat, a subsidiary of BCE Inc., operates or directs the operation of these satellites.
     Satellites are subject to significant risks (refer to the section below entitled Telesat for more details concerning such risks). Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities to operate the satellites, could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.
     Bell ExpressVu is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010. While we expect this licence will be renewed at term, there is no assurance that this will happen.
     Bell ExpressVu will require additional satellite capacity to meet the bandwidth requirements for additional high definition (HD) channels in the future. Bell ExpressVu has supported Telesat’s application to Industry Canada for additional satellite spectrum licences to facilitate the additional satellite capacity. If Telesat is unsuccessful in obtaining such additional spectrum licences, Bell ExpressVu may not have access to the necessary satellite capacity to launch the number of HD channels contemplated by its business plan, which could have a material and negative effect on Bell ExpressVu’s business.
     Bell ExpressVu and Bell Canada continue to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, they are participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. This competition could have a material and adverse impact on the business of Bell ExpressVu and Bell Canada.
     Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu introduced a smart card swap for its authorized digital receivers that is designed to block unauthorized reception of Bell ExpressVu’s signals. The smart card swap was introduced in phases and was completed in July 2005. As with any technology-based security system, it is not possible to eliminate with absolute certainty a compromise of that security system. As is the case for all other pay television providers, Bell ExpressVu has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise of Bell ExpressVu’s signal security systems.
     On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault (D’Argy Case) that the provisions in the Radiocommunication Act making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals violate the freedom of expression rights enshrined in the Charter. This decision has been overruled by the Québec
Bell Canada Enterprises   2006 Annual Report       51

Management’s Discussion and Analysis
Superior Court and the Québec Court of Appeal has upheld the Superior Court’s decision. The defendants are now seeking leave to appeal to the Supreme Court of Canada. Should leave to appeal be granted and should the ruling of the Québec Court of Appeal be overruled by the Supreme Court of Canada and Parliament does not enact new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu could face increasing loss of revenue from the unauthorized reception of satellite signals.
Liquidity
Our ability to meet our financial obligations and provide for planned growth depends on our sources of liquidity.
     Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built into our business plan.
     In general, we finance our capital needs in four ways:
•	from cash generated by our operations or investments

•	by borrowing from commercial banks

•	through debt and equity offerings in the capital markets

•	by selling or otherwise disposing of assets (including accounts receivable).
Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities or meet our financial obligations. Business acquisitions could also lower our credit ratings and have similar adverse consequences.
     Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost and amount of funding depend largely on market conditions, and the outlook for our business and credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase and the amount of funding available could be reduced. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
     BCE Inc. and some of its subsidiaries have entered into credit facilities with various financial institutions. They include credit facilities supporting commercial paper programs. There is no assurance that these facilities will be renewed on favourable terms.
     We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, payment of our contractual obligations, including repayment of our outstanding debt, payment of dividends to shareholders and share buybacks.
     If we cannot raise the capital we need upon acceptable terms, we may have to:
•	limit our ongoing capital expenditures

•	limit our investment in new businesses

•	limit the size of our share buyback program

•	try to raise additional capital by selling or otherwise disposing of assets.
Any of these could have a material and negative effect on our cash flow from operations and on our growth prospects.
     On December 18, 2006, BCE Inc. announced the sale of its satellite services subsidiary Telesat. BCE Inc.’s 2007 financial plan assumes completion of the above-mentioned sale of Telesat. However, this transaction will take several months to complete and remains subject to a number of approvals and closing conditions, including approval by Industry Canada and the United States Federal Communications Commission and other closing conditions that are customary in a transaction of this nature, including the absence of a material adverse change affecting Telesat’s business and the ability of the purchaser to draw on its committed financing to raise the proceeds needed to pay BCE Inc. BCE Inc.’s inability to complete the proposed transaction would have an adverse effect on its liquidity and 2007 financial plan.
Litigation, Regulatory Matters and Changes in Laws
Regulatory initiatives or proceedings and pending or future litigation, including the increase in class action claims, could have a material and negative effect on our businesses, operating results and financial condition.
     Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could also materially and negatively affect us. These include changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. They also include recent amendments to the securities laws of certain provinces of Canada which introduced statutory civil liability for misrepresentations in continuous disclosure.
52      Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
     For a description of the principal legal proceedings involving us, please refer to the BCE 2006 AIF under the heading Legal Proceedings we are involved in.
     For a description of certain regulatory initiatives and proceedings affecting us, please see the section entitled Regulatory Environment.
Pension Fund Contributions
The funding status of our pension plans resulting from future valuations of our pension plan assets and liabilities depends on a number of factors, including:
•	actual returns on pension plan assets

•	long-term interest rates

•	changes in pension regulations.
These factors could require us to increase contributions to our defined benefit pension plans in the future and therefore could have a material and negative effect on our liquidity and results of operations.
BCE Inc.’s Sources of Income and Assets
BCE Inc. has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and significantly influenced companies, including its ownership of all of the outstanding common shares of Bell Canada. BCE Inc.’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and significantly influenced companies to pay dividends or otherwise make distributions to it. As a result of BCE Inc.’s strategy of focusing on its communications business, the business of Bell Canada now represents, and is expected in the future to continue to represent, substantially all of BCE Inc.’s business and investment activity. Therefore, BCE Inc.’s financial performance is, and is expected to continue to be, dependent on the operations and financial performance of Bell Canada. BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries, joint ventures and significantly influenced companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and significantly influenced companies.
Dividend Policy
On December 12, 2006, BCE Inc. announced the establishment of a dividend policy based on a target dividend payout percentage range of earnings per share before net gains (losses) on investments and restructuring costs. However, based on the prevailing competitive and technological environment at any given time, there can be no guarantee that BCE Inc.’s dividend policy will be maintained. Refer to the sections above entitled Anticipating Technological Change and Investing in New Technologies, Products and Services and Liquidity as well as to the section entitled Competitive Environment for more information on these risks and their potential impact on our businesses, revenues, cash flows and capital expenditures, which in turn could adversely affect BCE Inc.’s ability to maintain its dividend policy.
Bell Aliant Cash Distributions and Tax Treatment of Income Trusts
Although Bell Aliant intends to make cash distributions to its unitholders, including BCE, there can be no guarantee regarding the amounts of these cash distributions, which may fluctuate with Bell Aliant’s performance. Bell Aliant also has the discretion to establish cash reserves for the proper conduct of its business which would reduce the amount of cash otherwise available for distributions in that year. Accordingly, there can be no assurance regarding the actual levels of distributions by Bell Aliant.
     On October 31, 2006, the federal government announced significant changes to the tax treatment of income trusts. Effective in 2011, income trusts that were publicly traded before November 2006, like Bell Aliant, will be subject to taxation at corporate tax rates and certain distributions to unitholders will be taxed like dividends received from a corporation. All else being equal, the taxation of income trusts at corporate tax rates may result in less cash being available to pay distributions by Bell Aliant. The federal government specified at that time that while there was no intention to prevent existing income trusts from normal growth during the transitional period, any undue expansion of an existing income trust before 2011 would make the new rules effective immediately.
     On December 15, 2006, the federal government issued a release clarifying what would be considered undue expansion. In that release, the government stated that it would not recommend any change to the 2011 effective date in respect of any existing income trust whose equity
Bell Canada Enterprises   2006 Annual Report       53

Management’s Discussion and Analysis
capital grew as a result of issuances of new equity in any of the intervening periods by an amount that did not exceed the greater of $50 million and a safe harbour amount. The safe harbour amount is to be measured by reference to an income trust’s market capitalization as of the end of trading on October 31, 2006. Market capitalization is to be measured in terms of the value of an income trust’s issued and outstanding publicly traded units. For this purpose, it would not include debt (whether or not that debt carried a conversion right or was itself publicly traded), options or other interests that were convertible into units of the income trust. For the period from November 1, 2006 to the end of 2007, an income trust’s safe harbour will be 40% of that October 31, 2006 benchmark. An income trust’s safe harbour for each of the 2008 through 2010 calendar years will be 20% of that benchmark, allowing cumulative growth of up to 100% over the four-year transition period. The release also indicated that the merger of two or more income trusts, each of which was publicly traded on October 31, 2006, or a reorganization of such an income trust, would not be considered growth to the extent that there was no net addition to equity as a result of the merger or reorganization. Based on the release, the privatization of Bell Nordiq Income Fund and the proposed acquisition of Amtelecom Income Fund should not represent ‘undue expansion’. The release also indicated that conversions of income trusts back to corporations would be allowed to take place without any tax consequences to investors.
     Based on the government announcements to date, it is anticipated that distributions will be impacted by taxation in 2011 or earlier if it is determined that Bell Aliant has experienced undue expansion prior to 2011.
     However, the exact legislation that will implement the release has not been made public so there is uncertainty as to the reach and application of this announcement. It is therefore possible that the anticipated new tax measures for existing income trusts may be different from what was announced and which could result in, amongst other things, the earlier application of these measures.
Stock Market Volatility
Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may contribute to volatility in BCE Inc.’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s securities, may materially and negatively affect our ability to raise capital, issue debt, make strategic acquisitions or enter into joint ventures.
Acquisitions and Dispositions
Our business plans include making strategic acquisitions and entering into joint ventures. We also from time to time dispose of assets or all or part of certain businesses. There is no assurance that we will find suitable companies to acquire or partner with, or that we will have the financial resources needed to complete any acquisition or enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures. There is also no assurance that we will be able to complete any announced dispositions or that we will use the funds received as a result of such dispositions for any specific purpose that may be publicly anticipated.
     Acquisitions and dispositions may be subject to various conditions, such as approvals by regulators and holders of our securities and other closing conditions, and there can be no assurance that, with respect to any specific acquisition or disposition, all such conditions will be satisfied.
Telesat
Satellite Industry Risks
Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies that could reduce the satellites’ commercial lives. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or micrometeoroids could also damage Telesat’s satellites. Any single anomaly or series of anomalies or other failure (whether full or partial) of one of Telesat’s satellites could cause its revenues, cash flows and backlog to decline materially, could require Telesat to repay prepayments made by customers of the affected satellite and could materially and adversely affect its relationships with current customers and its ability to attract new customers for satellite services. A failure could result in a customer terminating its contract for service on the affected satellite.
Launch Failures
Satellites are subject to certain risks related to failed launches. Launch vehicles may fail resulting in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could materially and adversely affect operations, revenues, cash flows and backlog.
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Management’s Discussion and Analysis
Construction and Launch Delays
The launch of satellites is subject to certain delays. Launch delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Delays in the commencement of service could enable customers who have contracted for transponder capacity to terminate their contracts, could affect plans to replace an in-orbit satellite prior to the end of its useful life, could result in the expiration or cancellation of launch insurance and could result in the loss of orbital rights. The failure to implement a satellite deployment plan on schedule could have a material adverse effect on Telesat’s financial condition and results of operations.
Market for Satellite Insurance
Telesat’s current satellite insurance does not protect it against all satellite-related losses that it may experience, and it does not have in-orbit insurance coverage for all of the satellites in its fleet. The insurance will not protect Telesat against business interruption, lost revenues or delay of revenues. To the extent Telesat experiences a launch or in-orbit failure that is not fully insured, or for which insurance proceeds are delayed or disputed, it may not have sufficient resources to replace the affected satellite.
RISK MANAGEMENT PRACTICES
BCE Inc.’s audit committee (Audit Committee) is responsible for the oversight of our risk management processes. Such processes are designed to manage, rather than eliminate, the risk of failure to achieve our business objectives. The Audit Committee also takes into account significant social, environmental and ethical matters that relate to our business and reviews annually our corporate social responsibility program.
     We have enterprise-wide risk assessment processes which incorporate the internal control and enterprise risk management frameworks of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Risk assessment and evaluation is an important part of the annual business planning cycle. In developing their annual plans, BCE’s business units identify and assess significant risks to the achievement of their business objectives and where necessary develop mitigation plans. The risk information generated is reviewed with senior management and BCE Inc.’s board of directors in evaluating the business plans for each of the business units and the company as a whole. The Internal Audit group plans its annual activities employing a risk-based review of internal control processes in the company. Throughout the year the Internal Audit group carries out continuing assessments of the quality of controls. On a quarterly basis the Internal Audit group reports to the Audit Committee on the status of adherence to our internal control policies and on areas identified for specific improvement. The Internal Audit group also promotes effective risk management in our lines of business.
     The Audit Committee considers the effectiveness of the operation of our internal control procedures, reviewing reports from the Internal Audit group and BCE Inc.’s external auditors. The Audit Committee reports its conclusions to BCE Inc.’s board of directors.
Our Accounting Policies
This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes the key changes in accounting standards and our accounting policies, and how they affect our financial statements.
     We have prepared our consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. Estimates related to revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, inventory reserves, employee compensation plans, evaluation of minimum lease terms for operating leases, and business combinations require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. There were no significant changes to the estimates we made in the past two years. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
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Management’s Discussion and Analysis
CRITICAL ACCOUNTING ESTIMATES
As required under Canadian GAAP, we make estimates when we account for and report assets, liabilities, revenues and expenses, and disclose contingent assets and liabilities in our financial statements. We are also required to regularly evaluate the estimates that we make.
     We base our estimates on a number of factors, including historical experience, current events and actions that we may undertake in the future, and other assumptions that we believe are reasonable based on information available at the time they are made. Given the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from these estimates.
     We consider the estimates described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that are highly uncertain at the time the estimate was made and changes to these estimates could have a material impact on our financial statements.
     Our senior management has discussed the development and selection of the critical accounting estimates described in this section with the Audit Committee of our board of directors. The Audit Committee has reviewed these critical accounting estimates.
     Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.
Employee Benefit Plans
We maintain defined benefit plans that provide pension and other post-employment benefits for most of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.
     We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, trends in health-care costs and expected average remaining years of service of employees.
     While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.
     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate and the expected long-term rate of return on plan assets. Each of our operating segments is affected by these assumptions.
Discount Rate
The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan.
     We determine the appropriate discount rate at the end of every year. Our discount rate was 5.3% at December 31, 2006, an increase from 5.2% at December 31, 2005. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the discount rate on the net benefit plans cost for 2007 and the accrued benefit asset at December 31, 2007.

		IMPACT ON
		ACCRUED
	IMPACT ON	BENEFIT
	NET BENEFIT	ASSET AT
	PLANS COST	DECEMBER 31,
	FOR 2007	2007

Discount rate increased to 5.8%
Residential	(35)	35
Business	(38)	38
Bell Aliant	(23)	23
Other Bell Canada	(8)	8
Other BCE	(1)	1

Total	(105)	105

Discount rate decreased to 4.8%
Residential	36	(36)
Business	38	(38)
Bell Aliant	23	(23)
Other Bell Canada	8	(8)
Other BCE	6	(6)

Total	111	(111)

56      Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
Although there is no immediate impact on our balance sheet, a lower discount rate results in a higher accrued benefit obligation and a lower pension surplus. This means that we may have to increase cash contributions to the plan.
Expected Long-Term Rate of Return
The expected long-term rate of return is a weighted average rate of our forward-looking view of long-term returns on each of the major plan asset categories in our funds.
     We determine the appropriate expected long-term rate of return at the end of every year. We assumed an expected long-term rate of return on plan assets of 7.5% in 2006, which is the same as it was in 2005. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the expected rate of return on plan assets on the net benefit plans cost for 2007 and the accrued benefit asset as at December 31, 2007.

		IMPACT ON
		ACCRUED
	IMPACT ON	BENEFIT
	NET BENEFIT	ASSET AT
	PLANS COST	DECEMBER 31,
	FOR 2007	2007

Expected rate of return increased to 8.0%
Residential	(23)	23
Business	(25)	25
Bell Aliant	(15)	15
Other Bell Canada	(5)	5
Other BCE	(3)	3

Total	(71)	71

Expected rate of return decreased to 7.0%
Residential	23	(23)
Business	25	(25)
Bell Aliant	15	(15)
Other Bell Canada	5	(5)
Other BCE	3	(3)

Total	71	(71)

Although there is no immediate impact on our balance sheet, poor fund performance results in a lower fair value of plan assets and a lower pension surplus. This means that we may have to increase cash contributions to the plan.
Goodwill Impairment
We assess goodwill impairment of individual reporting units in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired.
     We generally measure for impairment using a projected discounted cash flow method and confirm our assessment using other valuation methods. If the carrying value of a reporting fair value, a valuation of the entire reporting unit is carried out to determine the fair value of all its assets and liabilities, including goodwill, as if we had acquired the reporting unit. If the carrying value of the reporting unit’s record the difference as a reduction in the amount of goodwill on the balance sheet and an impairment charge in the statement of operations.
     We make a number of significant estimates when calculating fair value using a projected discounted cash flow method. These estimates include the assumed growth rates for future cash flows, the numbers of years used in the cash flow model, the discount rate and others.
     We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.
     Any changes in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.
     We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.
     There were no impairment charges recorded in 2006 or 2005.
Contingencies
We become involved in various litigation and regulatory matters as a part of our business. Each of our operating segments may be affected. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.
Bell Canada Enterprises   2006 Annual Report      57

Management’s Discussion and Analysis
     We accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on information that is available at the time. We estimate the amount of the loss by consulting with the outside legal counsel that is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.
     If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material and negative effect on our results of operations, cash flows and financial position in the period in which the judgment or settlement occurs. Any accrual would be charged to operating income and included in Accounts payable and accrued liabilities or Other long-term liabilities. Any cash settlement would be included in cash from operating activities.
     None of our operating segments had any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2006. We have not made any significant changes to our estimates in the past two years.
Income Taxes
Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing. Each of our operating segments may be affected.
     Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.
     There were no significant changes to the estimates we made in the past two years.
RECENT CHANGES TO ACCOUNTING STANDARDS
The CICA issued revisions to section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ which replace the criteria for defining ‘culmination of the earnings process’ in the former section. Adopting this section did not have a material effect on our consolidated financial statements.
FUTURE CHANGES TO ACCOUNTING STANDARDS
Accounting Changes
The CICA issued section 1506 of the CICA Handbook, Accounting Changes, which describes the criteria for changing accounting policies, along with the accounting and disclosure for changes in accounting policies, changes in accounting estimates and corrections of errors. These changes came into effect as of January 1, 2007.
Comprehensive Income
The CICA issued section 1530 of the CICA Handbook, Comprehensive Income, which describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than shareholders. It includes items that would not normally be included in net earnings, such as:
•    changes in the currency translation adjustment relating to self-sustaining foreign operations
•    unrealized gains or losses on available-for-sale investments
•    gains and losses on cash flow hedges.
The CICA also made related changes to section 3250 of the CICA Handbook, Surplus (reissued as section 3251, Equity) and section 1650 of the CICA Handbook, Foreign Currency Translation (reissued as section 1651, Foreign Currency Translation).
     Effective January 1, 2007, we report accumulated other comprehensive income and its components in the consolidated financial statements.
     The effect of adopting this section on January 1, 2007 was not significant.
Financial Instruments
The CICA issued section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and derivatives.
This section requires that:
•    all financial assets be measured at fair value, with some exceptions for loans and investments that are classified as held-to-maturity
•    all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their amortized cost.
•    all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.
58      Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis
The CICA has also reissued section 3860 of the CICA Handbook as section 3861, Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.
     The effect of adopting this section on January 1, 2007 was not significant.
Hedges
The CICA issued section 3865 of the CICA Handbook, Hedges, which describes how and when hedge accounting can be used.
     Hedging is an activity used to change an exposure to one or more risks by creating an offset between:
•   changes in the fair value of a hedged item and a hedging item, or
•   changes in the cash flows attributable to a hedged item and a hedging item, or
•   changes resulting from a risk exposure related to a hedged item and a hedging item.
Under hedge accounting, all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
     The effect of adopting this section on January 1, 2007 was not significant.
Controls and Procedures
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to management, including BCE Inc.’s Presidents and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.
     As of December 31, 2006, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under Multilateral Instrument 52-109, was carried out under the supervision of and with the participation of management, including the President and CEO and the CFO. Based on that evaluation, the President and CEO and the CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006 and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934 and under Multilateral Instrument 52-109. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management evaluated the design and operation of our internal control over financial reporting as of December 31, 2006, based on the framework and criteria established in Internal Control – Integrated Framework issued by the COSO, and has concluded that our internal control over financial reporting is effective. There are no material weaknesses that have been identified by management.
     No changes were made in our internal control over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, out internal control over financial reporting.
Non-GAAP Financial Measures
This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.
EBITDA
The term EBITDA does not have any standardized meaning according to GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses with-out the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. Excluding restructuring and other items does not imply they are necessarily non-recurring.
Bell Canada Enterprises   2006 Annual Report       59

Management’s Discussion and Analysis
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE and Bell Canada.

BCE	2006	2005

Operating income	3,332	3,759
Amortization expense	3,129	3,061
Net benefit plans cost	513	359
Restructuring and other items	355	55

EBITDA	7,329	7,234

BELL CANADA	2006	2005

Operating income	3,353	3,755
Amortization expense	3,073	2,989
Net benefit plans cost	531	389
Restructuring and other items	332	54

EBITDA	7,289	7,187

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER ITEMS
The term operating income before restructuring and other items does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other items on a consolidated basis for BCE and Bell Canada.

BCE	2006	2005

Operating income	3,332	3,759
Restructuring and other items	355	55

Operating income before restructuring and other items	3,687	3,814

BELL CANADA	2006	2005

Operating income	3,353	3,755
Restructuring and other items	332	54

Operating income before restructuring and other items	3,685	3,809

NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS, NET GAINS ON INVESTMENTS, AND COSTS INCURRED TO FORM BELL ALIANT
The term net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items, net gains on investments and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant on a consolidated basis and per BCE Inc. common share.
60      Bell Canada Enterprises   2006 Annual Report

Management’s Discussion and Analysis

	2006		2005
	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	1,937	2.25	1,891	2.04
Restructuring and other items (1)	222	0.26	37	0.04
Net gains on investments (2)	(525)	(0.61)	(27)	(0.03)
Other costs incurred to form Bell Aliant (3)	42	0.05	—	—

Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant	1,676	1.95	1,901	2.05

(1)	Includes transaction costs associated with the formation of Bell Aliant. These costs relate mainly to investment banking, professional and consulting fees. In 2006, we incurred $138 million ($77 million after tax and non-controlling interest).

(2)	Amounts for 2006 include the recognition of a future tax asset of $434 million, representing the tax-effected amount of approximately $2,341 million of previously unrecognized capital loss carryforwards as realization of the loss carryforwards now is more likely than not due to the anticipated gain on the sale of Telesat.

(3)	Includes premium costs incurred by Bell Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant. In 2006, we incurred $122 million ($42 million after tax and non-controlling interest).
FREE CASH FLOW
The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	2006	2005

Cash from operating activities	5,389	5,337
Capital expenditures	(3,133)	(3,357)
Total dividends paid	(1,546)	(1,450)
Other investing activities	(2)	39

Free cash flow	708	569

Bell Canada Enterprises   2006 Annual Report       61

Reports on Internal Control
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of BCE Inc. (BCE) is responsible for establishing and maintaining adequate internal control over financial reporting under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
     Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
     Management evaluated the design and operation of BCE’s internal control over financial reporting as of December 31, 2006, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management.
     Management’s assessment of the effectiveness of BCE’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, Independent registered chartered accountants, who also audited BCE’s consolidated financial statements for the year ended December 31, 2006. Deloitte & Touche issued an unqualified opinion on management’s assessment of BCE’s internal control over financial reporting and an unqualified opinion on the effectiveness of BCE’s internal control over financial reporting.
Michael J. Sabia
President and Chief Executive Officer
Siim A. Vanaselja
Chief Financial Officer
Karyn A. Brooks
Senior Vice-President and Controller
March 7, 2007
62      Bell Canada Enterprises   2006 Annual Report

Reports on Internal Control
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of BCE Inc.
     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that BCE Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 7, 2007 expressed an unqualified opinion on those financial statements.
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Montréal, Canada
March 7, 2007
Bell Canada Enterprises   2006 Annual Report       63

Consolidated Financial Statements
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
These financial statements form the basis for all of the financial information that appears in this annual report.
     The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte & Touche LLP, Independent Registered Chartered Accountants, have audited the financial statements.
     Management has prepared the financial statements according to generally accepted accounting principles. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
     Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
     The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 108 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

Michael J. Sabia
President and Chief Executive Officer

Siim A. Vanaselja
Chief Financial Officer

Karyn A. Brooks
Senior Vice-President and Controller
March 7, 2007
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of BCE Inc.
     We have audited the accompanying consolidated balance sheets of BCE Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, deficit and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the years ended December 31, 2005 and 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Montréal, Canada
March 7, 2007
64     Bell Canada Enterprises  2006 Annual Report

Consolidated Statements of Operations

FOR THE YEAR ENDED DECEMBER 31 (in $ millions, except share amounts)	NOTE	2006	2005	2004

Operating revenues		17,713	17,605	17,009

Operating expenses		(10,384)	(10,371)	(9,895)
Amortization expense	13, 14	(3,129)	(3,061)	(3,000)
Net benefit plans cost	25	(513)	(359)	(241)
Restructuring and other items	5	(355)	(55)	(1,219)

Total operating expenses		(14,381)	(13,846)	(14,355)

Operating income		3,332	3,759	2,654
Other (expense) income	6	(176)	28	439
Interest expense	7	(952)	(949)	(961)

Pre-tax earnings from continuing operations		2,204	2,838	2,132
Income taxes	8	(85)	(803)	(605)
Non-controlling interest		(228)	(201)	(132)

Earnings from continuing operations		1,891	1,834	1,395
Discontinued operations	9	116	127	129

Net earnings before extraordinary gain		2,007	1,961	1,524
Extraordinary gain	4	—	—	69

Net earnings		2,007	1,961	1,593
Dividends on preferred shares		(70)	(70)	(70)

Net earnings applicable to common shares		1,937	1,891	1,523

Net earnings per common share — basic	10
Continuing operations		2.12	1.90	1.44
Discontinued operations		0.13	0.14	0.14
Extraordinary gain		—	—	0.07

Net earnings		2.25	2.04	1.65
Net earnings per common share — diluted	10
Continuing operations		2.12	1.90	1.44
Discontinued operations		0.13	0.14	0.14
Extraordinary gain		—	—	0.07

Net earnings		2.25	2.04	1.65
Dividends per common share		1.32	1.32	1.20
Average number of common shares outstanding — basic (millions)		861.4	926.8	924.6

Consolidated Statements of Deficit

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2006	2005	2004

Balance at beginning of year		(4,763)	(5,432)	(5,845)
Net earnings		2,007	1,961	1,593
Dividends declared on preferred shares		(70)	(70)	(70)
Dividends declared on common shares		(1,132)	(1,222)	(1,110)
Excess of purchase price over stated capital of common shares cancelled and related contributed surplus	23	(384)	—	—
Other		(1)	—	—

Balance at end of year		(4,343)	(4,763)	(5,432)

Bell Canada Enterprises   2006 Annual Report     65

Consolidated Balance Sheets

AT DECEMBER 31 (in $ millions)	NOTE	2006	2005

Assets

Current assets
Cash and cash equivalents		581	349
Accounts receivable	11	1,868	1,525
Other current assets	12	1,233	915
Current assets of discontinued operations	9	2	894

Total current assets		3,684	3,683
Capital assets	13	22,079	21,772
Other long-term assets	14	2,816	2,306
Indefinite-life intangible assets	15	2,902	2,899
Goodwill	16	5,475	5,966
Non-current assets of discontinued operations	9	1	3,856

Total assets		36,957	40,482

Liabilities

Current liabilities
Accounts payable and accrued liabilities	17	3,236	3,085
Interest payable		165	170
Dividends payable		315	343
Debt due within one year	18	986	1,161
Current liabilities of discontinued operations	9	—	828

Total current liabilities		4,702	5,587
Long-term debt	19	11,867	11,855
Other long-term liabilities	20	4,841	4,807
Non-current liabilities of discontinued operation	9	—	614

Total liabilities		21,410	22,863

Non-controlling interest	2, 21	2,180	2,898

Commitments and contingencies	26

Shareholders’ Equity

Preferred shares	23	1,670	1,670

Common shareholders’ equity
Common shares	2, 23	13,487	16,806
Contributed surplus	2, 23	2,555	1,081
Deficit		(4,343)	(4,763)
Currency translation adjustment		(2)	(73)

Total common shareholders’ equity		11,697	13,051

Total shareholders’ equity		13,367	14,721

Total liabilities and shareholders’ equity		36,957	40,482

On behalf of the board of directors:

Director	Director
66     Bell Canada Enterprises   2006 Annual Report

Consolidated Statements of Cash Flows

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2006	2005	2004

Cash flows from operating activities
Earnings from continuing operations		1,891	1,834	1,395
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense		3,129	3,061	3,000
Net benefit plans cost	25	513	359	241
Restructuring and other items	5	355	55	1,219
Net losses (gains) on investments	6	26	(38)	(351)
Future income taxes		(13)	719	(79)
Non-controlling interest		228	201	132
Contributions to employee pension plans	25	(172)	(206)	(95)
Other employee future benefit plan payments	25	(96)	(93)	(81)
Payments of restructuring and other items		(225)	(171)	(251)
Operating assets and liabilities	28	(247)	(384)	138

Cash flows from operating activities		5,389	5,337	5,268

Cash flows from investing activities
Capital expenditures		(3,133)	(3,357)	(3,272)
Business acquisitions	4	(71)	(228)	(1,118)
Business dispositions		—	—	2
Bell Aliant Regional Communications Income Fund (Bell Aliant)	2	(255)	—	—
Increase in investments		(304)	(233)	(57)
Decrease in investments		64	17	711
Other investing activities		(2)	39	183

Cash flows used in investing activities		(3,701)	(3,762)	(3,551)

Cash flows from financing activities
(Decrease) increase in notes payable and bank advances		(57)	(69)	90
Issue of long-term debt		4,392	1,095	461
Repayment of long-term debt		(4,767)	(1,073)	(1,691)
Issue of common shares	23	29	25	32
Repurchase of common shares	23	(1,241)	—	—
Issue of equity securities by subsidiaries to non-controlling interest		13	1	8
Redemption of equity securities by subsidiaries from non-controlling interest		(305)	(78)	(25)
Cash dividends paid on common shares		(1,169)	(1,195)	(1,108)
Cash dividends paid on preferred shares		(84)	(86)	(85)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(293)	(169)	(179)
Other financing activities		(157)	(64)	(74)

Cash flows used in financing activities		(3,639)	(1,613)	(2,571)

Cash used in continuing operations		(1,951)	(38)	(854)
Cash provided by discontinued operations	9	2,087	103	512

Net increase (decrease) in cash and cash equivalents		136	65	(342)
Cash and cash equivalents at beginning of year		445	380	722

Cash and cash equivalents at end of year		581	445	380

Consists of:
Cash and cash equivalents of continuing operations		581	349	298
Cash and cash equivalents of discontinued operations	9	—	96	82

Total		581	445	380

Income taxes paid (net of refunds)		199	206	148
Interest paid		874	899	916

Bell Canada Enterprises   2006 Annual Report     67

Notes to Consolidated Financial Statements
This section of our annual report contains the audited consolidated financial statements of BCE and detailed notes with explanations and additional information.
     The financial statements contain our results and financial history for the past three years. The notes are an important part of understanding our financial results. They explain how we arrived at the numbers in the financial statements, describe significant events or changes that affect the numbers, and explain certain items in the financial statements. The notes also include details about our results that do not appear in the financial statements.
     Except in the auditors’ report, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. (Aliant) prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund on and after such date.
     All amounts are in millions of Canadian dollars, except where noted.
Note 1: Significant Accounting Policies
BASIS OF PRESENTATION
We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP).
     We consolidate the financial statements of all of the companies we control. We proportionately consolidate our share of the financial statements of our joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.
COMPARATIVE FIGURES
We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for previous periods to reflect the sales of our investment in CGI Group Inc. (CGI) and most of our investment in CTVglobemedia Inc. (CTVglobemedia) (formerly known as Bell Globemedia Inc.). CGI and CTVglobemedia are shown as discontinued operations.
USING ESTIMATES
When preparing financial statements according to GAAP, management makes estimates and assumptions relating to:
•	reported amounts of revenues and expenses

•	reported amounts of assets and liabilities

•	disclosure of contingent assets and liabilities.
We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions. We use estimates when accounting for certain items such as revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, inventory reserves, legal and tax contingencies, employee compensation plans, employee benefit plans, evaluation of minimum lease terms for operating leases, income taxes and goodwill impairment. We also use estimates when recording the fair values of assets acquired and liabilities assumed in a business combination.
RECOGNIZING REVENUE
We recognize operating revenues when they are earned, specifically when all the following conditions are met:
•	services are provided or products are delivered to customers

•	there is clear evidence that an arrangement exists

•	amounts are fixed or can be determined

•	our ability to collect is reasonably assured.
In particular, we recognize:
•    fees for long distance and wireless services when we provide the services
•   other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, over the term of the contract
•   subscriber revenues when customers receive the service
•   advertising revenues when advertisements are aired, or printed and distributed
•   revenues from the sale of equipment when the equipment is delivered to customers and accepted
•   revenues on long-term contracts as services are provided, equipment is delivered and accepted, or contract milestones are met
•   rebates, allowances and payments to customers as a reduction of revenue when we do not receive an identifiable and separate benefit.
68     Bell Canada Enterprises   2006 Annual Report

Notes to Consolidated Financial Statements
We enter into sales that may include a number of products and services, notably in our wireless product line and in our Business segment. In both cases, we separate each product or service in these sales and account for them separately according to the methods described above when the following three conditions are met:
•   the product or service has value to our customer on a stand-alone basis
•   there is objective and reliable evidence of the fair value of the product or service
•   a general right of return, delivery or performance of any undelivered product or service is probable and substantially in our control.
If there is objective and reliable evidence of fair value for all products and services in a sale, the total price to the customer is allocated to the separate products and services based on their relative fair value. Otherwise, we first allocate a portion of the total price to any undelivered products and services based on their fair value and the remainder to any products and services that have been delivered. If the conditions to separately account for the product or service are not met, we generally recognize revenue pro rata over the term of the sale agreement.
     We may enter into arrangements with subcontractors who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to customers. Otherwise, we recognize the net amount that we keep as revenue.
     We accrue an estimated amount for sales returns, based on our past experience, when revenue is recognized.
     We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Accounts payable and accrued liabilities or in Other long-term liabilities on the balance sheet.
CASH AND CASH EQUIVALENTS
We classify highly liquid investments with a maturity of three months or less from the date of purchase as Cash and cash equivalents. Highly liquid investments with a maturity of more than three months are classified as short-term investments and reported in Other current assets.
SECURITIZATION OF ACCOUNTS RECEIVABLE
We consider a transfer of accounts receivable to be a sale when we give up control of them in exchange for proceeds from a trust (other than our retained beneficial interest in the accounts receivable).
     We determine the fair value of the accounts receivable transferred based on the present value of future expected cash flows, which we project using management’s best estimates of discount rates, the weighted average life of accounts receivable, credit loss ratios and other key assumptions. We recognize a loss on this kind of transaction, which we record in Other income. The loss is calculated by reference to the carrying amount of the transferred accounts receivable and is allocated between accounts receivable sold and our retained interest, according to their relative fair values on the day the transfer is made.
     We continue to service the accounts receivable after the transfer. As a result, we:
•    recognize a servicing liability on the day accounts receivable are transferred to the trust
•    amortize this liability to earnings over the expected life of the transferred accounts receivable.
INVENTORIES
We value inventories at cost or market value, whichever is lower, and determine market value using replacement cost. We maintain inventory valuation reserves for inventory that is slow moving or becomes obsolete, using an inventory aging analysis to calculate the amount of the reserves.
CAPITAL ASSETS
We carry capital assets at cost, less accumulated amortization. Most of our telecommunications assets are amortized using the group depreciation method. When we retire assets in the ordinary course of business, we charge their original cost to accumulated amortization. In general, we amortize capital assets on a straight-line basis over the estimated useful lives of the assets. We review the estimates of the useful lives of the assets every year and adjust them on a prospective basis, if needed.

ESTIMATED USEFUL LIFE

Telecommunications assets	10 to 25 years
Machinery and equipment	2 to 20 years
Buildings	10 to 40 years
Satellites	10 to 15 years
Finite-life intangible assets
Software	3 to 7 years
Customer relationships	5 to 40 years

We initially measure and record asset retirement obligations at fair value using a present value methodology, adjusted subsequently for any changes to the timing or amount of the original estimate of cash flows. We capitalize asset retirement costs as part of the related assets
Bell Canada Enterprises   2006 Annual Report      69

Notes to Consolidated Financial Statements
and amortize these into earnings over time, along with the increase in the recorded obligation to reflect the passage of time.
     We capitalize construction costs, labour and overhead (including interest, when the project cost is significant) related to assets we build or develop.
     We capitalize certain costs of developing or buying software for internal use. We expense software maintenance and training costs when they are incurred. The expense is included in Operating expenses in the statement of operations.
     We assess capital assets for impairment when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate impairment by deducting the assets’ fair value, based on discounted cash flows expected from their use and disposition, from their carrying value. Any excess is deducted from earnings.
     We account for leases that transfer substantially all of the benefits and risks of ownership of property to us as capital leases. We record an asset at the time a capital lease is entered into together with a related long-term obligation. Rental payments under operating leases are expensed as incurred.
ACCOUNTING FOR INVESTMENTS
We use the following methods to account for investments that are not consolidated or proportionately consolidated in our financial statements:
•   the equity method for our investments in companies where we have a significant influence over their operating, investing and financing activities
•   the cost method for our investments in all other companies.
We expense any decline in the fair value of our investments below their carrying value when management assesses the decline to be other than temporary.
     We include investments in Other long-term assets on the balance sheet. Earnings from investments and any declines in fair value are included in Other income in the statement of operations.
COSTS OF ISSUING DEBT AND EQUITY
The costs of issuing debt are deferred in Other long-term assets. They are amortized on a straight-line basis over the term of the related debt and are included in Interest expense in the statement of operations. The costs of issuing equity are reflected in the statement of deficit.
INDEFINITE-LIFE INTANGIBLE ASSETS
Our indefinite-life intangible assets consist mainly of the Bell brand name and spectrum licences. We assess these assets for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that an asset might be impaired.
     We calculate impairment by deducting the assets’ fair value, based on estimates of discounted future cash flows or other valuation methods, from their carrying value. Any excess is deducted from earnings.
GOODWILL
We assess goodwill impairment of individual reporting units in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired.
     We assess goodwill impairment in two steps:
•    we identify any potential impairment by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of the reporting unit is less than its carrying value, we allocate the fair value to all of its identifiable assets and liabilities, based on their fair values. The excess of the fair value of the reporting unit over the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.
•    we determine if there is an impairment by comparing the carrying value of goodwill to its fair value. Any excess is deducted from earnings.
TRANSLATION OF FOREIGN CURRENCIES
Self-Sustaining Foreign Operations
For self-sustaining foreign operations, we use:
•    the exchange rates on the date of the balance sheet for assets and liabilities
•    the average exchange rates during the year for revenues and expenses.
Translation exchange gains and losses are reflected as a currency translation adjustment in shareholders’ equity. When we reduce our net investment in a self-sustaining foreign operation, we recognize a portion of the currency translation adjustment in earnings.
Integrated Foreign Operations
For integrated foreign operations, we use:
•    the exchange rates on the date of the balance sheet for monetary assets and liabilities, such as cash, accounts receivable and payable, and long-term debt
70     Bell Canada Enterprises   2006 Annual Report

Notes to Consolidated Financial Statements
•    the historical exchange rates for non-monetary assets and liabilities, such as capital assets
•    the average exchange rates during the year for revenues and expenses.
Translation exchange gains and losses are included in Other income in the statement of operations.
Domestic Transactions and Balances in Foreign Currencies
For domestic transactions in foreign currencies, we use:
•   the exchange rates on the date of the balance sheet for monetary assets and liabilities
•   the historical exchange rates for non-monetary assets and liabilities
•   the average exchange rates during the year for revenues and expenses.
Translation exchange gains and losses are included in Other income in the statement of operations.
DERIVATIVE FINANCIAL INSTRUMENTS
We use various derivative financial instruments to manage:
•	interest rate risk

•	foreign exchange rate risk

•	changes in the price of BCE Inc. common shares relating to special compensation payments (SCPs) and deferred share units (DSUs).
We do not use derivative financial instruments for speculative or trading purposes.
     We document all relationships between derivatives and the items they hedge, and our risk management objective and strategy for using various hedges. This process includes linking every derivative to:
•	a specific asset or liability, or

•	a specific firm commitment, or

•	an anticipated transaction.
We assess the effectiveness of derivatives in managing risk initially when the hedge is put in place, and on an ongoing basis. If a hedge becomes ineffective, we stop using hedge accounting.
     We follow these policies when accounting for derivatives:
•    unrealized gains or losses relating to derivatives that qualify for hedge accounting are recognized in earnings when the hedged item is disposed of or when the anticipated transaction is ended early
•    gains and losses related to hedges of anticipated transactions are recognized in earnings or are recorded as adjustments of carrying values when the transaction takes place
•   derivatives that are economic hedges but do not qualify for hedge accounting are recognized at fair value. We record the change in fair value in earnings.
•    any premiums paid for derivatives used in hedging relationships are deferred and expensed to earnings over the term of the contract
•   any forward premiums or discounts on forward foreign exchange contracts that are used to hedge long-term debt denominated in foreign currencies are amortized as an adjustment to interest expense over the term of the forward contract.
The following describes our policies for specific kinds of derivatives.
Interest Rate Swap Agreements
We use interest rate swap agreements to help manage the fixed and floating interest rate mix of our debt portfolio. These agreements often involve exchanging interest payments without exchanging the notional principal amount that the payments are based on. We record the exchange of payments as an adjustment of interest expense on the hedged debt. We include the related amount receivable or payable from counterparties in Accounts receivable or Interest payable.
Foreign Currency Swap Agreements
We use foreign currency swap agreements to manage the foreign exchange rate exposure of some of our debt that is denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay interest and/or principal in the foreign currency. We recognize gains and losses on these contracts at the same time we recognize the gains and losses on the hedged item. Unrealized gains and losses are included in Other long-term assets or Other long-term liabilities.
Foreign Currency Forward Contracts and Options
We use foreign exchange forward contracts and options to manage:
•   interest and principal denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay the principal in the foreign currency.
•   the exposure to anticipated transactions denominated in foreign currencies. We designate these agreements as hedges of future cash flows.
Bell Canada Enterprises   2006 Annual Report      71

Notes to Consolidated Financial Statements
Equity Forward Contracts
We use forward contracts to manage changes in the price of BCE Inc. common shares relating to SCPs and DSUs.
     We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains and losses are included in Other long-term assets or Other long-term liabilities.
EMPLOYEE BENEFIT PLANS
Defined Benefit Plans
We maintain defined benefit (DB) plans that provide pension benefits for most of our employees. Benefits are based on the employee’s length of service and average rate of pay during the best consecutive five years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation.
     We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service.
     We also provide other post-employment benefits to some of our employees, including:
•	health-care and life insurance benefits during retirement

•	other benefits, including various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.
We do not fund most of these other post-employment benefit plans.
     We accrue our obligations and related costs under employee benefit plans, net of the fair value of plan assets. Pension and other retirement benefit costs are determined using:
•   the projected benefit method, prorated on years of service, which takes into account future pay levels
•   a discount rate based on market interest rates of high-quality corporate bonds with maturities that match the timing and benefits expected to be paid by the plans
•   management’s best estimate of the plans’ expected investment performance, pay increases, retirement ages of employees and expected health-care costs.
We value pension plan assets at fair value, which is determined using current market values. We use a market-related value to calculate the expected return on plan assets. This value is based on a four-year weighted average of the fair value of the pension plan assets.
     We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the day of the amendment. This represents the period during which we expect to realize economic benefits from the amendments.
     Transitional assets and obligations that arose upon implementation of new accounting standards for employee future benefits are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.
     We use the corridor approach to recognize actuarial gains and losses into earnings. First we deduct 10% of the benefit obligation or the market-related value of plan assets, whichever is greater, from the unamortized net actuarial gains or losses based on a market-related value basis. Then we amortize any excess over the average remaining service period of active employees. At the end of 2006, this period ranged from approximately 9 to 13 years, with a weighted average period of 11 years.
     December 31 is the measurement date for our employee benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. An actuarial valuation was last performed on most of our pension plans on December 31, 2005.
     When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.
Defined Contribution Plans
We also maintain defined contribution (DC) plans that provide certain employees with pension benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of that employee’s salary.
     We recognize a pension cost for DC plans when the employee provides service to the company, essentially coinciding with our cash contributions.
     Starting in 2005, new employees of BCE Inc. and Bell Canada can participate only in the DC pension arrangements.
INCOME TAXES
Current income tax expense is the estimated income taxes payable for the current year after any refunds or the use of losses incurred in previous years.
72       Bell Canada Enterprises   2006 Annual Report

Notes to Consolidated Financial Statements
     We use the liability method to account for future income taxes. Future income taxes reflect:
•    the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes
•   the benefit of unutilized tax losses that will more likely than not be realized and carried forward to future years to reduce income taxes.
We calculate future income taxes using the rates enacted by tax law and those substantively enacted. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.
SUBSCRIBER ACQUISITION COSTS
We expense all subscriber acquisition costs when related services are activated.
STOCK-BASED COMPENSATION PLANS
BCE Inc.’s stock-based compensation plans include the employee savings plans (ESPs), stock options plans, restricted share units plans (RSUs) and DSUs. Before 2000, the long-term incentive plans often included SCPs.
     Starting in 2004, we made a number of prospective changes to the key features of our stock-based compensation plans, including:
•    the benefits awarded under long-term stock option incentive plans were reduced as a result of the introduction of a mid-term incentive plan that uses RSUs
•    achieving a specific performance target that must be met in order for stock options to vest.
We credit contributed surplus for the amount of stock option expense recorded over the vesting period. Upon the exercise of stock options, we credit share capital for the amount paid by the employees as well as the amounts previously credited to contributed surplus for services rendered that were charged to compensation cost.
     We recognize the contributions BCE Inc. makes under ESPs as compensation expense. We also recognize compensation expense or recovery relating to SCPs. The corresponding liabilities are recorded as part of Accounts payable and accrued liabilities.
Stock Options
We use the fair value-based method to account for employee stock options granted on or after January 1, 2002 and the Black-Scholes option pricing model to measure compensation expense relating to options. For options that contain a specific performance-based target, this is reflected in the calculation of the weighted average fair value per option granted.
Restricted Share Units
For each RSU granted we record compensation expense that equals the market value of a BCE Inc. common share at the date of grant, prorated over the vesting period. Compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares and management’s assessment of the number of RSUs that will vest. The cumulative effect of the change in value is recognized in the period of the change. Vested RSUs are settled in BCE Inc. common shares purchased on the open market or in cash, as the holder chooses.
Deferred Share Units
For each DSU granted we record compensation expense that equals the market value of a BCE Inc. common share at the grant date. Compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares. DSUs are settled in BCE Inc. common shares purchased on the open market following the cessation of a participant’s employment or when a director leaves the board.
REGULATION OF THE TELECOMMUNICATIONS INDUSTRY
Our business is affected by Canadian Radio-Television and Telecommunications Commission (CRTC) decisions over the prices we charge for specific services, primarily local telephone services and other operating requirements. The CRTC ensures that Canadians have access to reliable telephone and other services at affordable prices. Some of our subsidiaries, such as Bell Canada and Bell Aliant, are regulated by the CRTC pursuant to the Telecommunications Act.
RECENT CHANGES TO ACCOUNTING POLICIES AND STANDARDS
Non-Monetary Transactions
The CICA has reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ that replace the criteria for defining ‘culmination of the earnings process’ in the former section. Adopting this section did not have a material effect on our consolidated financial statements.
Bell Canada Enterprises   2006 Annual Report      73

Notes to Consolidated Financial Statements
FUTURE CHANGES TO ACCOUNTING STANDARDS
Accounting Changes
The CICA issued section 1506 of the CICA Handbook, Accounting Changes, which describes the criteria for changing accounting policies, along with the accounting and disclosure for changes in accounting policies, changes in accounting estimates and corrections of errors. These changes came into effect as of January 1, 2007.
Comprehensive Income
The CICA issued section 1530 of the CICA Handbook, Comprehensive Income, which describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than shareholders. It includes items that would not normally be included in net earnings, such as:
•   changes in the currency translation adjustment relating to self-sustaining foreign operations
•   unrealized gains or losses on available-for-sale investments
•   gains and losses on cash flow hedges.
The CICA also made related changes to section 3250 of the CICA Handbook, Surplus (reissued as section 3251, Equity) and section 1650 of the CICA Handbook, Foreign Currency Translation (reissued as section 1651, Foreign Currency Translation).
     Effective January 1, 2007, we report accumulated other comprehensive income and its components in the consolidated financial statements.
     The effect of adopting this section on January 1, 2007 was not significant.
Financial Instruments
The CICA issued section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and derivatives. This section requires that: .
•    all financial assets be measured at fair value, with some exceptions for loans and investments that are classified as held-to-maturity
•    all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their amortized cost.
•    all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.
The CICA has also reissued section 3860 of the CICA Handbook as section 3861, Financial Instruments — Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.
     The effect of adopting this section on January 1, 2007 was not significant.
Hedges
The CICA issued section 3865 of the CICA Handbook, Hedges, which describes how and when hedge accounting can be used.
     Hedging is an activity used to change an exposure to one or more risks by creating an offset between:
•   changes in the fair value of a hedged item and a hedging item, or
•   changes in the cash flows attributable to a hedged item and a hedging item, or
•   changes resulting from a risk exposure related to a hedged item and a hedging item.
Under hedge accounting, all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
     The effect of adopting this section on January 1, 2007 was not significant.
Note 2: Bell Aliant
On March 7, 2006, BCE Inc. and Aliant announced their intention to form a new regional telecommunications service provider in the form of an income trust. On July 7, 2006, the Plan of Arrangement forming Bell Aliant was completed. Bell Aliant combines Bell Canada’s former regional wireline operations in rural Ontario and Québec with Aliant’s former wireline operations and includes Bell Canada’s former 63.4% interest in NorthernTel Limited Partnership (NorthernTel) and Télébec Limited Partnership (Télébec), the operating partnerships of the Bell Nordiq Income Fund, held through Bell Nordiq Group Inc. (Bell Nordiq). Upon closing of the transaction, BCE held a 73.5% indirect interest in Bell Aliant.
     BCE’s ownership of Bell Aliant has been reduced to 44.7% through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares
74       Bell Canada Enterprises   2006 Annual Report

Notes to Consolidated Financial Statements
on July 10, 2006, in accordance with the Plan of Arrangement. This distribution had the following impact on our balance sheet:
•	Goodwill decreased by $533 million

•	Non-controlling interest increased by $469 million

•	Common shares decreased by $2,549 million and

•	Contributed surplus increased by $1,547 million.
We continue to consolidate Bell Aliant as we have the right to elect the majority of the board of directors. The transaction increased the non-controlling interest in our investment.
     Costs incurred to form Bell Aliant in 2006 are comprised mainly of:
•    transaction costs of $138 million related mainly to investment banking, professional and consulting fees. See Note 5, Restructuring and Other Items.
•   premium cost on early redemption of Bell Aliant long-term debt of $122 million. See Note 6, Other (Expense) Income.
•   Of these transaction costs, $255 million have been paid in cash in 2006.
On June 30, 2006, Bell Aliant redeemed all of its issued and outstanding Cumulative Redeemable Preferred Shares, Series 2 for a total amount of $175 million.
     On July 7, 2006, Bell Aliant renegotiated its existing long-term credit facilities outstanding as of December 31, 2005 and new ones were established to accommodate the financing requirements of the Plan of Arrangement forming Bell Aliant, refinance existing long-term debt and for general working capital purposes.
     On September 25, 2006, Bell Aliant issued an aggregate of $1.25 billion of principal amount of unsecured medium term notes (the ‘Notes’) in two tranches: $750 million of 5-year Notes to mature September 26, 2011; and $500 million of 10-year Notes to mature September 26, 2016. The Notes were issued at a discount for yields to maturity of 4.72% and 5.41%, respectively.
BELL NORDIQ
On July 1, 2006, Bell Nordiq redeemed all of its issued and outstanding First Preferred Shares, Series 8 for a total amount of $60 million.
     On January 16, 2007, Bell Nordiq Income Fund unit holders approved the privatization of Bell Nordiq Income Fund, previously announced on October 11, 2006. On January 29, 2007, the Bell Nordiq Income Fund unit holders received a special distribution of $4.00 in cash per unit and on January 30, 2007, received 0.4113 of a Bell Aliant unit for each Bell Nordiq Income Fund unit held. The Bell Nordiq Income Fund units ceased trading on The Toronto Stock Exchange (TSX) as of the close of business on January 29, 2007 and were delisted effective January 30, 2007. At December 31, 2006, Bell Aliant held a 63.3% voting interest in Bell Nordiq Income Fund.
Note 3: Segmented Information
The accounting policies used by the segments are the same as those we describe in Note 1, Significant Accounting Policies. Segments negotiate sales with each other as if they were unrelated parties.
     We measure the profitability of each segment based on its operating income.
     Our operations, including most of our revenues, capital assets and goodwill, are located in Canada.
     We report our results of operations under five segments: Residential, Business, Bell Aliant, Other Bell Canada and Other BCE. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
     Starting in the third quarter of 2006, our segment reporting reflects the formation of Bell Aliant and it is reported as a separate segment. Since Bell Aliant includes the operations of Bell Canada’s former regional wireline operations and Bell Nordiq, the results of our other segments have been restated to reflect the sale of these operations. Additionally, the results of our other segments have been restated to reflect the sale of the operations to Bell Canada of Aliant wireless and the DownEast Mobility Limited (DownEast) retail stores, which are now reported in our Residential and Business segments.
     The Residential segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in urban Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data (including Internet access) and other services to Bell Canada’s small and medium-sized businesses and large enterprise customers in urban Ontario and Québec, as well as business customers in Western Canada.
     The Bell Aliant segment provides local telephone, long distance, data and other information technology and communication services to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec.
Bell Canada Enterprises   2006 Annual Report     75

Notes to Consolidated Financial Statements
     The Other Bell Canada segment includes Bell Canada’s Wholesale business and the financial results of Northwestel Inc. (Northwestel). Our Wholesale business provides local telephone, long distance, wireless, data and other services to competitors who resell these services. Northwestel provides telecommunications services to less populated areas of Canada’s northern territories. At December 31, 2006, Bell Canada owned 100% of Northwestel.
     The Other BCE segment includes the financial results of our satellite businesses as well as the costs incurred by our corporate office. This segment includes Telesat Canada (Telesat). Telesat provides satellite communications and systems management and is a consultant in establishing, operating and upgrading satellite systems worldwide. BCE Inc. owns 100% of Telesat.
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries except for Bell Aliant are included in the Other Bell Canada segment and not allocated to the Residential or Business segments because they are managed centrally.
The following tables are a summary of financial information by segment for the last two years. Segmented information for the year ended December 31, 2004 has not been restated to reflect our new segments as it is not practicable to prepare.

					INTER-
					SEGMENT			INTER-
					ELIMINA-			SEGMENT
				OTHER	TIONS			ELIMINA-
			BELL	BELL	– BELL	BELL	OTHER	TIONS	CONSOLI-
	RESIDENTIAL	BUSINESS	ALIANT	CANADA	CANADA	CANADA	BCE	– OTHER	DATED

For the year ended December 31, 2006
Operating revenues
External customers	7,086	5,900	2,996	1,358	—	17,340	373	—	17,713
Inter-segment	13	157	362	234	(758)	8	162	(170)	—

Total operating revenues	7,099	6,057	3,358	1,592	(758)	17,348	535	(170)	17,713

Operating income	1,649	811	777	116	—	3,353	(21)	—	3,332
Other (expense) income									(176)
Interest expense									(952)
Income taxes									(85)
Non controlling interest									(228)

Earnings from continuing operations									1,891

Segment assets	12,787	12,632	5,974	3,772	—	35,165	1,792	—	36,957
Investments at equity	—	—	—	—	—	—	—	—	—
Capital expenditures	(1,299)	(767)	(517)	(338)	—	(2,921)	(212)	—	(3,133)

For the year ended December 31, 2005
Operating revenues
External customers	7,009	5,814	2,972	1,432	—	17,227	378	—	17,605
Inter-segment	7	152	348	219	(719)	7	160	(167)	—

Total operating revenues	7,016	5,966	3,320	1,651	(719)	17,234	538	(167)	17,605

Operating income	1,772	863	768	352	—	3,755	4	—	3,759
Other (expense) income									28
Interest expense									(949)
Income taxes									(803)
Non controlling interest									(201)

Earnings from continuing operations									1,834

Segment assets	12,130	12,409	6,687	2,790	—	34,016	6,466	—	40,482
Investments at equity	—	—	—	—	—	—	25	—	25
Capital expenditures	(1,417)	(867)	(525)	(310)	—	(3,119)	(238)	—	(3,357)

76      Bell Canada Enterprises   2006 Annual Report

Notes to Consolidated Financial Statements
The following table is a summary of financial information by product for the last three years.

	2006	2005	2004

Local and access	5,212	5,465	5,572
Long distance	1,798	2,055	2,327
Wireless	3,491	3,085	2,818
Data	4,120	4,016	3,640
Video	1,150	976	850
Terminal sales and other	1,577	1,637	1,580

Total Bell Canada	17,348	17,234	16,787
Other BCE	535	538	422
Inter-segment eliminations	(170)	(167)	(200)

Total BCE	17,713	17,605	17,009

Note 4: Business Acquisitions and Dispositions
The consolidated statements of operations include the results of acquired businesses from the date they were purchased.
BUSINESS ACQUISITIONS
We made various business acquisitions in 2006 for a total consideration of $82 million.

2006
TOTAL

Consideration received:
Non-cash working capital	2
Capital assets	3
Other long-term assets	3
Indefinite-life intangible assets	19
Goodwill	49
Long-term debt	(2)
Other long-term liabilities	(4)
Non-controlling interest	3

73
Cash and cash equivalents	9

Net assets acquired	82

Consideration given: (1)
Cash	76
Acquisition costs	4
Non-cash	2

82

(1)	Excluding contingent payments of $5 million that may be paid if certain conditions specified in the purchase agreements are met. If the payments are made, the amounts will be allocated to goodwill.
Of the $49 million goodwill acquired in 2006:
•   $29 million relates to the Business segment, $7 million relates to the Residential segment, $12 million relates to the Bell Aliant segment and $1 million relates to the Other BCE segment
•   $5 million is deductible for tax purposes.
The purchase price allocation for all 2006 acquisitions includes certain estimates. The final purchase price allocation for each business acquisition will be completed within 12 months of the acquisition date.
     We made a number of business acquisitions in 2005, including:
•   NR Communications Ltd. (NR Communications) — In February and November 2005, Bell Canada acquired 100% of the outstanding shares of NR Communications, which holds a 50% ownership in Inukshuk, a joint venture entered into with Rogers Communications Inc. to provide wireless broadband services.
•   Nexxlink Technologies Inc. (Nexxlink) — In February 2005, Bell Canada acquired 100% of the outstanding shares of Nexxlink, a provider of integrated IT solutions.
Bell Canada Enterprises   2006 Annual Report      77

Notes to Consolidated Financial Statements

	2005
			ALL OTHER
	NR	NEXXLINK	BUSINESS
	COMMUNI-	TECHNOL-	ACQUI-
	CATIONS LTD.	OGIES INC.	SITIONS	TOTAL

Consideration received:
Non-cash working capital	(16)	9	(12)	(19)
Capital assets	19	24	85	128
Other long-term assets	—	—	3	3
Indefinite-life intangible assets (1)	57	—	35	92
Goodwill (1)	—	47	72	119
Long-term debt	—	—	(61)	(61)
Other long-term liabilities (1)	—	(6)	(15)	(21)

	60	74	107	241
Cash and cash equivalents (bank indebtedness)	10	(3)	13	20

Net assets acquired	70	71	120	261

Consideration given: (2)
Cash	69	67	105	241
Acquisition costs	1	4	2	7
Non-cash	—	—	13	13

	70	71	120	261

(1)	In 2006, we decreased goodwill by $12 million and increased indefinite-life intangible assets by $15 million and future income tax liabilities by $3 million upon finalizing the purchase price allocation of 2005 business acquisitions. These adjustments have been reflected in the above table. See Note 16, Goodwill.

(2)	Excluding contingent payments of $8 million that may be paid if certain conditions specified in the purchase agreements are met. If the payments are made, the amounts will be allocated to goodwill.
Of the $119 million goodwill acquired in 2005:
•   $78 million related to the Business segment, $23 million related to the Residential segment, $11 million related to the Other Bell Canada segment and $7 million related to the Other BCE segment
•   $31 million is deductible for tax purposes.
We made the following business acquisitions in 2004:
•   Canadian operations of 360networks Corporation (360networks) — In November 2004, Bell Canada acquired the Canadian operations of 360networks, a telecommunications service provider. The purchase included the shares of 360networks’ subsidiary GT Group Telecom Services Corporation and certain interconnected U.S. network assets. Following the purchase, Bell Canada sold the retail customer operations in Central and Eastern Canada to Call-Net Enterprises Inc. (Call-Net). For a share of the revenues, Bell Canada now provides network facilities and other operations and support services to Call-Net so it can service its customer base. The fair value of the net assets acquired exceeded the purchase price. For accounting purposes, the excess was eliminated by:
   — reducing the amounts assigned to the acquired non-monetary assets to nil
   — recognizing the balance of $69 million as an extraordinary gain in our consolidated statement of operations.
•   DownEast — In October 2004, Aliant acquired 100% of the outstanding shares of DownEast, a communication solutions retailer.
•   Bell West — In August 2004, Bell Canada acquired Manitoba Telecom Services Inc.’s (MTS) 40% interest in Bell West. Bell Canada now owns 100% of Bell West.
•   Infostream Technologies Inc. (Infostream) — In May 2004, Bell Canada acquired 100% of the outstanding shares of Infostream. Infostream is a systems and storage technology firm that provides networking solutions for voice over Internet protocol (VoIP), storage area networks and network management.
•   Charon Systems Inc. (Charon) — In May 2004, Bell Canada acquired 100% of the assets of Charon. Charon is a full-service IT solutions provider that specializes in server-based computing, systems integration, IT security, software development and IT consulting.
•   Elix Inc. (Elix) — In March 2004, Bell Canada acquired 75.8% of the outstanding shares of Elix. Elix offers technology consulting, integration and implementation of call routing and management systems, IT application integration, and design and implementation of electronic voice-driven response systems.
•   Accutel Conferencing Systems Inc. (Canada) and Accutel Conferencing Systems Corp. (U.S.) (collectively Accutel) — In February 2004, Bell Canada acquired 100% of the outstanding shares of Accutel, which provides teleconferencing services.
78       Bell Canada Enterprises   2006 Annual Report

Notes to Consolidated Financial Statements

	2004
	CANADIAN	40%	ALL OTHER
	OPERATIONS	INTEREST	BUSINESS
	OF	IN BELL	ACQUI-
	360NETWORKS	WEST	SITIONS	TOTAL

Consideration received:
Non-cash working capital	(9)	—	10	1
Capital assets	—	(15)	12	(3)
Other long-term assets	429	5	10	444
Goodwill	—	395	166	561
Other long-term liabilities	(58)	—	—	(58)
Non-controlling interest	—	261	—	261

	362	646	198	1,206
Bank indebtedness	—	—	(4)	(4)

Net assets acquired	362	646	194	1,202

Extraordinary gain	69			69

Consideration given:
Cash	283	645	174	1,102
Acquisition costs	10	1	1	12
Future cash payment	—	—	4	4
Issuance of 582,081 Aliant common shares	—	—	15	15

	293	646	194	1,133

Of the $561 million goodwill acquired in 2004:
•   $451 million related to the Business segment, $4 million related to the Residential segment, $31 million related to the Aliant segment, and $75 million related to the Other Bell Canada segment
•   $18 million is deductible for tax purposes.
BUSINESS DISPOSITION
Sale of Telesat
On December 18, 2006, we announced the sale of our satellite service subsidiary Telesat. We will, at closing, realize total proceeds of $3,250 million from the all-cash transaction. The sale is subject to customary closing conditions, including regulatory approval both in Canada and the United States and the absence of a material adverse change affecting Telesat’s business, and is expected to close in mid-2007. In conjunction with the sale, we have put into place a set of commercial arrangements between Telesat and Bell ExpressVu that guarantees Bell ExpressVu access to current and expanded satellite capacity. Since we will have ongoing business arrangements with Telesat, it will not be accounted for as discontinued operations.
Bell Canada Enterprises   2006 Annual Report      79

Notes to Consolidated Financial Statements
Note 5: Restructuring and Other Items
The following tables provide a summary of the costs recognized in 2006 as well as the corresponding liability as at December 31, 2006.

	2006	2005	2004

Restructuring costs	(93)	(6)	(1,063)
Real estate	(72)	(49)	—
Loss on long-term contract	—	—	(128)
Settlement with MTS	—	—	75
Other charges	(190)	—	(103)

Restructuring and other items	(355)	(55)	(1,219)

	BELL
	CANADA	BELL	CONSOLI-
	AND BCE	ALIANT	DATED

Balance in accounts payable and accrued liabilities at December 31, 2005	72	13	85
2006 restructuring costs (1)	77	11	88
Real estate (2)	69	—	69
Less:
Cash payments	(133)	(20)	(153)

Balance in accounts payable and accrued liabilities at December 31, 2006	85	4	89

(1)	Excludes amounts related to net benefit plans cost ($5 million).

(2)	Excludes amounts related to real estate impairment charges ($3 million).
RESTRUCTURING COSTS
In 2006, we recorded restructuring charges of $165 million consisting of:
•    charges at Bell Canada and BCE of $82 million related to restructuring initiatives for the involuntary departure of approximately 1,780 employees
•    charges at Bell Aliant of $11 million related to restructuring initiatives
•    charges at Bell Canada of $72 million for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from our 2004 to 2006 restructuring initiatives bringing our cumulative expense since 2004 to $125 million. We expect to spend approximately $35 million for relocating employees and closing real estate facilities no longer needed as part of our 2005 and 2006 restructuring initiatives that will be expensed as incurred.
In addition, as part of our new initiative of relocating employees to campus environments in Calgary, Toronto and Montréal, to be complete by 2009, we expect to spend approximately $12 million for relocation costs and $94 million for lease vacancy costs, beginning in 2008 and extending up to 2024.
     In 2005, we recorded restructuring charges of $55 million consisting of:
•    charges of $51 million related to restructuring initiatives for the involuntary departure of approximately 950 employees
•    charges of $49 million for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from the 2004 employee departure program.
     These charges were partly offset by reversals of restructuring provisions of $45 million relating to the 2004 employee departure program that were no longer necessary since actual payments were lower than estimated.
In 2004, Bell Canada recorded a restructuring charge of $985 million related to approximately 5,000 voluntary employee departures under the departure program announced in June 2004. The program consisted of two phases:
•    an early retirement plan – 3,950 employees chose to receive a package that included a cash allowance, immediate pension benefits, an additional guaranteed pension payable up to 65 years of age, career transition services and post-employment benefits
•    a departure plan – 1,050 employees chose to receive a special cash allowance.
The 2004 employee departure program is complete and the remaining payments extend to 2007.
     Bell Canada also recorded a charge of $11 million for relocating employees and closing real estate facilities that were no longer needed because of the employee departure program.
     In 2004, Bell Aliant recorded a restructuring charge of $67 million relating to its employee departure program. Under this program, 693 employees chose to receive a cash allowance. The program is complete and the remaining payments extend to 2008.
80     Bell Canada Enterprises  2006 Annual Report

Notes to Consolidated Financial Statements
LOSS ON LONG-TERM CONTRACT
In 2001, we entered into a contract with the Government of Alberta to build a next-generation network to bring high-speed Internet and broadband capabilities to rural communities in Alberta. In 2004, we identified cost overruns on the contract and recorded a charge of $128 million.
SETTLEMENT WITH MTS
On May 20, 2004, Bell Canada filed a lawsuit against MTS after MTS announced it would purchase Allstream Inc. (Allstream). Bell Canada sought damages and an injunction that would prevent MTS from breaching the terms and conditions of the commercial agreements it had with Bell Canada. On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages related to the same announcement.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included a payment of $75 million by MTS to Bell Canada for unwinding various commercial agreements and the orderly disposition of our interest in MTS. Our voting rights in MTS were waived after receiving the $75 million payment. We sold our interest in MTS in December 2004. See Note 6, Other Income, for more information.
OTHER CHARGES
During 2006, we recorded other charges totalling $190 million. These charges consisted mainly of costs related to the formation of Bell Aliant, costs we incurred for the Bell income trust initiative and the simplification of our corporate structure.
     The costs associated with the formation of Bell Aliant consisted mainly of investment banking, professional and consulting fees. Of the total transaction costs, $133 million was paid in 2006 and is reflected as cash flows used in investing activities in the statement of cash flows.
     During 2004, we recorded other charges totalling $103 million. These costs consisted mostly of future lease costs for facilities that were no longer needed, asset write-downs and other provisions, net of a reversal of previously recorded restructuring charges that were no longer necessary because of the introduction of a new employee departure program.
Note 6: Other (Expense) Income

	NOTE	2006	2005	2004

Premium on redemption of Bell Aliant debt		(148)	—	—
Net (losses) gains on investments		(26)	38	351
Interest income		58	18	30
Capitalized interest	13	13	15	19
Securitization losses	11	(57)	(34)	(26)
Bell Canada International Inc. (BCI) loss monetization charge		—	(33)	—
(Loss) income from cost and equity investments		(7)	(11)	24
Foreign currency (losses) gains		(4)	(3)	3
Other		(5)	38	38

Other (expense) income		(176)	28	439

PREMIUM ON REDEMPTION OF BELL ALIANT DEBT
In 2006, Bell Aliant recorded a $148 million charge for premium costs on early redemption of Bell Aliant debt. Included in the total charge for the year is a premium cost of $122 million as a result of the formation of Bell Aliant:
•    $40 million, incurred on June 30, 2006, on the early redemption of all of its outstanding 10.75% First Mortgage Bonds, Series T and, on July 4, 2006, the early redemption of all of its outstanding 11.4% First Mortgage Bonds, Series V
•    $82 million, incurred on July 4, 2006, at which date Bell Aliant redeemed all of its outstanding 8.30% Debentures, Series 2; 9.70% Debentures, Series 4; 9.05% Debentures, Series 5; 10.6% First Mortgage Bonds, Series T; 11.15% First Mortgage Bonds, Series U; 9.77% First Mortgage Bonds, Series V; and 8.76% First Mortgage Bonds, Series W.
Bell Canada Enterprises  2006 Annual Report     81

Notes to Consolidated Financial Statements
NET (LOSSES) GAINS ON INVESTMENTS
In 2006, net losses on investments of $26 million included a loss of $36 million as a result of our decision to exit a line of business partly offset by a $9 million gain on the acquisition of Nortel Networks Inc. (Nortel) shares by the Bell Canada pension fund.
     Net gains on investments of $38 million in 2005 were from:
•    a $39 million dilution gain in our interest in TerreStar Networks Inc., a mobile satellite services company
•    other net losses on investments of $1 million.
Net gains on investments of $351 million in 2004 were from:
•    a $108 million gain from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. (YPG) for net cash proceeds of $123 million
•    a $217 million gain from the sale of BCE Inc.’s 15.96% interest in MTS for net cash proceeds of $584 million. On August 1, 2004, the MTS shares were transferred from Bell Canada to BCE Inc. as part of a corporate reorganization. The purpose of this reorganization was to ensure that capital loss carryforwards at BCE Inc. would be available to be utilized against the gain on the sale of the MTS shares.
•    other net gains on investments of $26 million.
Note 7: Interest Expense

	2006	2005	2004

Interest expense on long-term debt	909	907	916
Interest expense on other debt	43	42	45

Total interest expense	952	949	961

Note 8: Income Taxes
The following table reconciles the amount of reported income tax expense in the statements of operations with income tax expense at Canadian statutory rates of 34.7% in 2006, 34.4% in 2005, and 34.4% in 2004.

	2006	2005	2004

Income taxes computed at statutory rates	(765)	(976)	(733)
Savings from BCI monetization transaction	—	99	—
Recognition of previously unrecognized capital loss carryforwards (1)	434	—	54
Net gains on investments	(19)	—	66
Large corporations tax	19	(31)	(34)
Change in statutory rate	56	—	(2)
Non-taxable portion of Bell Aliant’s income	53	16	13
Other	137	89	31

Total income tax expense	(85)	(803)	(605)

(1)	In 2006, we recognized a future tax asset of $434 million representing the tax-effected amount of approximately $2,341 million of previously unrecognized capital loss carryforwards as realization of the loss carryforwards now is more likely than not due to the anticipated gain on the sale of Telesat.
The following table shows the significant components of income tax expense that related to earnings from continuing operations.

	2006	2005	2004

Current income taxes	(98)	(84)	(684)
Future income taxes
Recognition and utilization of loss carryforwards	138	(234)	(27)
Change in statutory rate	56	—	(2)
Change in temporary differences and other	(181)	(485)	108

Total income tax expense	(85)	(803)	(605)

82     Bell Canada Enterprises  2006 Annual Report

Notes to Consolidated Financial Statements
The following table shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, as well as tax loss carryforwards.

	2006	2005

Non-capital loss carryforwards	191	487
Capital loss carryforwards	457	23
Capital assets	(779)	(498)
Indefinite-life intangible assets	(437)	(442)
Investment tax credits	(155)	(69)
Scientific research and experimental development expenditures	154	18
Employee benefit plans	66	87
Investments	23	15
Other	(962)	(1,082)

Total future income taxes	(1,442)	(1,461)

Future income taxes are comprised of:
Future income tax asset – current portion	662	310
Future income tax asset – long-term portion	255	342
Future income tax liability – current portion	(9)	(5)
Future income tax liability – long-term portion	(2,350)	(2,108)

Total future income taxes	(1,442)	(1,461)

At December 31, 2006, BCE had $627 million in non-capital loss carryforwards. We:
•   recognized a future tax asset of $191 million for financial reporting purposes for approximately $543 million of the non-capital loss carryforwards. Of the total, $459 million expires in varying annual amounts until the end of 2016. The balance expires in varying annual amounts from 2017 to 2026.
•   did not recognize a future tax asset for financial reporting purposes for approximately $84 million of the non-capital loss carryforwards. Of the total, $44 million expires in varying annual amounts until the end of 2016. The balance expires in varying annual amounts from 2017 to 2026.
At December 31, 2006, BCE had $3,075 million in capital loss carryforwards, which can be carried forward indefinitely. We:
•   recognized a future tax asset of $457 million for financial reporting purposes for approximately $2,481 million of the capital loss carryforwards
•   did not recognize a future tax asset for financial reporting purposes on the balance.
BCI LOSS MONETIZATION TRANSACTION
On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment. The dividend rate on the preferred shares was equal to 5.1%, which was essentially the same as the interest rate on the loan.
     This transaction was unwound on August 18, 2005, and was part of a tax loss consolidation strategy that followed the transaction steps laid out in an advance tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI. The transaction also received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary plan of arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
     3787915 Canada Inc. had the legal right and intention to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. As a result, these items and the related interest expense and dividend income were presented on a net basis. The tax savings of $99 million resulting from the interest expense were presented as a reduction of income tax expense.
     In June 2006, BCE contributed to BCI an amount of $61 million in partial satisfaction of its obligation with respect to the BCI income tax loss monetization transaction. See Note 9, Discontinued Operations.
Bell Canada Enterprises  2006 Annual Report     83

Notes to Consolidated Financial Statements
Note 9: Discontinued Operations

	2006	2005	2004

CTVglobemedia	7	84	52
CGI	63	46	54
Emergis Inc. (Emergis)	1	—	23
BCI	52	—	—
Other	(7)	(3)	—

Net gain from discontinued operations	116	127	129

The following table is a summarized statement of operations for the discontinued operations.

	2006	2005	2004

Revenue	989	2,397	2,300

Operating gain from discontinued operations, before tax	78	312	255
Future income tax asset impairment charge	—	—	(56)
Gain (loss) from discontinued operations, before tax	106	(1)	70
Income tax expense on operating gain	(32)	(118)	(116)
Income tax expense on gain	(14)	—	(3)
Non-controlling interest	(22)	(66)	(21)

Net gain from discontinued operations	116	127	129

The following table is a summary of cash provided by discontinued operations.

	2006	2005	2004

Cash flows (used in) from operating activities	(74)	348	265
Cash flows from (used in) investing activities	1,534	(120)	(126)
Cash flows from (used in) financing activities	627	(125)	373

Cash provided by discontinued operations	2,087	103	512

CTVGLOBEMEDIA
On August 30, 2006, we reduced our interest in CTVglobemedia to 20% from 68.5% and we received net proceeds of approximately $665 million. The proceeds were offset by the deconsolidation of CTVglobemedia’s cash on hand of $35 million. The net loss on disposition was $4 million. Included in the net assets sold was goodwill of $1,920 million. In January 2006, we received $607 million as a return of capital after the recapitalization of CTVglobemedia.
     In September 2006, CTVglobemedia completed its takeover bid for CHUM Limited (CHUM). As a result of the transaction our interest in CTVglobemedia was reduced to 15%. Our remaining investment in CTVglobemedia is accounted for using the cost method.
     We still retain certain important rights and have entered into a commercial agreement with CTVglobemedia to have access to existing and future content. These rights do not constitute continuing involvement with CTVglobemedia. CTVglobemedia was presented previously in the Other BCE segment.
BCI
In June 2006, BCE contributed to BCI an amount in satisfaction of its $61 million obligation with respect to the BCI income tax loss monetization transaction. In addition, as part of its liquidation process, BCI made a return of capital to BCE of $156 million on which we recorded a gain of $52 million.
CGI
On December 16, 2005, we announced our decision to sell our investment in CGI and that CGI would purchase 100 million of the Class A shares held by us and we have accounted for CGI as a discontinued operation. CGI was previously presented in the Other BCE segment.
     On January 12, 2006, CGI bought 100 million of its Class A shares from us and we realized total net proceeds of $849 million. The proceeds were offset by the deconsolidation of CGI’s cash on hand of $81 million. The gain on disposition was $79 million. Included in the net assets sold was goodwill of $674 million.
     On April 6, 2006, we exercised our CGI warrants to acquire Class A shares at a cost of $21 million. In addition, we recorded a loss of $17 million in the second quarter of 2006, which represented a write-down of our remaining investment in CGI, which was available for sale, to fair market value based on its stock price at June 30, 2006.
     Included in the net gain from discontinued operations in 2006 is a loss of $1 million, which represented a further write-down of our investment in CGI as a result of the Bell Canada pension fund’s acquisition of our remaining 31.4 million CGI shares.
EMERGIS
In June 2004, we completed the sale of our 63.9% interest in Emergis by way of a secondary public offering.
     In June 2004, Bell Canada paid $49 million to Emergis for:
•   the purchase of Emergis’ Security Business
•   the early termination of the Bell Legacy Contract on June 30, 2004 rather than December 31, 2004
•   the transfer of related intellectual property to Bell Canada.
84     Bell Canada Enterprises  2006 Annual Report

Notes to Consolidated Financial Statements
These transactions were recorded on a net basis. The net proceeds from the sale of Emergis were $285 million (net of $22 million of selling costs and a $49 million consideration given to Emergis). The gain on the transaction was $58 million.
     The operating loss includes a future income tax asset impairment charge of $56 million ($36 million after non-controlling interest), which Emergis recorded before the sale as a result of the unwinding of tax loss utilization strategies that had been in place between Emergis, 4122780 Canada Inc. (a wholly-owned subsidiary of Emergis) and Bell Canada.
     Emergis completed the sale of its US Health operations in March 2004 for US$223 million in cash. The loss on the transaction was $87 million ($160 million after non-controlling interest and BCE Inc.’s incremental goodwill), which was recorded in December 2003. Emergis was presented previously as a separate segment.
Note 10: Earnings Per Share
The following table is a reconciliation of the numerator and the denominator used in the calculation of basic and diluted earnings per common share from continuing operations.

	2006	2005	2004

Earnings from continuing operations (numerator)
Earnings from continuing operations	1,891	1,834	1,395
Dividends on preferred shares	(70)	(70)	(70)

Earnings from continuing operations – basic	1,821	1,764	1,325

Weighted average number of common shares outstanding (denominator) (in millions)
Weighted average number of common shares outstanding – basic	861.4	926.8	924.6
Assumed exercise of stock options (1)	0.2	0.3	0.6

Weighted average number of common shares outstanding – diluted	861.6	927.1	925.2

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options. These are options that would not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share for each of the periods shown in the table. The number of excluded options was 18,479,608 in 2006, 24,466,767 in 2005 and 26,693,305 in 2004.
Note 11: Accounts Receivable

	2006	2005

Trade accounts receivable	1,573	1,470
Allowance for doubtful accounts	(106)	(125)
Allowance for revenue adjustments	(112)	(118)
Income taxes receivable	97	48
Investment tax credits receivable	312	154
Other accounts receivable	104	96

Total accounts receivable	1,868	1,525

SECURITIZATION OF ACCOUNTS RECEIVABLE
Bell Canada sold an interest in a pool of accounts receivable to a securitization trust for a total of $1.2 billion in cash at December 31, 2006 ($1.2 billion at December 31, 2005) under a revolving sales agreement that was extended to December 31, 2011. Bell Canada had a retained interest of $136 million in the pool of accounts receivable at December 31, 2006 ($133 million at December 31, 2005), which equals the amount of over-collateralization in the receivables sold.
     Bell Aliant sold an interest in a pool of accounts receivable to a securitization trust for a total of $120 million in cash at December 31, 2006 ($120 million at December 31, 2005) under a revolving sales agreement that was extended to July 7, 2011. Bell Aliant had a retained interest of $49 million in the pool at December 31, 2006 ($39 million at December 31, 2005).
     Bell Canada and Bell Aliant continue to service these accounts receivable. The buyer’s interest in the collection of these accounts receivable ranks ahead of the interests of Bell Canada and Bell Aliant, which means that Bell Canada and Bell Aliant are exposed to certain risks of default on the amount securitized. They have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
Bell Canada Enterprises  2006 Annual Report     85

Notes to Consolidated Financial Statements
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Bell Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Bell Aliant’s other assets if customers do not pay amounts owed.
     In 2006, we recognized a loss of $57 million on the revolving sale of accounts receivable for the combined securitizations, compared to losses of $34 million in 2005 and $26 million in 2004.
     The following table shows balances for the combined securitizations at December 31, 2006 and the assumptions that were used in the model on the date of transfer and at December 31, 2006. A 10% or 20% adverse change in each of these assumptions would have no significant effect on the current fair value of the retained interest.

	RANGE	2006	2005

Securitized interest in accounts receivable		1,338	1,354
Retained interest		185	172
Servicing liability		2	2
Average accounts receivable managed		2,009	1,972
Assumptions:
Cost of funds	2.90%–4.20%	4.20%	2.86%
Average delinquency ratio	11.62%–12.32%	11.69%	12.32%
Average net credit loss ratio	0.51%–0.76%	0.76%	0.56%
Weighted average life (days)	36–37	36	37
Servicing fee liability	2.00%	2.00%	2.00%

The following table is a summary of certain cash flows received from and paid to the trusts during the year.

	2006	2005

Collections reinvested in revolving sales	18,611	17,724
(Decrease) increase in sale proceeds	(16)	229

Note 12: Other Current Assets

	NOTE	2006	2005

Future income taxes	8	662	310
Inventory		329	335
Prepaid expenses		234	191
Other		8	79

Total other current assets		1,233	915

Note 13: Capital Assets

	2006			2005
		ACCUMULATED	NET BOOK		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE	COST	AMORTIZATION	VALUE

Telecommunications assets
Inside plant	20,058	14,252	5,806	19,246	13,358	5,888
Outside plant	15,176	9,931	5,245	14,522	9,492	5,030
Station equipment	2,910	1,455	1,455	2,655	1,311	1,344
Machinery and equipment	5,949	3,587	2,362	5,536	3,225	2,311
Buildings	3,204	1,470	1,734	3,063	1,314	1,749
Plant under construction	1,579	—	1,579	1,852	—	1,852
Satellites	1,553	514	1,039	1,552	404	1,148
Land	79	—	79	78	—	78
Other	337	103	234	200	66	134

Total property, plant and equipment	50,845	31,312	19,533	48,704	29,170	19,534

Finite-life intangible assets
Software	3,960	1,981	1,979	3,163	1,497	1,666
Customer relationships	652	106	546	623	64	559
Other	32	11	21	26	13	13

Total capital assets	55,489	33,410	22,079	52,516	30,744	21,772

86     Bell Canada Enterprises  2006 Annual Report

Notes to Consolidated Financial Statements
The cost of assets under capital leases was $1,475 million at December 31, 2006, and $1,283 million at December 31, 2005. Additions to assets under capital leases were $267 million in 2006 and $564 million in 2005. The net book value of these assets was $978 million at December 31, 2006, and $887 million at December 31, 2005.
     Amortization of property, plant and equipment was $2,506 million in 2006, $2,511 million in 2005, and $2,499 million in 2004. Amortization of finite-life intangible assets was $620 million in 2006, $547 million in 2005 and $490 million in 2004.
     We capitalized interest costs of $13 million in 2006, $15 million in 2005, and $19 million in 2004.
     Additions to finite-life intangible assets were $631 million in 2006 and $503 million in 2005.
Note 14: Other Long-Term Assets

	NOTE	2006	2005

Accrued benefit asset	25	1,110	984
Future income taxes	8	255	342
Investments at cost		754	346
Investment tax credits receivable		393	345
Investments at equity		—	25
Deferred debt issuance costs		94	72
Long-term notes and other receivables		87	57
Deferred development costs		3	16
Other		120	119

Total other long-term assets		2,816	2,306

Amortization of deferred charges was $3 million in 2006, $3 million in 2005, and $11 million in 2004.
Note 15: Indefinite-Life Intangible Assets

	2006	2005

Brand name	1,986	1,986
Spectrum licences	900	897
Cable licences	16	16

Total indefinite-life intangible assets	2,902	2,899

Note 16: Goodwill

					OTHER
				BELL	BELL	OTHER	CONSOLI-
	NOTE	RESIDENTIAL	BUSINESS	ALIANT	CANADA	BCE	DATED

Balance – December 31, 2005		2,671	1,831	1,217	150	97	5,966
Goodwill arising from current year acquisitions	4	7	29	12	—	1	49
Goodwill arising from purchase price adjustments for 2005 acquisitions	4	—	(12)	—	—	—	(12)
Distribution of Bell Aliant units	2	—	—	(533)	—	—	(533)
Other		1	—	4	—	—	5

Balance – December 31, 2006		2,679	1,848	700	150	98	5,475

Bell Canada Enterprises  2006 Annual Report     87

Notes to Consolidated Financial Statements
Note 17: Accounts Payable and Accrued Liabilities

	NOTE	2006	2005

Trade accounts payable and accruals		1,614	1,535
Compensation payable		486	480
Deferred revenues		475	441
Taxes payable		207	244
Restructuring costs payable	5	89	85
Other current liabilities		365	300

Total accounts payable and accrued liabilities		3,236	3,085

Note 18: Debt Due Within One Year

		WEIGHTED	WEIGHTED
		AVERAGE	AVERAGE
	NOTE	INTEREST RATE	MATURITY	2006	2005

Bank advances		4.25%	N/A	9	11
Notes payable		5.68%	30 days	27	80
Long-term debt due within one year	19			950	1,070

Total debt due within one year				986	1,161

N/A: Not applicable.
Restrictions
Some of the credit agreements:
•	require us to meet specific financial ratios

•	require us to maintain a certain level of Bell Canada voting shares.
We are in compliance with all conditions and restrictions.
Note 19: Long-Term Debt

		WEIGHTED
		AVERAGE
	NOTE	INTEREST RATE	MATURITY	2006	2005

BCE Inc. – Notes (a)		7.35%	2009	650	2,000

Bell Canada (b)
Debentures		6.87%	2007–2035	7,025	7,479
Debentures		9.84%	2041–2054	700	700
Subordinated debentures		8.21%	2026–2031	275	275
Capital leases		6.42%	2007–2047	975	852
Other				40	69

Total – Bell Canada				9,015	9,375

Bell Aliant (c)
Non-revolving term facility		Floating	2009	1,235	—
Debentures, notes and bonds		5.19%	2007–2020	1,549	1,086
Other				28	25

Total – Bell Aliant				2,812	1,111

Telesat – Notes and other		7.78%	2007–2010	253	340

Total debt				12,730	12,826
Unamortized premium (d)				87	99
Less: Amount due within one year	18			(950)	(1,070)

Total long-term debt				11,867	11,855

88     Bell Canada Enterprises  2006 Annual Report

Notes to Consolidated Financial Statements
Restrictions
Some of the debt agreements:
•	require us to meet specific financial ratios

•	impose covenants, maintenance tests and new issue tests

•	require us to maintain a certain level of Bell Canada voting shares.
We are in compliance with all conditions and restrictions.
(a) BCE Inc.
In 2006, BCE Inc. redeemed early $1,050 million of debt that was due on October 30, 2007. The remaining $650 million of debt is unsecured.
(b) Bell Canada
All debentures are unsecured. They include:
• US$200 million maturing in 2010, which has been swapped into Canadian dollars

• $125 million of long-term debt, which includes a call option that has been exercised, allowing for the debt to be redeemed on February 15, 2007.
Capital leases include $336 million in 2006 and $353 million in 2005, netted against loans receivable of $244 million in 2006 and $267 million in 2005. These obligations arose from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunications equipment for a total of $391 million. Some of the proceeds were invested in interest-bearing loans receivable. The capital lease obligations, net of loans, were originally issued for US$39 million and have been swapped into Canadian dollars.
(c) Bell Aliant
All debentures, notes and bonds are issued under trust indentures and are unsecured with the exception of Télébec’s debentures, which are secured by a mortgage on a property located in the province of Québec. All notes, bonds and debentures are issued in series and certain series are redeemable at Bell Aliant’s option prior to maturity at the prices, times and conditions specified in each series.
     Interest rates on the non-revolving term facility depend upon the form of borrowing selected and Bell Aliant’s credit rating. Prime rate based loans bear interest at the prime rate per annum while Canadian Bankers’ Acceptance, U.S. LIBOR loans, letters of credit and letters of guarantee bear interest at the base rate plus 0.50 per cent per annum. These rates may vary based on the credit ratings of Bell Aliant’s long-term debt.
(d) Unamortized Premium
This amount represents the unamortized purchase price allocated to long-term debt resulting from BCE’s repurchase of SBC Communications Inc.’s 20% interest in Bell Canada Holdings Inc.
Note 20: Other Long-Term Liabilities

	NOTE	2006	2005

Future income taxes	8	2,350	2,108
Accrued benefit liability	25	1,538	1,448
Deferred revenue on long-term contracts		399	389
Deferred contract payments		168	199
Other		386	663

Total other long-term liabilities		4,841	4,807

Bell Canada Enterprises  2006 Annual Report     89

Notes to Consolidated Financial Statements
Note 21: Non-Controlling Interest

	NOTE	2006	2005

Non-controlling interest in subsidiaries:
CTVglobemedia		—	817
Bell Aliant	2	1,063	675
Other		17	24

		1,080	1,516

Preferred shares issued by subsidiaries:
Bell Canada		1,100	1,100
Bell Aliant	2	—	232
Telesat		—	50

		1,100	1,382

Total non-controlling interest		2,180	2,898

Note 22: Financial Instruments
DERIVATIVES
We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares that may be issued under our compensation plans (SCPs and DSUs). We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
     The following derivative instruments were outstanding at December 31, 2006:
•   interest rate swaps that hedge interest rate risk on a portion of our long-term debt
•   cross-currency swaps and forward contracts that hedge foreign currency risk on a portion of our long-term debt
•   forward contracts on BCE Inc. common shares that hedge the fair value exposure related to SCPs and DSUs.
CREDIT RISK
We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. We expect that they will be able to meet their obligations because we deal with institutions that have strong credit ratings and we regularly monitor our credit risk and credit exposure.
     There was minimal credit risk relating to derivative instruments at December 31, 2006. We are also exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.
CURRENCY EXPOSURES
We use cross-currency swaps and forward contracts to hedge debt that is denominated in foreign currencies. We also use forward contracts to hedge foreign currency risk on anticipated transactions.
     The principal amount to be received under currency contracts was US$482 million at December 31, 2006. The principal amount to be paid under these contracts was $623 million at December 31, 2006.
90     Bell Canada Enterprises  2006 Annual Report

Notes to Consolidated Financial Statements
INTEREST RATE EXPOSURES
We use interest rate swaps to manage the mix of fixed and floating interest rates on our debt. As at December 31, 2006, the following interest rate swaps with a notional amount of $1,950 million were outstanding:
•  $700 million of interest rate swaps whereby we pay interest at a rate equal to the three-month Canadian dollar offered rate (CDOR) floating rate plus 0.42%. We receive interest on these swaps at a rate of 5.0%. The swaps mature in 2017.
•  $500 million interest rate swap whereby we pay interest at a rate of 4.31%. We receive interest on the swap at a rate equal to the three-month CDOR floating rate. The swap matures in 2012.
•  $300 million interest rate swap whereby we pay interest at a rate of 4.90%. We receive interest on the swap at a rate equal to the three-month CDOR floating rate. The swap matures in 2014.
•  $200 million interest rate swap whereby we pay interest at a rate of 4.85%. We receive interest on the swap at a rate equal to the three-month CDOR floating rate. The swap matures in 2017.
•  $200 million interest rate swap whereby we pay interest at a rate of 5.02%. We receive interest on the swap at a rate equal to the three-month CDOR floating rate. The swap matures in 2037.
•  $50 million interest rate swap whereby we pay interest at a rate of 5.0%. We receive interest on the swap at a rate equal to the three-month CDOR floating rate. The swap matures in 2037.
FAIR VALUE
Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. We base fair values on estimates using present value and other valuation methods.
     These estimates are affected by assumptions we make about the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
The carrying value of all financial instruments approximates fair value, except for those noted in the following table.

	2006		2005
	CARRYING	FAIR	CARRYING	FAIR
	VALUE	VALUE	VALUE	VALUE

Investment in Nortel (1)	—	—	55	52
Long-term debt due within one year	950	956	1,070	1,079
Long-term debt	11,867	13,127	11,855	13,523
Derivative financial instruments, net asset (liability) position:
Forward contracts – BCE Inc. shares	5	7	—	(1)
Currency contracts	(58)	(77)	(90)	(120)
Interest rate swaps and swaptions	—	(26)	(7)	(17)

(1)	In 2006, the Nortel common shares were undesignated as a hedge of our exposure to outstanding rights to SCPs and the Bell Canada pension plan acquired them from us. In 2005, we designated 4 million of our approximately 15 million Nortel common shares to manage our exposure to outstanding rights to SCPs.
Note 23: Share Capital
PREFERRED SHARES
BCE Inc.’s articles of amalgamation provide for an unlimited number of First Preferred Shares and Second Preferred Shares. The terms set out in the articles authorize BCE Inc.’s directors to issue the shares in one or more series and to set the number of shares and conditions for each series.
Bell Canada Enterprises  2006 Annual Report     91

Notes to Consolidated Financial Statements
The following table is a summary of the principal terms of BCE Inc.’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at December 31, 2006. BCE Inc.’s articles of amalgamation describe the terms and conditions of these shares in detail.

								STATED
						NUMBER OF SHARES		CAPITAL
	ANNUAL				REDEMP-		ISSUED	AT
	DIVIDEND	CONVERT-	CONVERSION	REDEMPTION	TION		AND OUT-	DECEMBER 31
SERIES	RATE	IBLE INTO	DATE	DATE	PRICE	AUTHORIZED	STANDING	2006	2005

Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	—	—	—
R	4.54%	Series Q	December 1, 2010	December 1, 2010	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2011	At any time	$25.50	8,000,000	2,279,791	57	200
T	4.502%	Series S	November 1, 2011	November 1,2011	$25.00	8,000,000	5,720,209	143	—
Y	floating	Series Z	December 1, 2007	At any time	$25.50	10,000,000	1,147,380	29	29
Z	5.319%	Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	8,852,620	221	221
AA	5.45%	Series AB	September 1, 2007	September 1, 2007	$25.00	20,000,000	20,000,000	510	510
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	—	—	—
AC	5.54%	Series AD	March 1, 2008	March 1, 2008	$25.00	20,000,000	20,000,000	510	510
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	—	—	—

								1,670	1,670

Voting Rights
All of the issued and outstanding preferred shares at December 31, 2006 were non-voting, except under special circumstances when the holders are entitled to one vote per share.
Entitlement to Dividends
Holders of Series R, T, Z, AA and AC shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE Inc.’s articles of amalgamation.
     Holders of Series S and Y shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE Inc.’s articles of amalgamation.
     If Series Q, AB and AD shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.
Conversion Features
All of the issued and outstanding preferred shares at December 31, 2006 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE Inc.’s articles of amalgamation.
Redemption Features
BCE Inc. may redeem Series R, T, Z, AA and AC shares on the redemption date and every five years after that date.
     BCE Inc. may redeem Series S and Y shares at any time at $25.50 per share.
     If Series Q, AB and AD shares are issued, BCE Inc. may redeem them at any time at $25.50 per share.
     On January 25, 2007, the articles of amalgamation of BCE Inc. were amended to create the Series AE, AF, AG, AH, AI and AJ First Preferred Shares. These new series of shares were created in furtherance of a plan of arrangement of Bell Canada whereby all of the issued and outstanding series of preferred shares of Bell Canada having a stated capital of $1,100 million as at December 31, 2006, were exchanged for a corresponding series of First Preferred Shares of BCE Inc. The impact on our balance sheet will be a reclassification from our non-controlling interest to preferred shares for the stated capital amount. This plan of arrangement became effective on January 31, 2007.
COMMON SHARES AND CLASS B SHARES
BCE Inc.’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE Inc. is liquidated, dissolved or wound up, after payments due to the holders of preferred shares.
92     Bell Canada Enterprises 2006 Annual Report

Notes to Consolidated Financial Statements
The following table provides details about the outstanding common shares of BCE Inc. No Class B shares were outstanding at December 31, 2006 and 2005.

	2006		2005
	NUMBER	STATED	NUMBER	STATED
	OF SHARES	CAPITAL	OF SHARES	CAPITAL

Outstanding, beginning of year	927,318,916	16,806	925,935,682	16,781
Shares issued under employee stock option plan (1)	1,246,932	35	1,383,234	25
Shares repurchased and cancelled	(45,151,666)	(805)	—	—
Share reduction (2)	(75,770,241)	(2,549)	—	—

Outstanding, end of year	807,643,941	13,487	927,318,916	16,806

(1)	Includes a $6 million reclassification from contributed surplus relating to the exercise of employees’ stock options.

(2)	Reduction of BCE Inc. common shares outstanding, in conjunction with a distribution of Bell Aliant trust units, by way of return of capital, to holders of BCE Inc. common shares.
Normal Course Issuer Bid (NCIB)
On February 1, 2006, BCE Inc. announced its plan to repurchase 5% of its outstanding common shares through a NCIB.
     As at December 31, 2006, BCE Inc. had repurchased and cancelled a total of 45 million common shares, representing the total common shares targeted for repurchase, for a total cash outlay of $1.2 billion.
     Of the total amount, $805 million represented stated capital and reduced the total value of common shares, while $52 million reduced the contributed surplus attributable to these common shares. The remaining $384 million was charged to the deficit.
     On December 12, 2006, BCE Inc. announced its plan to renew the share repurchase program for an additional 12-month period to repurchase 5% of its outstanding common shares through a NCIB for which we obtained approval from the TSX on February 6, 2007.
Dividend Reinvestment Plan
The dividend reinvestment plan allows eligible common shareholders to use their dividends to buy additional common shares. A trustee buys BCE Inc. common shares for the participants on the open market, by private purchase or from BCE Inc. (where the shares are issued from treasury). BCE Inc. chooses the method the trustee uses to buy the shares.
     A total of 2,658,255 common shares were bought on the open market under this plan for $76 million in 2006. A total of 3,039,870 common shares were bought on the open market under this plan for $91 million in 2005.
     The following table is a reconciliation of the contributed surplus balance during the year.

	NOTE	2006	2005

Balance, beginning of year		1,081	1,061
Gain on distribution of Bell Aliant units	2	1,547	—
Repurchase of common shares – NCIB		(52)	—
Other		(21)	20

Balance, end of year		2,555	1,081

Note 24: Stock-Based Compensation Plans
Reflected in the consolidated statements of operations as operating expense are the following stock-based compensation amounts:

	2006	2005	2004

Employee savings plans (1)	46	45	43
Stock options (1)	8	17	22
Restricted share units (1)	45	39	26
Special compensation payments (2)	(3)	(3)	(9)
Deferred share units	1	4	5
Deferred unit plan	3	—	—

Total stock-based compensation expense	100	102	87

(1)	Prior periods have been adjusted to include stock-based compensation of Bell Aliant that had been previously excluded.

(2)	Includes recoveries of SCP expense as a result of forfeitures.
Bell Canada Enterprises  2006 Annual Report     93

Notes to Consolidated Financial Statements
The ESP, stock option, RSU, SCP and DSU plan descriptions below relate only to BCE’s plans as these are the most significant plans.
EMPLOYEE SAVINGS PLANS
ESPs are designed to encourage employees of BCE Inc. and its participating subsidiaries to own shares of BCE Inc. Each year, employees who participate in the plans can choose to have up to a certain percentage of their annual earnings withheld through regular payroll deductions in order to buy BCE Inc. common shares. In some cases, the employer will also contribute up to a maximum percentage of the employee’s annual earnings to the plan.
     Each participating company decides on its maximum percentages. For Bell Canada, employees can contribute up to 12% of their annual earnings. Bell Canada contributes up to 2%.
     The trustee of the ESPs buys BCE Inc. common shares for the participants on the open market, by private purchase or from BCE Inc. (where the shares are issued from treasury). BCE Inc. chooses the method the trustee uses to buy the shares.
     There were 30,168 employees participating in the plans at December 31, 2006. The total number of common shares bought for employees was 6,395,865 in 2006 and 6,024,936 in 2005. At December 31, 2006, 13,513,812 common shares were reserved for issuance under the ESPs.
STOCK OPTIONS
Under BCE Inc.’s long-term incentive plans, BCE Inc. may grant options to key employees to buy BCE Inc. common shares. The subscription price is equal to the market value of the shares on the last trading day before the grant comes into effect. At December 31, 2006, 26,876,114 common shares were authorized for issuance under these plans.
     For options granted before January 1, 2004, the right to exercise options generally vests or accrues at 25% a year for four years of continuous employment from the date of grant, unless a special vesting period applies. Options become exercisable when they vest and can generally be exercised for a period of up to 10 years from the date of grant.
     For most options granted after January 1, 2004, the right to exercise options vests after two and three years of continuous employment from the date of grant and if a specific company-wide performance target is met. Subject to achieving the specific performance target, 50% of the options will vest after two years and the remaining 50% after three years. Options become exercisable when they vest and can be exercised for a period of up to six years from the date of grant.
     Special vesting provisions may apply if:
•   there is a change of control of BCE Inc. and the option holder’s employment ends under certain circumstances
•   the option holder is employed by a designated subsidiary of BCE Inc. and BCE Inc.’s ownership interest in that subsidiary falls below the percentage set out in the plan.
The following table is a summary of the status of BCE Inc.’s stock option plans.

	2006		2005		2004
		WEIGHTED		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE		AVERAGE
	NUMBER OF	EXERCISE	NUMBER OF	EXERCISE	NUMBER OF	EXERCISE
	SHARES	PRICE ($)	SHARES	PRICE ($)	SHARES	PRICE ($)

Outstanding, January 1	27,342,735	$32	28,481,679	$32	25,750,720	$32
Granted	485,372	$27	1,481,924	$28	5,911,576	$30
Exercised	(1,246,932)	$23	(1,383,234)	$18	(1,946,864)	$16
Expired/forfeited	(2,339,327)	$32	(1,237,634)	$34	(1,233,753)	$34

Outstanding, December 31	24,241,848	$33	27,342,735	$32	28,481,679	$32

Exercisable, December 31	16,648,952	$35	16,505,709	$34	14,633,433	$34

94     Bell Canada Enterprises  2006 Annual Report

Notes to Consolidated Financial Statements
The following table provides more information about BCE Inc.’s stock option plans at December 31, 2006.

	STOCK OPTIONS OUTSTANDING			STOCK OPTIONS EXERCISABLE
		WEIGHTED	WEIGHTED		WEIGHTED
		AVERAGE REMAINING	AVERAGE EXERCISE		AVERAGE EXERCISE
RANGE OF EXERCISE PRICES	NUMBER	LIFE	PRICE ($)	NUMBER	PRICE ($)

Below $20	318,745	2.23	$16	318,745	$16
$20-$29	11,277,420	4.69	$29	3,868,374	$28
$30-$39	7,033,741	4.70	$34	6,849,891	$34
Over $40	5,611,942	3.76	$41	5,611,942	$41

	24,241,848	4.45	$33	16,648,952	$35

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL
The following table shows the assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.

	2006	2005	2004

Number of stock options granted	485,372	1,481,924	5,911,576
Weighted average fair value per option granted ($)	2	3	4
Weighted average assumptions:
Dividend yield	4.4%	4.4%	4.0%
Expected volatility	17%	19%	27%
Risk-free interest rate	4.1%	3.6%	3.1%
Expected life (years)	3.9	3.5	3.5

Starting in 2004, most of the stock options granted contain a specific performance target that must be met before the option can be exercised. This is reflected in the calculation of the weighted average fair value per option granted.
RESTRICTED SHARE UNITS
Since 2004, BCE Inc. grants RSUs to executives and other key employees. The value of an RSU is always equal to the value of one BCE Inc. common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE Inc. common shares. Each executive is granted a specific number of RSUs for a given performance period, based on his or her position and level of contribution. At the end of each given performance period, RSUs vest if performance objectives are met or are forfeited.
     Vested RSUs are paid in BCE Inc. common shares purchased on the open market, in cash or through a combination of both, as the holder chooses.
The following table is a summary of the status of RSUs.

	NUMBER OF RSUS
	2006	2005	2004

Outstanding, January 1	2,520,781	1,996,522	—
Granted	3,090,144	504,427	1,986,513
Dividends credited	89,773	100,657	61,086
Payments	(2,542,451)	—	—
Forfeited	(173,212)	(80,825)	(51,077)

Outstanding, December 31	2,985,035	2,520,781	1,996,522

SPECIAL COMPENSATION PAYMENTS
Before 2000, when BCE Inc. granted options to executives and other key employees, related rights to SCPs were also often granted. SCPs are cash payments representing the amount that the market value of the shares on the date of exercise of the related options exceeds the exercise price of these options.
     When the distribution of Nortel common shares was made in 2000, the outstanding options were cancelled and replaced with options to buy BCE Inc. common shares and options to buy Nortel common shares. The related SCPs were adjusted accordingly.
     For each right to an SCP held before the distribution, right holders now have rights related to both BCE Inc. and Nortel common shares.
     The number of SCPs outstanding at December 31, 2006, was:
•	292,150 relating to BCE Inc. common shares

•	216,864 relating to Nortel common shares.
A 1-for-10 consolidation of the issued and outstanding common shares of Nortel was effective December 1, 2006 and the number of SCPs outstanding has been adjusted accordingly.
     All of the outstanding SCPs cover the same number of shares as the options that they relate to. It is the employer’s responsibility to make the payments under the SCPs.
Bell Canada Enterprises  2006 Annual Report     95

Notes to Consolidated Financial Statements
DEFERRED SHARE UNITS
Eligible bonuses may be paid in the form of DSUs when executives or other key employees elect or are required to participate in the plan. For non-management directors, their compensation is paid in DSUs until the minimum share ownership requirement is met or as elected by the directors thereafter.
     The value of a DSU is always equal to the value of one BCE Inc. common share. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE Inc. common shares.
     DSUs are paid in BCE Inc. common shares purchased on the open market following the cessation of a participant’s employment or when a director leaves the board.
The following table is a summary of the status of DSUs.

	NUMBER OF DSUS
	2006	2005	2004

Outstanding, January 1	984,648	886,714	703,995
Granted	358,993	173,158	306,225
Dividends credited	54,597	40,668	37,226
Payments	(110,816)	(115,892)	(160,732)

Outstanding, December 31	1,287,422	984,648	886,714

DEFERRED UNIT PLAN
Bell Aliant is currently finalizing a deferred unit plan for certain of their executives and senior management to further align their long-term incentive compensation with their total unitholder returns. The framework for this new plan has been approved by their board of trustees and is expected to be finalized in early 2007 when an initial grant will be issued for the service period from 2006 to 2008.
Note 25: Employee Benefit Plans
We provide pension, other retirement and post-employment benefits for almost all of our employees. These include DB pension plans and DC pension plans.

	2006	2005	2004

Pension benefits:
DB plans cost	320	221	76
DC plans cost	28	20	9
Other future benefits cost	165	118	156

Net benefit plans cost	513	359	241

96     Bell Canada Enterprises  2006 Annual Report

Notes to Consolidated Financial Statements
COMPONENTS OF DEFINED BENEFIT PLANS COST
The following table shows the DB plans cost before and after recognizing its long-term nature. The recognized net benefit plans cost reflects the amount reported in our statements of operations and is calculated according to our accounting policy.

	PENSION BENEFITS			OTHER BENEFITS
	2006	2005	2004	2006	2005	2004

Current service cost	268	212	221	28	35	31
Interest cost on accrued benefit obligation	851	858	791	111	110	104
Actual return on plan assets	(1,723)	(1,545)	(1,047)	(17)	(12)	(4)
Past service costs (credits) arising during period	38	—	75	(55)	(120)	14
Actuarial loss (gain) on accrued benefit obligation	(9)	1,747	754	79	499	102

Elements of employee future benefit plans cost, before recognizing its long-term nature	(575)	1,272	794	146	512	247

Excess (deficiency) of actual return over expected return (1)	737	617	110	5	2	(6)
Deferral of amounts arising during period:
Past service (costs) credits	(38)	—	(75)	55	120	(14)
Actuarial (loss) gain on accrued benefit obligation	9	(1,747)	(754)	(79)	(499)	(102)
Amortization of previously deferred amounts:
Net past service costs (credits)	12	8	8	(5)	1	—
Net actuarial losses	167	92	31	19	—	1
Transitional (asset) obligation	(6)	1	(43)	24	26	30
Curtailment gain (2)	—	—	—	—	(44)	—

Adjustments to recognize long-term nature of employee future benefit plans cost	881	(1,029)	(723)	19	(394)	(91)

Increase (decrease) in valuation allowance	12	(24)	3	—	—	—
Other	2	2	2	—	—	—

DB plans cost, recognized	320	221	76	165	118	156

(1)	The expected return on plan assets for a given year is calculated based on the market-related value of plan assets at the beginning of that year. The market-related value of pension plan assets was $13,192 million at January 1, 2006, $12,691 million at January 1, 2005, and $12,820 million at January 1, 2004.

(2)	2005 includes a curtailment gain associated with the phase-out, over three years, of a discretionary allowance program.
Bell Canada Enterprises  2006 Annual Report     97

Notes to Consolidated Financial Statements
COMPONENTS OF ACCRUED BENEFIT ASSET (LIABILITY)
The following table shows the change in benefit obligations, change in fair value of plan assets and the funded status of the DB plans.

	PENSION BENEFITS		OTHER BENEFITS
	2006	2005	2006	2005

Accrued benefit obligation, beginning of the year	16,213	14,068	2,179	1,770
Current service cost	268	212	28	35
Interest cost on accrued benefit obligation	851	858	111	110
Actuarial losses (gains)	(9)	1,747	79	499
Benefit payments	(914)	(884)	(96)	(93)
Employee contributions	8	8	—	—
Special termination costs	(49)	(17)	(17)	(21)
Plan amendment (1)	38	—	(55)	(120)
Transfers from DC pension plans	—	221	—	—
Other	9	—	2	(1)

Accrued benefit obligation, end of the year	16,415	16,213	2,231	2,179

Fair value of plan assets, beginning of the year	13,870	12,793	149	137
Actual return on plan assets	1,723	1,545	17	12
Benefit payments	(914)	(884)	(96)	(93)
Employer contributions (2)	431	202	96	93
Employee contributions	8	8	—	—
Transfers from DC pension plans	—	221	—	—
Other	3	(15)	—	—

Fair value of plan assets, end of the year	15,121	13,870	166	149

Plan deficit	(1,294)	(2,343)	(2,065)	(2,030)
Unamortized net actuarial losses	2,290	3,246	514	492
Unamortized net past service costs (credits)	140	115	(41)	(1)
Unamortized transitional (asset) obligation	(20)	(26)	163	186
Valuation allowance	(115)	(103)	—	—

Accrued benefit asset (liability), end of year	1,001	889	(1,429)	(1,353)

Accrued benefit asset included in other long-term assets	1,110	984	—	—
Accrued benefit liability included in other long-term liabilities	(109)	(95)	(1,429)	(1,353)

(1)     2005 includes a curtailment gain associated with the phase-out, over the next three years, of a discretionary allowance program.
(2)     In 2006, the Bell Canada pension fund acquired from us 14.9 million Nortel shares, 31.4 million CGI shares and other marketable securities having an aggregate market value of $284 million. These acquisitions reduced our cash contributions in 2006.
For DB pension plans with an accrued benefit obligation that was more than plan assets:
• the accrued benefit obligation was $16,008 million at December 31, 2006, and $15,956 million at December 31, 2005
• the fair value of plan assets was $14,667 million at December 31, 2006, and $13,596 million at December 31, 2005.
For DB pension plans with an accrued benefit obligation that was less than plan assets:
• the accrued benefit obligation was $407 million at December 31, 2006, and $257 million at December 31, 2005
• the fair value of plan assets was $454 million at December 31, 2006, and $274 million at December 31, 2005.
SIGNIFICANT ASSUMPTIONS
We used the following key assumptions to measure the accrued benefit obligation and the net benefit plans cost for the DB pension plans and plans that provide other employee future benefits. These assumptions are long-term, which is consistent with the nature of employee benefit plans.
98     Bell Canada Enterprises   2006 Annual Report

Notes to Consolidated Financial Statements

	PENSION BENEFITS			OTHER BENEFITS
	2006	2005	2004	2006	2005	2004

At December 31
Accrued benefit obligation:
Discount rate, end of year	5.3%	5.2%	6.2%	5.3%	5.2%	6.2%
Rate of compensation increase, end of year	3.0%	3.0%	3.5%	3.0%	3.0%	3.5%
For the year ended December 31
Net benefit plans cost:
Discount rate, end of preceding year (1)	5.4%	6.2%	6.5%	5.4%	6.2%	6.5%
Expected return on plan assets, end of preceding year	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Rate of compensation increase, end of preceding year	3.0%	3.5%	3.5%	3.0%	3.5%	3.5%

(1) The discount rate is an average for 2006 and at the end of the preceding year for 2005 and 2004. On July 7, 2006, following the formation of Bell Aliant, the discount rate used to value our pension obligations was increased to 5.6% from 5.2% to reflect the change in long-term market interest rates at that time.
We assumed the following trend rates in health-care costs:
• an annual rate of increase of 4.5% in the cost per person of covered health-care benefits for 2006 and the foreseeable future
• an annual rate of increase of 10.5% in the cost of medication for 2006 and a gradual decline to 4.5% over six years.
Assumed trend rates in health-care costs have a significant effect on the amounts reported for the health-care plans. The following table, for example, shows the effect of a 1% change in the assumed trend rates in health-care costs.

	1% INCREASE	1% DECREASE

Effect on other benefits – total service and interest cost	17	(16)
Effect on other benefits – accrued obligation	236	(220)

PENSION PLAN ASSETS
The investment strategy for the major pension plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within our guidelines. The expected rate of return assumption is based on our target asset allocation policy and the expected future rates of return on these assets.
     The following table shows the allocation of our pension plan assets at December 31, 2006 and 2005, target allocations for 2006 and the expected long-term rate of return by asset class.

				WEIGHTED
	WEIGHTED	PERCENTAGE		AVERAGE
	AVERAGE	OF PLAN		EXPECTED
	TARGET	ASSETS AT		LONG-TERM
	ALLOCATION	DECEMBER 31		RATE OF RETURN
ASSET CATEGORY	2006	2006	2005	2006

Equity securities	45%–65%	58%	59%	9.0%
Debt securities	35%–55%	42%	41%	5.5%

Total/average		100%	100%	7.5%

Equity securities included approximately $82 million of BCE Inc. common shares or 0.5% of total plan assets at December 31, 2006, and approximately $62 million of BCE Inc. common shares or 0.4% of total plan assets at December 31, 2005.
     Debt securities included approximately $10 million of BCE Inc. and affiliates’ debentures or 0.1% of total plan assets at December 31, 2006, and approximately $14 million of BCE Inc. and affiliates’ debentures or 0.1% of total plan assets at December 31, 2005.
ESTIMATED FUTURE BENEFIT PAYMENTS
The following table shows the estimated future defined benefit payments for the next 10 years as at December 31, 2006.

	PENSION	OTHER
	BENEFITS	BENEFITS

2007	925	102
2008	947	107
2009	968	114
2010	989	119
2011	1,010	126
2012–2016	5,336	731

Total estimated future benefit payments	10,175	1,299

Bell Canada Enterprises   2006 Annual Report       99

Notes to Consolidated Financial Statements
CASH FLOWS
We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
     We contribute to the DC pension plans as employees provide service.
The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	PENSION BENEFITS			OTHER BENEFITS
	2006	2005	2004	2006	2005	2004

Bell Aliant	116	178	69	7	6	4
Bell Canada	42	21	18	89	87	77
BCE Inc.	8	7	8	—	—	—
Telesat	6	—	—	—	—	—

Total	172	206	95	96	93	81

Comprised of:
Contributions to DB plans	147	201	86	96	93	81
Contributions to DC plans	25	5	9	—	—	—

We expect to contribute approximately $270 million to our defined benefit pension plans in 2007, subject to actuarial valuations being completed. We expect to pay approximately $100 million to beneficiaries under other employee benefit plans in 2007. We expect to contribute approximately $30 million to the DC pension plans in 2007.
Note 26: Commitments and Contingencies
CONTRACTUAL OBLIGATIONS
The following table is a summary of our contractual obligations at December 31, 2006 that are due in each of the next five years and after 2011.

						THERE-
	2007	2008	2009	2010	2011	AFTER	TOTAL

Long-term debt (excluding capital leases)	744	1,051	2,758	1,076	1,008	5,117	11,754
Notes payable and bank advances	36	—	—	—	—	—	36
Capital leases	206	120	47	45	89	556	1,063
Operating leases	219	199	171	143	116	771	1,619
Commitments for capital expenditures	202	116	46	4	3	49	420
Purchase obligations	1,295	988	493	353	321	414	3,864
Other long-term liabilities (including current portion)	74	42	44	47	49	21	277

Total	2,776	2,516	3,559	1,668	1,586	6,928	19,033

100       Bell Canada Enterprises   2006 Annual Report

Notes to Consolidated Financial Statements
Long-term debt and notes payable and bank advances include $1,344 million drawn under our committed credit facilities. They do not include $444 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $4.4 billion. Current commercial paper credit lines expire in August 2009 and Bell Aliant’s current commercial paper credit lines expire in July 2011.
     BCE Inc., Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the amount of their supporting committed lines of credit. The total amount of these supporting committed lines of credit available (net of letters of credit) was $1.7 billion at December 31, 2006. BCE Inc., Bell Canada and Bell Aliant had no commercial paper outstanding at December 31, 2006.
     Bell Canada can issue up to $400 million of Class E notes under its commercial paper programs. These notes are not supported by committed lines of credit and may be extended in certain circumstances. Bell Canada had no Class E notes outstanding at December 31, 2006.
     The imputed interest to be paid on capital leases is $474 million.
     Rental expense relating to operating leases was $275 million in 2006, $312 million in 2005, and $354 million in 2004.
     Purchase obligations consist mainly of contractual obligations under service contracts. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     Other long-term liabilities included in the table relate to:
•   Bell Canada’s future payments over the remaining life of its contract with Amdocs Canadian Managed Services, Inc. for the development of Bell Canada’s billing system. The total amount was $204 million at December 31, 2006.
•   Telesat’s deferred satellite performance incentive payments and their deferred milestone payments. The total amount was $73 million at December 31, 2006.
At December 31, 2006, we had other long-term liabilities that were not included in the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     We did not include the accrued employee benefit liability and future income tax liabilities in the table because we cannot accurately determine the timing and amount of cash needed for them. This is because:
•   future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.
•   future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.
We did not include deferred revenue and gains on assets in the table because they do not represent future cash payments.
COMMITMENT UNDER THE CRTC DEFERRAL ACCOUNT MECHANISM
On February 16, 2006, the CRTC issued Telecom Decision 2006-9, in which it estimated incumbent telephone companies’ deferral account amounts, on an accumulated balance and future annualized commitment basis, at May 31, 2006. Bell Canada estimates its accumulated deferral account balance at May 31, 2006 to be $479 million with an estimated future annualized commitment of $82 million. Bell Aliant’s accumulated deferral account balance at May 31, 2006 is estimated to be $8 million with no estimated future annualized commitment. Neither Bell Canada nor Bell Aliant can finalize their estimates of deferral account balances since the outcome of certain outstanding regulatory proceedings is unknown.
     In Telecom Decision 2006-9, the CRTC made the following orders to clear the accumulated balances in the deferral accounts:
•   The CRTC first directed each Incumbent Local Exchange Carrier (ILEC) to allocate a minimum of 5% of the accumulated balance in its deferral account to improve access to telecommunication services for persons with disabilities
•   As to the remaining 95% of the accumulated balance in the deferral account, the CRTC addressed both broadband service investments and subscriber rebates. The CRTC concluded that each ILEC could use funds in its
Bell Canada Enterprises   2006 Annual Report       101

Notes to Consolidated Financial Statements
deferral accounts for initiatives to expand broadband services to rural and remote communities. If an ILEC chooses not to invest in broadband expansion, or invests in such expansion but has money left over in its deferral account, the remaining funds will be rebated to the ILEC’s residential local subscribers in non-high cost serving areas.
Telecom Decision 2006-9 also indicated that the future annual deferral account obligations of ILECs are to be eliminated by reducing monthly prices for primary exchange service and optional local services for residential customers in non-high cost serving areas. Bell Canada and certain other ILECs filed rate proposals on May 15, 2006 that became effective on June 1, 2006. Bell Canada’s proposal eliminated approximately $68 million of its estimated future annualized commitment. Bell Canada believes that the impact of outstanding regulatory proceedings may absorb the remaining annualized commitment. Telecom Decision 2006-9 also noted that the extension of the Second Price Cap Period to May 31, 2007 will result in an additional annual deferral account obligation. Under this decision, Bell Canada’s additional future annualized commitment is estimated to be $10 million. On May 12, 2006, Bell Canada filed a Part VII application seeking the recovery of the wireline-related costs associated with the implementation of wireless number portability from its deferral account. The outcome of this application and of other outstanding proceedings could reduce this additional obligation.
     The deferral account obligation will change as amounts are added to the account or the CRTC approves initiatives that serve to reduce the deferral account obligation. On March 17, 2006, Bell Canada filed an application for leave to appeal this decision to the Federal Court of Appeal, to the extent that it requires Bell Canada to give rebates in respect of rates that the CRTC had made final in 2003. Another broader application for leave to appeal was also filed on behalf of consumer groups. The Federal Court of Appeal granted Bell Canada’s and the consumers groups’ respective leave to appeal applications concerning Telecom Decision 2006-9 in Orders dated September 22, 2006, respectively. On May 16, 2006, Barrett Xplore Inc., a broadband service provider, applied to the Governor in Council to overturn the CRTC’s determinations regarding the use of deferral account funds by ILECs to expand the availability of broadband services. The same company filed an application to the CRTC to review and vary Telecom Decision 2006-9 on June 2, 2006.
     On September 1, 2006 Bell Canada and Bell Aliant filed their proposals for clearing the accumulated balances in their deferral accounts. Bell Canada proposed to use 5% of its estimated accumulated balance for the implementation of initiatives that improve access to telecommunication services for persons with disabilities, with the remaining 95% of the accumulated balance used to expand broadband services over a five-year period to unserved areas in rural and remote communities. Bell Aliant proposed to use 5% of its accumulated balance for the implementation of initiatives that improve access to telecommunication services for persons with disabilities and referred to its proposal filed May 15, 2006 for clearing the remaining 95% of its accumulated balance. On September 28, 2006, the CRTC issued Telecom Decision 2006-64, in which it approved Bell Aliant’s application to increase its deferral account drawdown for the recovery of expenditures related to its Service Improvement Plan program.
     On November 30, 2006, the CRTC issued Public Notice 2006-15 initiating a proceeding to assess the proposals for broadband expansion and improving access to telecommunication services for persons with disabilities filed September 1, 2006 by Bell Canada as well as other incumbent telephone companies. A decision in this proceeding is scheduled to be issued in January 2008. Due to the nature and number of uncertainties which remain concerning the disposition of accumulated balances in the deferral account, we are unable to estimate the impact of the CRTC’s decision on our financial results at this time.
LITIGATION
We become involved in various claims and litigation as a part of our business. This section describes important legal proceedings that you should be aware of. While we cannot predict the final outcome of the claims and litigation described below or of any other pending claims and litigation at December 31, 2006, based on the information currently available, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation. Based on the information currently available, we believe that we have strong defenses and we intend to vigorously defend our position.
102       Bell Canada Enterprises   2006 Annual Report

Notes to Consolidated Financial Statements
Teleglobe Lending Syndicate Lawsuit
On July 12, 2002, some members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation (collectively, Teleglobe) lending syndicate filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice. The lawsuit includes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the Court should disregard Teleglobe Inc. as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.
     On November 2, 2004, Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, N.Y. Agency withdrew from the lawsuit and on May 3, 2005, BNP Paribas (Canada) also withdrew from this lawsuit. BNP Paribas (Canada), which had advanced US$50 million to Teleglobe, is now pursuing a separate action against BCE Inc. and former Teleglobe directors and officers. The remaining plaintiffs claim damages of US$1.04 billion, plus interest and costs. This represents approximately 83% of the US$1.25 billion that the lending syndicate advanced to Teleglobe.
Kroll Restructuring Lawsuit
In February 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe Inc., against five former directors of Teleglobe Inc. This lawsuit was filed in connection with Teleglobe Inc.’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.
     The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe Inc. all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.
     On February 26, 2007, the five former directors filed a third-party claim in the Ontario Superior Court of Justice against the former third series preferred shareholders of Teleglobe Inc. As provided by the Canada Business Corporations Act, the third-party claim seeks to recover from those former third series preferred shareholders any amounts the former directors may have to restore to Teleglobe Inc. as a result of this lawsuit, on account of the redemption of the third series preferred shares.
     While BCE Inc. is not a defendant in this lawsuit, Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe Inc. directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.
Teleglobe Inc. Unsecured Creditors Lawsuit
On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware. The United States District Court for the District of Delaware subsequently withdrew the reference from the Bankruptcy Court and the matter is now pending in the District Court for the District of Delaware. The lawsuit is against BCE Inc. and 10 former directors and officers of Teleglobe and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges breach of an alleged funding commitment of BCE Inc. towards the debtors, promissory estoppel, misrepresentation by BCE Inc. and breach and aiding and abetting breaches of fiduciary duty by the defendants. The plaintiffs seek an unspecified amount of damages against the defendants.
Teleglobe Inc. Plan Administrator Lawsuit
On November 16, 2005, Kathy Morgan, in her capacity as Plan Administrator for Teleglobe Inc., filed a lawsuit in the Ontario Superior Court of Justice against BCE Inc. and seven former directors of Teleglobe Inc. The plaintiff is seeking a declaration that Teleglobe Inc. and its creditors have been oppressed by the former directors of Teleglobe Inc. and by BCE Inc. within the meaning of the Canada Business Corporations Act. The plaintiff is also seeking a declaration that the former directors of Teleglobe Inc. breached their fiduciary duty to Teleglobe Inc. and failed to act in accordance with the standard of care prescribed under the Canada Business Corporations Act.
     The plaintiff is seeking compensation for oppression in the amount of $3 billion and damages for breach of fiduciary duty in the amount of $3 billion, in each case plus interest and costs.
Bell Canada Enterprises   2006 Annual Report       103

Notes to Consolidated Financial Statements
Purported Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges
On June 27, 2006, a motion to obtain the authorization to institute a class action in Québec was served against Bell Canada and Bell Mobility in the province of Québec, in the Québec City District of the Superior Court. The lawsuit was filed on behalf of all physical persons and companies in Canada that were billed late payment charges by Bell Canada and Bell Mobility despite the fact that customers allegedly paid amounts owing to Bell Canada and Bell Mobility to a financial institution, by Internet, by telephone or by cheque within the payment period indicated on their bills, and/or that suffered damages resulting from a payment allegedly made before the due date, and/or that were allegedly billed, in the case of Québec residents, interest at a rate higher than the legal rate. The lawsuit has not yet been authorized as a class action.
     The motion seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the class. In addition to the reimbursement of such amounts, the class action would, if authorized, also seek payment of damages and punitive damages by Bell Canada and Bell Mobility.
Note 27: Guarantees
As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties that may require us to pay for costs and losses incurred in various types of transactions. We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Historically, we have not made any significant payments under these indemnifications or guarantees.
The following table represents guarantees that BCE has entered into that have a fixed maximum potential exposure, and their respective terms.

						INDEFI-
	2007	2008	2009	2010	2011+	NITE	TOTAL

Sale of assets and businesses	15	—	—	1,500	28	102	1,645
Sale of services	15	20	91	—	55	—	181
Purchase and development of assets	—	12	1	—	—	10	23
Other	—	—	—	—	—	12	12

Total	30	32	92	1,500	83	124	1,861

BCE also has guarantees where no maximum potential amount is specified.
SALE OF ASSETS AND BUSINESSES
As part of transactions involving business dispositions and sales of assets, we may be required to pay counter-parties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, earn-out guarantees if the disposed business does not meet specific targets, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.
     A nominal amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2006. Historically, we have not made any significant payments under this type of indemnification or guarantee.
104       Bell Canada Enterprises   2006 Annual Report

Notes to Consolidated Financial Statements
SALE OF SERVICES
In transactions involving sales of services, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2006. Historically, we have not made any significant payments under such indemnifications or guarantees.
PURCHASE AND DEVELOPMENT OF ASSETS
As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2006. Historically, we have not made any significant payments under such indemnifications or guarantees.
OTHER TRANSACTIONS
As part of other transactions, such as securitization agreements and operating leases, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2006. Historically, we have not made any significant payments under such indemnifications or guarantees.
Note 28: Supplemental Disclosure for Statements of Cash Flows

	2006	2005	2004

Cash (used in) provided by non-cash operating assets and liabilities is as follows:
Accounts receivable	(86)	518	31
Other current assets	(52)	(31)	(94)
Other long-term assets	(52)	(83)	(28)
Accounts payable and accrued liabilities	(259)	(675)	261
Other long-term liabilities	(7)	(138)	11
Other	209	25	(43)

Total cash (used in) provided by non-cash operating assets and liabilities	(247)	(384)	138

Bell Canada Enterprises   2006 Annual Report       105

Glossary
ARPU and ARPS
Average revenue per unit and average revenue per subscriber represent measurements of the average revenue generated by each unit or subscriber, expressed as a rate per month for the year.
Black-Scholes Option Pricing Model
The Black-Scholes option pricing model is the financial model we use to calculate the weighted-average fair value of a stock option granted using four key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate and expected life of the stock option.
Book Value Per Share
This is common shareholders’ equity divided by the number of common shares outstanding.
Capital Intensity
This is capital expenditures divided by operating revenues.
Cash Flow Per Share
This is calculated by dividing cash from operating activities less capital expenditures by the average number of common shares outstanding.
Cash Flow Yield
This is cash from operating activities less capital expenditures, other investing activities, dividends on preferred shares and dividends paid by subsidiaries to non-controlling interest, divided by the number of common shares outstanding at the end of the year and multiplied by the share price at the end of the year.
Churn
This is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
Common Dividend Payout Ratio
Dividends paid on common shares divided by net earnings applicable to common shares.
Common Dividend Yield
Dividends paid on common shares divided by BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.
Cost of Acquisition
COA is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.
Cost Method
The investment is recorded at cost. Dividends received or receivable from the investment are included in our net earnings, with no adjustment to the carrying amount of the investment.
Curtailment
A curtailment is a significant reduction in plan benefits that can result when a defined benefit pension plan is amended or restructured. Types of curtailments include a reduction in the expected number of years of future service of active employees or the elimination of the right to earn defined benefits for some or all of the future service of employees.
Digital Equivalent Access Lines
These are derived by converting low-capacity data lines (DS-3 and lower) to the equivalent number of voice-grade access lines.
EBITDA
We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.
EBITDA Margin
This is EBITDA divided by operating revenues.
EBITDA to Interest Ratio
EBITDA divided by interest expense.
Equity Method
The investment is initially recorded at cost and adjustments are made to include our share of the investment’s net earnings or losses. These adjustments are included in our net earnings. The amount of our investment is reduced by any dividends received or receivable from the investment.
Free Cash Flow
We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.
Goodwill
Goodwill may be created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the consideration given and represents the value of factors that contribute to greater earning power, such as a good reputation, customer loyalty or intellectual capital.
106       Bell Canada Enterprises   2006 Annual Report

Glossary
Long-Term Debt to Equity
This is long-term debt (including any portion due within one year) divided by shareholders’ equity.
Market Capitalization
This is BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.
Net Debt to Capitalization Ratio
This is net debt divided by our capitalization (total net debt, non-controlling interest and shareholders’ equity).
Net Debt to EBITDA
This is net debt divided by EBITDA.
Operating Margin
Operating income divided by operating revenues.
Price to Book Ratio
BCE Inc.’s share price divided by the book value per share.
Price to Cash Flow Ratio
BCE Inc.’s share price at the end of the year divided by the cash flow per share.
Price to Earnings Ratio
BCE Inc.’s share price at the end of the year divided by earnings per share.
ROE
Return on common shareholders’ equity is net earnings available to common shares as a percentage of average common shareholders’ equity.
Settlement
A company makes a settlement when it substantially settles all or part of an accrued benefit obligation. An example is a lump-sum cash payment to employees in exchange for their rights to receive future benefits.
Total Debt to Total Assets
Total long-term debt (including debt due within one year) divided by total assets.
Translation of Foreign Currencies
The way we account for a foreign operation depends on whether it is self-sustaining or integrated. A self-sustaining foreign operation is largely independent of the parent company. An integrated foreign operation depends on the parent company to finance or run its operations.
Bell Canada Enterprises   2006 Annual Report       107

Board of Directors
As at March 7, 2007
Richard J. Currie, O.C.
Toronto, Ontario
Chair of the Board,
BCE Inc. and Bell Canada
Director since May 1995
André Bérard, O.C.
Montréal, Québec
Corporate Director
Director since January 2003
Ronald A. Brenneman
Calgary, Alberta
President and Chief Executive Officer,
Petro-Canada
Director since November 2003
Anthony S. Fell, O.C.
Toronto, Ontario
Chairman of the Board,
RBC Dominion Securities Limited
Director since January 2002
Donna Soble Kaufman
Toronto, Ontario
Corporate Director and Lawyer
Director since June 1998
Brian M. Levitt
Montréal, Québec
Partner and Co-Chair,
Osler, Hoskin & Harcourt LLP
Director since May 1998
The Honourable
Edward C. Lumley, P.C.
South Lancaster, Ontario
Vice-Chairman,
BMO Nesbitt Burns Inc.
Director since January 2003
Judith Maxwell, C.M.
Ottawa, Ontario
Research Fellow, Canadian Policy,
Research Networks Inc.
Director since January 2000
John H. McArthur
Massachusetts, U.S.A.
Dean Emeritus, Harvard University,
Graduate School of
Business Administration
Director since May 1995
Thomas C. O’Neill, F.C.A.
Don Mills, Ontario
Corporate Director and
Chartered Accountant
Director since January 2003
James A. Pattison, O.C., O.B.C.
Vancouver, British Columbia
Chairman and Chief Executive Officer,
The Jim Pattison Group
Director since February 2005
Robert C. Pozen
Massachusetts, U.S.A.
Chairman of the Board,
MFS Investment Management
Director since February 2002
Michael J. Sabia
Montréal, Québec
President and Chief Executive Officer,
BCE Inc., and
Chief Executive Officer, Bell Canada
Director since October 2002
Paul M. Tellier, P.C., C.C., Q.C.
Montréal, Québec
Corporate Director
Director since April 1999
Victor L. Young, O.C.
St. John’s, Newfoundland and Labrador
Corporate Director
Director since May 1995

COMMITTEES OF THE BOARD
Members of Committees of the Board
AUDIT COMMITTEE
T.C. O’Neill (Chair), A. Bérard, A.S. Fell, J. Maxwell, V.L. Young
The audit committee assists the board in the oversight of:
• the integrity of the financial statements and related information
• compliance with applicable legal and regulatory requirements
• the independence, qualifications and appointment of the external auditor
• the performance of the internal and external auditors
• management’s responsibility for reporting on internal controls and risk management.
PENSION FUND COMMITTEE
R.C. Pozen (Chair), R.A. Brenneman, B.M. Levitt, P.M. Tellier, V.L. Young
The PFC assists the board in the oversight of:
• the administration, funding and investment of our pension plans and fund
• the unitized pooled fund sponsored by BCE for the collective investment of the fund in which certain of BCE’s subsidiaries’ pension funds invest.
CORPORATE GOVERNANCE COMMITTEE
D. Soble Kaufman (Chair), A. Bérard, E.C. Lumley, J.H. McArthur, J.A. Pattison
The CGC assists the board in:
• developing and implementing our corporate governance guidelines
• identifying individuals qualified to become directors
• determining the composition of the board and its committees
• determining the directors’ remuneration for board and committee service
• developing and overseeing a process to assess the board chair, the board committees, chairs of committees and individual directors
• overseeing our policies concerning business conduct, ethics, public disclosure of material information and other matters.
MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE
R.J. Currie (Chair), R.A. Brenneman, A.S. Fell,
J.H. McArthur, R.C. Pozen
The MRCC assists the board in the oversight of the:
• compensation, nomination, evaluation and succession of officers and other management personnel
• health and safety policies and practices.
108       Bell Canada Enterprises   2006 Annual Report

Executives
As at March 7, 2007
Michael J. Sabia
President and Chief Executive Officer
George A. Cope
President and Chief Operating Officer,
Bell Canada
Michael T. Boychuk
Senior Vice-President and Treasurer
Stéphane Boisvert
President – Enterprise, Bell Canada
Kevin W. Crull
President – Residential Services,
Bell Canada
William J. Fox
Executive Vice-President –
Communications and Corporate Development
Leo Houle
Chief Talent Officer
Lawson A.W. Hunter
Executive Vice-President and
Chief Corporate Officer
Patricia A. Olah
Corporate Secretary
Wade Oosterman
President – Bell Mobility and
Bell Distribution Inc.,
Chief Brand Officer, Bell Canada
Patrick Pichette
President – Operations, Bell Canada
Eugene Roman
Group President – Systems and
Technology, Bell Canada
Karen H. Sheriff
President – Small and Medium
Business, Bell Canada
Scott L. Thomson
Executive Vice-President –
Corporate Development and Planning
Martine Turcotte
Chief Legal Officer
Siim A. Vanaselja
Chief Financial Officer
Bell Canada Enterprises   2006 Annual Report       109

Tax Information
DIVIDENDS AND CAPITAL GAINS ON YOUR SHARES
Shareholders are required to pay tax on dividends as well as any capital gains they realize when they sell their shares or are deemed to have sold them. If you received Nortel Networks common shares in May 2000 and/or Bell Aliant Regional Communications Income Fund Units, you should contact the Investor Relations group to learn more on the tax implications impact on your cost or visit www.bce.ca.
     Since January 1, 2006 and unless stated otherwise, dividends paid by BCE and Bell Canada to Canadian residents are eligible dividends as per the Canadian Income Tax Act. Since March 24, 2006 and unless stated otherwise, dividends paid by BCE and Bell Canada to Québec residents are eligible dividends as per the proposed changes announced during the March 23, 2006 provincial Budget speech.
FOREIGN INVESTORS
Dividends paid or credited to non-residents of Canada are subject to a 25% withholding tax unless reduced by treaty. Under current tax treaties, U.S. and U.K. residents are subject to a 15% withholding tax.
U.S. INVESTORS
We are required to solicit taxpayer identification numbers (TIN) and Internal Revenue Service (IRS) Form W-9 certifications of residency from certain U.S. investors. Where these have not been received, we may be required to deduct the IRS’ specified backup withholding tax.
     For additional information, please contact our Investor Relations or the transfer agent, Computershare Trust Company of Canada.
NORMAL COURSE ISSUER BID
On February 6, 2007, we received acceptance from the Toronto Stock Exchange (TSX) of our Notice of Intention to Make a Normal Course Issuer Bid. The filing of this notice allows us to purchase for cancellation up to 40,000,000 of our common shares, representing approximately 5% of the 807,658,658 common shares outstanding as at January 31, 2007. We are contemplating a buyback program of approximately $1.2 billion. Purchases of the shares will be made at the discretion of BCE Inc.’s management on the open market through the facilities of the TSX and/or the New York Stock Exchange (NYSE) in accordance with the by-laws and rules of such exchanges. Purchases of common shares may be made from time to time, at market prices, during the period starting February 9, 2007 and ending no later than February 8, 2008. You can obtain a copy of the Notice of Intention on request without charge from our Investor Relations Group.
110       Bell Canada Enterprises   2006 Annual Report

Shareholder Information
2007 SHAREHOLDER MEETING
The shareholder meeting will take place at 9:30 a.m. (Eastern time), Wednesday, June 6, 2007, at Le Centre Mont-Royal, 2200 Mansfield Street, Montréal, Québec, in the auditorium Le Grand Salon.
     The meeting will also be webcast live on our website, www.bce.ca.
     We offer various ways to vote your shares. For more details, consult our proxy circular or visit our website.
2007 QUARTERLY EARNINGS RELEASE DATES

First quarter	May 2, 2007
Second quarter	August 1, 2007
Third quarter	November 7, 2007
Fourth quarter	February 6, 2008
Quarterly and annual reports as well as other corporate documents can be found on our website. If you wish to be notified electronically when documents are posted, register online at www.bce.ca for our service ‘Email Alerts’. Corporate documents can also be requested from the Investor Relations group.
SHARE FACTS
Symbol
BCE
Listings
TSX, NYSE, and the Zurich (SWX) stock exchange
You will find a summary of the differences between our governance practices and the NYSE corporate governance rules in the governance section of our website at www.bce.ca.
Common Shares Outstanding
807,643,941 as at December 31, 2006
Stock Splits
Three-for-one on April 26, 1979 and two-for-one on May 15, 1997
Quarterly Dividend*
$0.365 per common share
2007 Dividend Schedule*

Record Date	Payment Date

March 15, 2007	April 15, 2007
June 15, 2007	July 15, 2007
September 14, 2007	October 15, 2007
December 14, 2007	January 15, 2008

* Subject to approval by the board of directors
SHAREHOLDER SERVICES
Dividend Reinvestment and Stock Purchase Plan
This plan provides a convenient method for eligible holders of common shares to reinvest their dividends and make optional cash contributions to purchase additional common shares without brokerage costs.
Dividend Direct Deposit Service
Avoid postal delays and trips to the bank by joining the dividend direct deposit service.
E-Delivery Service
Enrol in our e-delivery service to receive the proxy material, the annual report and/or quarterly documents by e-mail. By doing so, you will receive your documents faster and in an environmentally friendly manner while helping your company reduce printing and postage costs.
Manage your Shareholder Account
Enrol in Investor Centre on www.computershare.com and benefit from a wide variety of self-service tools to help track and manage your shares.
Duplicate Mailings
Help us control costs and eliminate duplicate mailings by consolidating your accounts.
     For more details on any of these services, registered shareholders (shares are registered under your name) must contact the transfer agent. Non-registered shareholders must contact their brokers.
CONTACT INFORMATION
Transfer Agent and Registrar
For information on shareholder services or any other inquiries regarding your account (including stock transfer, address change, lost certificates and tax forms), contact:
Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

e-mail	bce@computershare.com
tel	514 982-7555 or 1 800 561-0934
(toll free in Canada and the U.S.)
fax	416 263-9394 or 1 888 453-0330
(toll free in Canada and the U.S.) or visit their website at www.computershare.com
Investor Relations
1000 de La Gauchetière Street West, Suite 3700, Montréal, Québec H3B 4Y7

e-mail	investor.relations@bce.ca
tel	1 800 339-6353
fax	514 786-3970
or visit the Investors section on our website at www.bce.ca

Trademarks: The following is a list of all our trademarks referred to and used as such in this annual report. Fuel, 10-4 and Sympatico are trademarks of Bell Canada; Mobile Browser is a trademark of Bell Mobility Inc.; Nimiq and Anik are trademarks of Telesat Canada; SmartTouch is a trademark of Stentor Resource Centre Inc.; Solo is a trademark of Solo Branding Inc. Any other trademarks, or corporate, trade or domain names used in this report are the property of their owners. We believe that our trademarks and domain names are very important to our success. Our exclusive trademark rights are perpetual provided that their registrations are timely renewed and that the trademarks are used in commerce by us or our licensees. We take appropriate measures to protect, renew and defend our trademarks. We also spend considerable time and resources overseeing, registering, renewing, licensing and protecting our trademarks and domain names and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.
Cette publication est disponible en français. BCE’s Annual Report is printed with vegetable-based ink and is recyclable.
Printed in Canada

BCE’s website has extensive information about the company’s governance practices, community investment, and corporate responsibility.
The Bell 2007 Business Update is available at www.bce.ca/businessupdate.
BCE Inc. 1000 de La Gauchetière Street West, Suite 3700, Montréal, Québec H3B 4Y7 www.bce.ca
Communications       e-mail bcecomms@bce.ca   tel 1 888 932-6666   fax 514 870-4385
Investor Relations       e-mail investor.relations@bce.ca   tel 1 800 339-6353   fax 514 786-3970